FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of September, 2003
                 ----------------

Commission File Number  0-29546
                       ---------

                           America Mineral Fields Inc.
                         -------------------------------
                 (Translation of registrant's name into English)

         St. George's House, 15 Hanover Square, London, England W1S 1HS
        -----------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F  X    Form 40-F
                                     ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes     No X
                                           ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.
These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and, subject to certain exceptions, may not be offered for purchase or sale, or sold or otherwise disposed of, in the United States of America or its territories or possessions or to or for the account U.S. persons except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities laws or pursuant to an exemption therefrom. See "Plan of Distribution".

                                   PROSPECTUS

New Issue                                                     September 19, 2003

                             [COMPANY LOGO OMITTED]

                           AMERICA MINERAL FIELDS INC.
                                      $1.10
                            25,212,000 Common Shares

This prospectus qualifies the distribution of 25,212,000 common shares (the "Common Shares") of America Mineral Fields Inc. ("AMZ"). AMZ is a mineral exploration and development company organized under the laws of the Yukon Territory, Canada, with exploration stage properties in the Democratic Republic of Congo and Angola. The Common Shares are being offered pursuant to an agency agreement dated September 19, 2003 among AMZ, Canaccord Capital Corporation (the "Agent") and Canaccord Capital (Europe) Limited ("Canaccord Europe").

The outstanding Common Shares of AMZ are listed and posted for trading on the Toronto Stock Exchange ("TSX") under the symbol "AMZ". Application will also be made for the admission of the entire issued and to be issued share capital of AMZ, including the Common Shares qualified by this prospectus, to trading on the Alternative Investment Market of the London Stock Exchange plc ("AIM"). Canaccord Europe is acting as AMZ's nominated advisor and broker in respect of AMZ's admission to AIM. It is expected that dealings in the Common Shares on AIM will commence on September 25, 2003. The TSX has conditionally approved the listing of the Common Shares distributed under this prospectus subject to AMZ meeting certain listing requirements of the TSX prior to November 18, 2003. As of September 18, 2003, the closing price of AMZ's Common Shares on the TSX was $1.39. As of September 18, 2003 the closing rate payable in Canadian dollars for each (pound)1.00 was $0.4538, as reported by Bloomberg. An investment in the Common Shares of AMZ is speculative and is subject to a number of risks that should be carefully reviewed and considered by a prospective purchaser. See "Risk Factors".

                  --------------------------------------------
                          PRICE $1.10 PER COMMON SHARE
                  ---------------------------------------------

                                                 Price to                           Agent's
                                              the Public (1)                     Commission(2)             Net Proceeds to AMZ (3)
                                              --------------                     -------------             -----------------------
Per Common Share...............                   $1.10                              $0.066                        $1.034
Total Offering (4)(5)..........                $27,733,200                         $1,663,992                    $26,069,208

----------
(1) The offering price of the Common Shares has been determined by AMZ based on the results of a book-building process and negotiations with the Agent and Canaccord Europe.
(2) The commission is the amount payable, in aggregate, to both the Agent and Canaccord Europe in connection with the offering of Common Shares in the various jurisdictions.
(3) Before deducting the expenses of the offering, estimated in the aggregate to be US$880,154, which, together with the commission payable to the Agent and Canaccord Europe, will be paid out of the proceeds of the offering.
(4) For Common Shares sold in the United Kingdom, the Price to the Public, the commission payable to the Agent and Canaccord Europe and Net Proceeds to AMZ are payable in UK pounds sterling based on the closing rate payable in Canadian dollars for each (pound)1.00 of $0.4538, as quoted by Bloomberg on September 18, 2003.
 (5) AMZ has also granted Canaccord Europe non-assignable warrants (the "Broker Warrants"), exercisable at any time within 12 months following the closing of the offering to purchase at a price per Common Share of $1.10 up to an additional 5% of the Common Shares. This prospectus also qualifies the distribution of the Broker Warrants to Canaccord Europe. See "Plan of Distribution".

The offering of the Common Shares is subject to the approval of certain legal matters on behalf of AMZ by Stikeman Elliott LLP, AMZ's legal counsel, and on behalf of the Agent by McCarthy Tetrault LLP, legal counsel to the Agent and Canaccord Europe. Subscriptions will be received subject to rejection or allotment in whole or in part by the Agent and the Agent reserves the right to close the subscription books at any time without notice. Purchasers who subscribe for Common Shares under the offering will be deemed to authorize the Agent to subscribe for Common Shares from AMZ in their name and on their behalf. The issuance of certificates representing the Common Shares is expected to occur at closing on or about September 25, 2003, or such later date as AMZ and the Agent may agree, but in any event not later than November 19, 2003, and the Common Shares will not be tradable until the Common Shares have been so issued. See "Plan of Distribution".

                                TABLE OF CONTENTS

CURRENCY.....................................................2
METRIC CONVERSION TABLE......................................2
COMMODITY PRICES.............................................2
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION...3
PROSPECTUS SUMMARY...........................................4
AMERICA MINERAL FIELDS INC...................................7
CORPORATE STRUCTURE..........................................7
BUSINESS OF AMZ..............................................8
MINERAL PROJECTS............................................12
USE OF PROCEEDS.............................................24
SELECTED FINANCIAL INFORMATION..............................25
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS.........................25
DESCRIPTION OF SHARE CAPITAL................................28
DESCRIPTION OF ARTICLES OF CONTINUANCE AND BY-LAWS..........29
OPTIONS TO PURCHASE SECURITIES AND AGREEMENTS
TO ISSUE SECURITIES.........................................30
PRIOR SALES.................................................31
PRINCIPAL SHAREHOLDERS......................................32
DIRECTORS AND SENIOR OFFICERS...............................32
EXECUTIVE COMPENSATION......................................34
PLAN OF DISTRIBUTION........................................36
RISK FACTORS................................................37
LEGAL PROCEEDINGS...........................................37
WORKING CAPITAL.............................................41
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS..42
AUDITORS, TRANSFER AGENT AND REGISTRAR......................42
MATERIAL CONTRACTS..........................................42
EXPERTS.....................................................43
LEGAL MATTERS...............................................43
PURCHASERS' STATUTORY RIGHTS................................43
SELECTED GLOSSARY...........................................45
CONSOLIDATED FINANCIAL STATEMENTS..........................F-1
CERTIFICATE OF AMERICA MINERAL FIELDS INC..................C-1
CERTIFICATE OF THE AGENT...................................C-2

                                    CURRENCY

Unless otherwise indicated, all references to "$" in this prospectus refer to Canadian dollars, all references to "US$" refer to United States dollars and all references to "(pound)" refer to UK pounds sterling.

                             METRIC CONVERSION TABLE

To Convert Metric Measurement Units                                  To Imperial Measurement Units              Multiply by
-----------------------------------                                  -----------------------------              -----------
Grams/tonne (g/t)..............................................         Parts per billion (ppb)                    1,000
Hectares.......................................................                  Acres                             2.4711
Kilometres.....................................................                  Miles                             0.6214
Metres.........................................................                  Feet                              3.2808

                                COMMODITY PRICES

The following table sets forth the average and end of period prices for copper and zinc (rounded to the nearest United States dollar) as reported by the London Metal Exchange for the calendar years listed.

                                   Copper (US$ per tonne)             Zinc (US$ per tonne)
                                 Average       End of Period      Average       End of Period
1999.........................     $1,580          $1,846           $1,082            $1,239
2000.........................     $1,821          $1,808           $1,128            $1,021
2001.........................     $1,578          $1,462            $886              $767
2002 ........................     $1,557          $1,536            $779              $749

On September 17, 2003 the closing spot price per tonne for copper and zinc (rounded to the nearest United States dollar) on the London Metal Exchange was US$1,787.00 and US$811.00, respectively.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This prospectus contains forward-looking statements which reflect management's expectations regarding AMZ's future growth, performance (both operational and financial) and business prospects and opportunities. These forward-looking statements also reflect management's expectations regarding the future success of exploration activities. Wherever possible, words such as "plans", "intends", "expects" or "does not expect", "budget", "forecasts", "anticipate" or "does not anticipate", "believe", "intend" and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, have been used to identify these forward-looking statements. Although the forward-looking statements contained in this prospectus reflect management's current beliefs based upon information currently available to management and based upon what management believes to be reasonable assumptions, AMZ cannot be certain that actual results will be consistent with these forward-looking statements. A number of factors could cause actual results, performance, or achievements to differ materially from the results expressed or implied in the forward-looking statements, including those listed in the "Risk Factors" section of this prospectus. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements. Forward-looking statements necessarily involve significant known and unknown risks, assumptions and uncertainties that may cause AMZ's actual results, performance, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, risks related to AMZ being at the exploration stage, AMZ having no commercial product, the nature of mineral exploration and mining, history of losses, possible conflicts of interest between AMZ and its directors, additional funding requirements, dilution, joint venture project risks, the market for cobalt, copper, zinc and diamonds, competition, environmental risks, surface rights, title matters, government participation rights, licencing risks, regulatory requirements and mining risks and uninsured hazards. See "Risk Factors". Although AMZ has attempted to identify important risks and factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors and risks that cause actions, events or results not to be as anticipated, estimated or intended. Actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this prospectus and AMZ assumes no obligation to update or revise them to reflect new events or circumstances.

                           ELIGIBILITY FOR INVESTMENT

In the opinion of Stikeman Elliott LLP, counsel to AMZ, and McCarthy Tetrault LLP, counsel to the Agent, based on legislation in effect at the date hereof, the provisions of the following Canadian statutes would not preclude an investment in the Common Shares by companies, corporations, pension plans or persons registered thereunder or governed thereby, subject to compliance with prudent investment standards and criteria, or, if applicable, subject to the satisfaction of additional requirements relating to investment or lending policies, standards, procedures, guidelines or goals, and in certain cases, subject to the filing of such policies, standards, procedures, guidelines or goals with the appropriate regulatory authorities and the general investment requirements and provisions of such statutes:

Insurance Companies Act (Canada);                       Alberta Heritage Savings Trust Fund Act (Alberta);
Trust and Loan Companies Act (Canada);                  Pension Benefits Standards Act (British Columbia);
Cooperative Credit Associations Act (Canada);           Financial Institutions Act (British Columbia);
Pension Benefits Standards Act, 1985 (Canada);          Insurance Act (Ontario)
Loan and Trust Corporations Act (Alberta);              Pension Benefits Act (Ontario);
Insurance Act (Alberta);                                The Trustee Act (Ontario); and
Employment Pension Plans Act (Alberta);                 Loan and Trust Corporations Act (Ontario).

In addition, in the opinion of Stikeman Elliott LLP, counsel to AMZ, and McCarthy Tetrault LLP, counsel to the Agent, provided the Common Shares are listed on a prescribed stock exchange in Canada (which currently includes the TSX), the Common Shares will be qualified investments under the Income Tax Act (Canada) (the "Canadian Tax Act") and the regulations thereunder, as in effect on the date hereof, for trusts governed by registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), deferred profit sharing plans ("DPSPs") and registered education plans ("RESPs"). Based upon an officer's certificate provided by AMZ, the Common Shares will not, as of the date of this Prospectus, constitute "foreign property" to RRSPs, RRIFs and DPSPs and certain other persons to whom Part XI of the Canadian Tax Act is applicable.

                               PROSPECTUS SUMMARY

The following is a summary of the principal features of this distribution and should be read together with more detailed information, financial data and statements contained elsewhere in this prospectus. This summary is qualified in its entirety by the more detailed information contained elsewhere in this prospectus and readers are directed to review carefully this prospectus in its entirety.

                                   The Company

AMZ is a mineral exploration and development company continued under the laws of the Yukon Territory, Canada. The outstanding Common Shares of AMZ are listed and posted for trading on the TSX under the symbol "AMZ". AMZ is engaged in the exploration for cobalt, copper, zinc and diamonds. AMZ's material mineral interests are located in the Democratic Republic of Congo (the "DRC") and Angola. In the DRC, AMZ's mineral interests are: (i) an agreement (subject to ratification by the government of the DRC) to enter into a joint venture to hold the exploitation license for a copper and cobalt re-treatment project (the "Kolwezi Tailings Project") situated in the copper belt region of the DRC; and
(ii) an exclusive option to acquire an interest in and redevelop the Kipushi zinc-copper mine (the "Kipushi Mine"). In Angola, AMZ has entered into an agreement (subject to the approval of the Angolan government) with Empresa Nacional De Diamantes de Angola EP ("Endiama EP"), the Angolan state-owned diamond company, and Twins Limited, a private Angolan company, whereby IDAS Resources N.V., a wholly-owned subsidiary of AMZ, will control up to 51% of a joint venture company to be formed to exercise the rights of exploration and exploitation under an alluvial diamond prospecting license and an alluvial diamond exploitation license, each held by Endiama EP and both covering areas in the Cuango River Floodplain. See "Business of AMZ" and "Mineral Projects".

The Kolwezi Tailings Project consists of two tailings dams: Kingamyambo and Musonoi/Kasobantu. A summary of the Mineral Resources of the two tailings dams of the Kolwezi Tailings Project as at August 11, 2003 follows.

                         ----------------------------------------------------- -----------------------------------------------------
                                                Measured                                             Indicated
------------------------ ----------------------------------------------------- -----------------------------------------------------
Resource                   Tons of    Tons of    %        Tons of    %Cobalt   Tons of    Tons of    % Copper   Tons of     % Cobalt
                           Mineral-                                            Mineral-
                           ization     Copper    Copper     Cobalt             ization      Copper               Cobalt
------------------------ ------------ ---------- -------- -------------------- ---------- ---------- ---------- ----------- --------
Kingamyambo              42,316,297    563,094    1.33     130,898    0.31         -          -          -          -           -
------------------------ ------------ ---------- -------- -------------------- ---------- ---------- ---------- ----------- --------
Musonoi/Kasobantu        67,424,650   1,070,337   1.59     220,572    0.33     3,061,698   42,968      1.40       11,780      0.38
------------------------ ------------ ---------- -------- -------------------- ---------- ---------- ---------- ----------- --------
TOTALS                   109,740,947  1,633,431   1.49     351,470    0.32     3,061,698   42,968      1.40       11,780      0.38
------------------------ ------------ ---------- -------- -------------------- ---------- ---------- ---------- ----------- --------

The above Mineral Resource estimate was verified by Dr. Isobel Clark of Geostokos Limited, who satisfies the requirements of a "qualified person" under Canadian Securities Administrators National Instrument 43-101.

                                  The Offering

Offering:
                    25,212,000 Common Shares. See "Plan of Distribution".

Offering Price:
                    $1.10 per Common Share.

Use of Proceeds:
                    AMZ expects to receive net proceeds of $24,868,590 (US$18,230,768) from the sale of the Common Shares after deducting the Agent's commission of $1,663,992 (US$1,219,846) and the expenses of the offering estimated to be $1,200,618 (US$880,154). AMZ intends to use such net proceeds as to approximately $6,820,500 (US$5,000,000) to fund the payment due to La Generale des Carrieres et des Mines (the state-owned mining company in the DRC) upon the transfer of title to the Kolwezi Tailings Project; as to approximately $5,865,630 (US$4,300,000) to fund feasibility studies for the Kolwezi Tailings Project; as to approximately $1,091,280 (US$800,000) to fund a work program on AMZ's Angolan properties; and as to approximately $11,091,180 (US$8,130,768) for general working capital. See "Use of Proceeds".

Dividend Record:
                    AMZ has not paid dividends in the past and it is uncertain whether AMZ will pay dividends in the future. The future dividend policy of AMZ will be determined by its Board of Directors. See "Selected Financial

                    Information - Dividend Policy".

Reasons for Admission to AIM:
                    AMZ has chosen to seek admission of its entire issued and to be issued share capital, including the Common Shares, to AIM because of the new interest that has emerged in this market in the mining sector over the past year and because it believes that a trading facility on AIM will raise the profile of AMZ and provide a platform for the development of AMZ's business by facilitating the potential raising of additional funds for future expansion.

Risk Factors:
                    A prospective purchaser of Common Shares should be aware that there are various risks that could have a material adverse effect on, among other things, the operating results, earnings, properties, business and condition (financial or otherwise) of AMZ. These risk factors, together with all of the other information included in this prospectus, including information contained in the section entitled "Cautionary Statements Regarding Forward-Looking Information" should be carefully reviewed and considered before a decision to purchase the Common Shares is made. These risk factors include:

                    o AMZ's interests in the Kolwezi Tailings Project and the Cuango Floodplain Prospecting License and Camutue Exploitation License are subject to the ratification and approval of the DRC government and the Angolan government, respectively.
                    o AMZ's interest in the Kipushi Mine is dependent on the results of a feasibility study and the successful negotiation of additional agreements.
                    o There are risks associated with enforceability of AMZ's agreements made with entities controlled by foreign governments.
                    o    AMZ's exploration activities may not be successful.
                    o The development of AMZ's mineral interests may not be economically viable.
                    o AMZ's Mineral Resource estimates are only estimates and may not reflect actual deposits or the economic viability of extraction.
                    o The volatility of metal and mineral prices will affect AMZ's profitability if production is ever undertaken by AMZ, which cannot be guaranteed.
                    o AMZ's foreign investments and operations are subject to numerous risks associated with operating in foreign jurisdictions.
                    o The name "America Mineral Fields (AMFI)" appears in an expert report to the UN Security Council listing alleged violators of OECD guidelines.
                    o AMZ may be required to relinquish 5% of its holding in the Kolwezi Tailings Project to the DRC government.
                    o    AMZ's operations do not generate cash flow.
                    o Government regulations significantly affect AMZ's operations.
                    o    AMZ's properties are subject to environmental risks.
                    o AMZ has a history of operating losses and there can be no assurance that AMZ will ever be profitable.
                    o AMZ may be unable to meet cost contribution requirements in the future.
                    o AMZ may require additional capital in the future and no assurance can be given that such capital will be available or available on terms acceptable to AMZ.
                    o The insurance coverage of AMZ does not cover all potential losses, liabilities and damage related to its business and certain risks are uninsured.
                    o Some of AMZ's directors may have, at times, interests which conflict with those of AMZ.
                    o AMZ relies on its management team and outside contractors, and the loss of one or more of those persons may adversely affect AMZ.

                    See "Risk Factors".

                          Summary Financial Information

The following tables set out selected consolidated financial information for the periods indicated. The selected consolidated financial information that follows has been derived from AMZ's consolidated financial statements appearing elsewhere in this prospectus, all of which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The following information should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Annual Information
(in thousands of US$, except per share amounts)

                                                               Financial Years Ended October 31
                                                            2002             2001            2000
                                                            ----             ----            ----
Total revenues.......................................         -                -               -
Income (loss) from operations........................      (3,533)         (2,791)          (7,899)
Net income (loss)....................................      (3,533)         (2,791)          (7,899)
Net income (loss) per share..........................      (0.11)           (0.09)          (0.25)
Net income (loss) per share fully diluted............      (0.11)           (0.09)          (0.25)
Total assets.........................................       7,180           13,205          18,830
Total current liabilities............................        317            1,657            2,397
Cash dividends per share.............................         -                -               -

Quarterly Information
(in thousands of US$, except per share amounts) (unaudited)

                                      Quarter     Quarter     Quarter     Quarter     Quarter     Quarter     Quarter     Quarter
                                      Ended       Ended       Ended       Ended       Ended       Ended       Ended       Ended
                                      April 30,   January     October     July 31,    April 30,   January     October     July 31,
                                         2003      31, 2003    31, 2002      2002        2002      31, 2002    31, 2001      2001
                                         ----      --------    --------      ----        ----      --------    --------      ----
Total revenues......................       -           -           -           -           -           -           -           -
Income (loss) from operations.......    (547)       (472)      (2,297)      (429)       (458)       (349)       (361)       (576)
Net income (loss)...................    (547)       (472)      (2,297)      (429)       (458)       (349)       (361)       (576)
Net income (loss) per share basic...    (0.02)      (0.01)      (0.07)      (0.01)      (0.01)      (0.01)      (0.01)      (0.02)
Net income (loss) per share fully
diluted.............................    (0.02)      (0.01)      (0.07)      (0.01)      (0.01)      (0.01)      (0.01)      (0.02)

AMZ has not paid dividends in the past and it is uncertain whether AMZ will pay dividends in the near future. The Board of Directors of AMZ will determine if and when dividends should be declared and paid in the future based on all the relevant circumstances, including the desirability of financing further growth of AMZ and AMZ's financial position at the relevant time. All of the Common Shares of AMZ are entitled to an equal share in any dividends declared and paid.

                           AMERICA MINERAL FIELDS INC.

America Mineral Fields Inc. ("AMZ") was incorporated under the Company Act (British Columbia) on November 16, 1979 under the name Black Pearl Petroleums Ltd. Since its incorporation, AMZ has undergone several capital reorganizations. On August 11, 1995 AMZ was continued under the laws of the Yukon Territory, Canada, and changed its name to its present name. The liability of AMZ's shareholders is limited. Unless the context otherwise requires, all references to AMZ shall be references to AMZ and its subsidiaries.

AMZ is a Canadian public company and is a reporting issuer under the securities legislation of the provinces of British Columbia, Alberta and Ontario. As a reporting issuer, AMZ is subject to regular reporting and disclosure obligations, including the requirement to disclose any information of which AMZ becomes aware and which a reasonable person would expect to have an effect on the price or value of AMZ's share capital. Copies of documents filed in accordance with these obligations may be obtained from the internet at www.sedar.com under AMZ's company profile.

AMZ's head and principal office is located at St. George's House, 15 Hanover Square, London, England W1S 1HS. AMZ's registered and records office is Suite 300 - 204 Black Street, Whitehorse, Canada, Yukon, Y1A 2M9. AMZ also maintains an office in Lubumbashi, Democratic Republic of Congo ("DRC").

                               CORPORATE STRUCTURE

AMZ's operations in the DRC with respect to the Kolwezi Tailings Project (as defined below) are currently conducted through its indirect wholly owned subsidiary, Congo Mineral Developments Ltd. ("CMD"). Further operations in the DRC with respect to the Kipushi Mine (as defined below) will be conducted through Zincongo Limited ("Zincongo"), also a wholly owned subsidiary of AMZ. Both of these companies are incorporated under the laws of the British Virgin Islands. On July 3, 2003, AMZ announced that it had reached an agreement (subject to ratification by the government of the DRC) with La Generale des Carrieres et des Mines ("Gecamines"), the state-owned mining company in the DRC, whereby AMZ, through CMD, will control up to 87.5% of a Congolese company, Kingamyambo Musonoi Tailings S.A.R.L. ("KMT"), to be incorporated to hold the exploitation license to a copper and cobalt tailings re-treatment project (the "Kolwezi Tailings Project"). The remaining 12.5% of KMT will be controlled by Gecamines. See "Business of AMZ" and "Mineral Projects - Kolwezi Tailings Project". America Mineral Fields International, Ltd. ("AMFI"), AMZ's wholly owned British Virgin Islands subsidiary, has an exclusive option agreement with Gecamines to redevelop the Kipushi copper and zinc mine in the DRC (the "Kipushi Mine"). AMZ's operations in the DRC in respect of the Kipushi Mine will be conducted through Zincongo. Zinc Corporation of South Africa Limited ("Zincor") has been granted the right to earn up to a 50% shareholding in Zincongo by matching the expenditures made by AMZ and its affiliates on the development of the Kipushi Mine. To date Zincor has no shareholding in Zincongo. See "Mineral Projects - Kipushi Mine".

AMZ's operations in Angola are conducted through its wholly owned Netherlands Antilles subsidiary, IDAS Resources N.V. ("IDAS"). AMZ has entered into an agreement (subject to the approval of the Angolan government) with Empresa Nacional De Diamantes de Angola EP ("Endiama EP"), the Angolan state-owned diamond company, and Twins Limited, a private Angolan company, whereby IDAS will control up to 51% of a joint venture company to be formed to exercise the rights of exploration and exploitation under an alluvial diamond prospecting license and an alluvial diamond exploitation license, both covering areas in the Cuango River Floodplain. These licenses are currently held, and will continue to be held, by Endiama EP. See "Mineral Projects - Angola". AMZ's subsidiary ZamGold Zambia Ltd. has rights to a prospecting license in the Republic of Zambia. See "Mineral Projects - Other Property - Zambia".

The following chart depicts the corporate structure of AMZ and certain of its subsidiaries.

                 [CHART DEPICTING CORPORATE STRUCTURE OMITTED]

                                 BUSINESS OF AMZ

AMZ is a mineral exploration and development company with exploration stage properties primarily in the DRC and Angola. AMZ is engaged in the search for mineral deposits; none of its properties are in production. The target metals and precious minerals AMZ explores for are cobalt, copper, zinc and diamonds.

The following map indicates the location of AMZ's mineral interests:

              [MAP INDICATING LOCATION OF MINERAL INTERESTS OMITTED]

The Kolwezi Tailings Project

The Kolwezi Tailings Project is located approximately 25 kilometres outside of the town of Kolwezi in the copper belt region of the Katanga province of the DRC and consists of the processed oxide tailings produced from the nearby copper and cobalt mineral concentrator facility in Kolwezi owned by Gecamines. This facility has processed high-grade sulphide and oxide ores from nearby mines from 1952 onwards. Due to the poor recoveries from the oxide material by conventional concentrating techniques, valuable amounts of cobalt and copper have been discharged into two tailings dams, the Kingamyambo tailings dam and the Musonoi/Kasobantu tailings dam, both of which form the Kolwezi Tailings Project.

On July 3, 2003, AMZ announced that it had reached an agreement with Gecamines whereby AMZ, through its wholly owned subsidiary, CMD, will control up to 87.5% of a Congolese company, KMT, to be incorporated to hold the exploitation license to the Kolwezi Tailings Project. The remaining 12.5% of KMT will be controlled by Gecamines. Under the terms of this agreement, Gecamines, in addition to its shareholding in KMT, will be paid US$15 million by AMZ in two instalments: US$5 million to be paid upon the formal transfer of the exploitation license to KMT and US$10 million to be paid upon the finalization of the project financing for the Kolwezi Tailings Project. The agreement announced on July 3, 2003 is subject to ratification by the DRC government. It supplements an April 2001 agreement between CMD and Gecamines providing for the incorporation of KMT and the transfer of the exploitation license for the Kolwezi Tailings Project to KMT, as well as the requirement that CMD complete feasibility studies and obtain commitments for financing the Kolwezi Tailings Project within a period of 3 years and 6 months from the establishment of KMT. It has been suggested that, under the recently introduced mining code of the DRC (the "New Mining Code"), AMZ may be required to relinquish 5% of its equity holdings in KMT to the DRC government. In addition, the New Mining Code imposes a tax on the surface area of a mining concession at a rate of US$0.04 per hectare in the first year, US$0.06 and US$0.07 in the second and third years, respectively, and US$ 0.08 per hectare thereafter. Also under the New Mining Code, the DRC government is entitled to a 2% royalty for non-ferrous metals processed at the Kolwezi Tailings Project.

Pursuant to an agreement among AMZ, the International Finance Corporation (an affiliate of the World Bank) (the "IFC") and South Africa's Industrial Development Corporation (the "IDC"), AMZ has granted each of the IFC and the IDC the option to acquire from CMD up to 10% of the share capital in KMT on a farm-in basis. The price of the farm-in will be related to the accumulated expenditures of AMZ and its affiliates up to the time of the exercise of the option. The exercise of the farm-in option by each of the IFC and the IDC is contingent upon, among other things, the transfer of the exploitation license to the Kolwezi Tailings Project from Gecamines to KMT and the commitment of an industry partner to participate in the development of the Kolwezi Tailings Project.

GRD Minproc Limited, in a report dated August 18, 2003, has estimated the capital cost to bring the Kolwezi Tailings Project into production as approximately US$306 million. See "Mineral Projects - Kolwezi Tailings Project - Process Flowsheet Development and Capital and Operating Costs".

The Kipushi Mine

The Kipushi Mine is a copper-zinc mine located adjacent to the border with Zambia, about 30 kilometres west of Lubumbashi within the DRC. The Kipushi Mine produced copper and zinc between 1925 and 1993. Production came to an end in 1993 due to a lack of operating supplies and foreign currency. As a result, the above-ground infrastructure of the Kipushi Mine requires complete rehabilitation.

The mining license for the Kipushi Mine is owned by Gecamines. AMZ, through AMFI, has an exclusive option agreement with Gecamines (the "Gecamines Agreement") to redevelop the Kipushi Mine. Pursuant to an April 1996 agreement with Gecamines, AMFI agreed to prepare, at its expense, feasibility studies covering the rehabilitation of the mine and resumption of production as well as various options for processing the copper-zinc ore and an examination of the viability of the retreatment of existing tailings. Under the agreement, AMFI has the exclusive right to examine the Kipushi Mine, to enter into joint venture agreements for ore processing and tailings processing and to make suitable arrangements for the resumption of production. In August 1998, Gecamines re-confirmed that because of delays in the research of the definition of the mining and metallurgical treatment phase of the Kipushi Mine, AMFI would not be required to complete the feasibility studies until up to 12 months after the completion of the definition phase, which has still to commence.

The Gecamines Agreement does not give AMZ an interest in the Kipushi Mine. AMZ will only acquire an interest in the Kipushi Mine if satisfactory results are obtained from the required feasibility studies and if satisfactory agreements, conforming to the New Mining Code, can be negotiated with Gecamines and the government of the DRC.

Under the terms of a joint venture agreement concluded in 2002 with the approval of Gecamines, Zincor has been granted the right to earn up to a 50% shareholding in a joint venture vehicle, Zincongo, by funding US$3.5 million of expenditures, including for feasibility studies, on the Kipushi Mine. Zincongo is currently wholly owned by AMFI. Zincor is not obliged to fund feasibility studies until commercial agreements for the rehabilitation and resumption of the Kipushi Mine have been entered into between AMZ, Zincor and Gecamines, security of tenure has been achieved under an agreement with Gecamines and governmental approval has been obtained.

Under the New Mining Code, the DRC government may potentially obtain a 5% shareholding in Zincongo and is also entitled to a tax on the surface area of the Kipushi Mine concession at a rate of US$0.04 per hectare in the first year, US$0.06 and US$0.07 in the second and third years, respectively and US$0.08 per hectare thereafter, and a 2% royalty on non-ferrous metals processed at the Kipushi Mine.

Angolan Properties

Endiama EP currently holds an alluvial diamond prospecting license covering an area of approximately 2,690 square kilometres in the Cuango River Floodplain in the province of Luanda Norte (the "Cuango Floodplain Prospecting License"), as well as an alluvial diamond exploitation license covering an adjacent area of approximately 246 square kilometres of the Cuango River Floodplain north of Cafunfo in the province of Malange (the "Camutue Exploitation License"). AMZ, through its wholly-owned subsidiary, IDAS, has entered into an agreement with Endiama EP and Twins Limited (subject to the approval of the Angolan government) to form a joint venture company that will exercise the rights of exploration and exploitation under the Cuango Floodplain Prospecting License and the Camutue Exploitation License. These licenses are currently held, and will continue to be held, by Endiama EP. Under the agreement, IDAS will acquire a 51% equity interest in the joint venture company, which will be incorporated under the name Luminas Ltd. ("Luminas"), the remaining shares of which will be owned by Endiama EP (38%) and Twins Limited (11%). IDAS will retain its 51% interest in Luminas so long as any shareholder loans made by IDAS to Luminas remain outstanding. Upon repayment of these loans, IDAS' interest in Luminas will be reduced to 49%. AMZ currently anticipates spending approximately US$800,000 to complete the first phase of a work programme on the area covered by the Cuango Flooplain Prospecting License and the Camutue Exploitation License.

As part of a share purchase agreement dated May 21, 1998 whereby AMZ acquired all of the outstanding shares of IDAS, the previous owners of the share capital of IDAS retain a 20% interest in the actual and distributable proceeds received by IDAS from these Angolan properties, up to a maximum of US$56 million. AMZ has also agreed that 10% of all dividends payable to IDAS from Luminas for the first 18 months of production on the properties covered by the Cuango Floodplain Prospecting License and the Camutue Exploitation License will be paid to Endiama EP.

Under Decree N4-B/96 of the Angolan government, which established the rules for taxation in the mining sector, domestic and foreign investors are treated equally. A royalty of 5% on precious stones and metals mined in Angola must be paid to the Angolan government. In addition, a surface tax of between US$1 to US$4 per square kilometre is payable in respect of an exploration property.

History

AMZ came into its present form in August 1995 as a natural resource company engaged in the exploration and acquisition of precious and base mineral resource properties. AMZ's initial asset base comprised three Brazilian diamond properties, however, in the following years, AMZ focused its strategic attention upon central Africa, namely the DRC and Angola.

In 1998, AMZ underwent a programme of investment and diversification, purchasing all of the issued and outstanding shares of IDAS making it an indirect wholly-owned subsidiary of AMZ and investing in early-stage exploration properties in Russia, Finland, Norway and Zambia. AMZ also executed a joint-venture agreement with Anglo American Corporation ("AAC") of South Africa to develop the Kolwezi Tailings Project, through CMD, a company which was initially owned 50% by AMZ and 50% by AAC. This joint-venture subsequently negotiated the initial terms of ownership of the Kolwezi Tailings Project with Gecamines and the government of the DRC.

A new management team took direction of AMZ at the beginning of 1999. As part of a programme of rationalization and cost control, the new management team divested AMZ's European exploration interests, as well as other interests in Brazil and Russia, preferring to concentrate on the more advanced African projects. Also in 1999, Union Miniere S.A. (subsequently renamed Umicore S.A.), one of the world's largest refiners of cobalt and zinc, became a shareholder in AMZ through a private placement.

Over the course of 2000, the Kolwezi Tailings Project was advanced technically with a pilot plant programme that ran for over twelve months in Johannesburg, Republic of South Africa. This programme was able to establish a flow-sheet for the processing of the tailings. The terms of the agreement with Gecamines agreed in 1996 governing the project were renegotiated by CMD in 2001. AAC withdrew from the CMD joint-venture a year later and AMZ acquired their 50% interest in CMD; the consideration received by AAC being 50% of the net working capital of CMD (US$1.6 million) and the assumption by AMZ of US$2 million of indebtedness owed by AAC to CMD. CMD continues as an indirect wholly-owned subsidiary of AMZ.

In 2001 the government of the DRC instigated a number of important legal and economic initiatives, one of the more important of which was the development of the New Mining Code, which meant that it was strategically imperative that AMZ renegotiate its agreement with Gecamines for the development of the Kolwezi Tailings Project. This was achieved in June 2003, when it was agreed that AMZ will own up to 87.5% of the equity in KMT, the company to control the exploitation license for the Kolwezi Tailings Project and Gecamines will control 12.5%. It was agreed that AMZ would pay Gecamines cash consideration of US$15 million in two tranches consisting of US$5 million upon the transfer of ownership to the Kolwezi Tailings Project exploitation license to KMT and US$10 million upon the finalization of the project financing. As of the date of this document, it is yet to be finally determined whether under the New Mining Code the DRC government will have the right to claw-back a 5% shareholding in KMT from AMZ, which would reduce AMZ's interest to 82.5%. In February 2003, AMZ had also executed an option agreement with the IFC and the IDC for each of these two institutions to acquire the right to farm-in for up to a 10% equity interest in KMT from CMD's shareholding in KMT.

The decision was taken in 2000 that any redevelopment of the Kipushi Mine should be in conjunction with an industry partner. An agreement was executed in 2000 with Zincor, an important refiner of zinc, giving Zincor the option to participate in the redevelopment project. A joint venture agreement between Zincor and AMZ was subsequently executed in early 2002. Under the terms of this joint venture agreement, Zincor has the right to earn up to a 50% interest in a joint venture company, Zincongo, by expending up to $3.5 million on a feasibility study. Zincor and AMZ are currently in negotiations with Gecamines with respect to the terms of the rehabilitation of the Kipushi Mine under the aegis of the New Mining Code.

Growth Strategy and Prospects

AMZ's principal strategic objectives, subject to management's determination as to likely success and profitability, are to bring the Kolwezi Tailings Project, the Angolan alluvial diamond licenses and the Kipushi Mine, into production. In order to achieve this objective with respect to the Kolwezi Tailings Project it will first be necessary to establish KMT and effect the formal transfer of the Kolwezi Tailings Project exploitation license from Gecamines to KMT. Following the transfer of the exploitation license, which is currently expected to occur prior to the end of the 2003 calendar year, a feasibility study and environmental impact assessment will be completed. A portion of the proceeds of this offering will be applied to the completion of a feasibility study. The capital expenditure requirements of the Kolwezi Tailings Project are substantial. It has been estimated in a report prepared by GRD Minproc Limited that the total installed capital cost for the Kolwezi Tailings Project is approximately US$306 million. See "Mineral Projects - Kolwezi

Tailings Project - Process Flowsheet Development and Capital and Operating Costs". Accordingly, AMZ has sought and is seeking partners in this project to assist in the provision of equity capital and sponsor support for the project finance. See also "Business of AMZ - The Kolwezi Tailings Project".

In Angola, in addition to the establishment of the joint venture company, Luminas, AMZ intends to engage in a work programme to further evaluate the areas covered by the Cuango Flooplain Prospecting License and the Camutue Exploitation License. This work programme is expected to cost approximately US$800,000 and is expected to be completed within the first half of AMZ's 2004 financial year. Subject to favourable results, AMZ will determine whether to proceed with additional work programmes and technical studies to determine whether a Mineral Resource or Mineral Reserve may be established. See also "Business of AMZ - Angolan Properties".

Prior to the end of the 2003 calendar year, AMZ intends to engage in negotiations with Gecamines and the government of the DRC to conform existing agreements in respect of the Kipushi Mine to the New Mining Code. It is anticipated that within one year after such agreements are successfully negotiated (assuming that negotiations are successful), Zincongo, the joint venture vehicle established with Zincor, will commence a feasibility study at the Kipushi Mine. See also "Business of AMZ - The Kipushi Mine".

It is AMZ's intention to utilize, wherever possible, non-recourse or limited-recourse project financing and to seek partners to assist in the provision of equity capital and sponsor support to finance the Kolwezi Tailings Project, the Angolan alluvial diamond licenses and the Kipushi Mine. The execution of this strategy has to date led to the Kipushi Mine joint-venture agreement with Zincor and the option agreement with the IFC and IDC for the Kolwezi Tailings Project.

Democratic Republic of Congo

The parties involved in the DRC conflict over the past several years have largely resolved the outstanding issues under a peace agreement signed in the Republic of South Africa in December 2002. The then government of the DRC, internal opposition parties, civil society, and rebel groups backed by neighbouring countries agreed to a power-sharing deal whereby ministerial portfolios have been divided among the participants in the peace process. The power-sharing agreement was enshrined in a transitional government that will remain in place until elections are held in two years. That election will be the first democratic vote held in the DRC since independence from Belgium in 1960. A European Union intervention force, led by France, was positioned in the north east portion of the DRC in June 2003 and has been authorized by the United Nations Security Council to stabilize the situation in the conflict-ridden eastern provinces. The international community has backed the current peace efforts and appears to be mobilizing assistance to support reconstruction. See "Risk Factors".

The New Mining Code

On July 11, 2002 the transitional government in the DRC passed into law a New Mining Code which was developed by the DRC Ministry of Mines and Hydrocarbons with the assistance of the World Bank. The New Mining Code came into force in January 2003 and its provisions, as summarized below, have a direct impact on the development of the Kolwezi Tailings Project and the Kipushi Mine. The principal intention of the New Mining Code is to create a stable investment environment for companies investing in the DRC, providing them with the a mechanism by which to achieve security of title and giving them a clear picture of the obligations under which they must operate. The introduction of a standard set of tax rates to be applied to mineral projects in the DRC, replaced the previous system of individual project agreements. The holder of a mining exploitation license in the DRC is subject to a tax on the surface area of the mining concession at the rate payable in Congolese francs equivalent to US$0.04 per hectare for the first year, US$0.06 per hectare for the second year, US$0.07 per hectare for the third year and US$0.08 per hectare for each subsequent year. The New Mining Code states that "an applicant" for a mining exploitation license must transfer to the DRC government 5% of the shares of the company applying for the license. It is unclear whether existing license holders are subject to this requirement. Exploitation licenses for tailings under the New Mining Code, such as the Kolwezi Tailings Project exploitation license to be transferred to KMT, have initial terms of five (5) years with five (5) year renewal terms. The New Mining Code requires that an environmental impact statement and an environmental management plan be completed as part of an application for an exploitation license.

The President of the DRC is given the power, among other things, to declare, classify and declassify areas of the DRC as prohibited for mining activities.

                                MINERAL PROJECTS

Kolwezi Tailings Project

The information in this section has been derived from the "Kolwezi Mineral Resources" technical report dated August 11, 2003 prepared by Dr. Isobel Clark of Geostokos Limited, who is independent of AMZ and is a "qualified person" as defined under Canadian Securities Administrators National Instrument 43-101. The Mineral Resource estimate for the Kolwezi Tailings Project has been calculated in accordance with the classifications adopted by the JORC Code.

Property Description and Location

The Kolwezi Tailings Project is located approximately 240 kilometres west of Lubumbashi, the capital of the Katanga province of the DRC, at 10(degree)40' latitude S and 25(degree)30' longitude E. The concession area is located north of Kolwezi town and north-east of and adjacent to existing mine workings. The final concession area has yet to be finalized under the New Mining Code of the DRC. It is anticipated that the total area of the concession area will be approximately 6,200 hectares. See "Business of AMZ - The Kolwezi Tailings Project".

The perimeter of the concession will be in the form of a polygon consisting of entire contiguous quadrangles subject to the limits relating to the borders of the DRC and those relating to reserved prohibited areas and protected areas as set forth in the Mining Regulations. The DRC is divided into mining cadastral grids in accordance with the appropriate coordinates system set forth in the Mining Regulations. The grid defines the uniform and indivisible quadrangles which sides are oriented North-South and East-West.

One of the benefits of the Kolwezi Tailings Project is that it will be environmentally restorative by cleaning up a degraded site and polluted river. AMZ intends to negotiate with Gecamines and the government of the DRC to obtain a waiver of any responsibility on the part of AMZ for existing environmental liabilities associated with the Kolwezi Tailings Project as well as any environmental liabilities that may appear after the transfer of the exploitation license to the Kolwezi Tailings Project to KMT resulting from environmental damage occurring prior to the time of transfer.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Kolwezi Tailings Project is accessed by unpaved road from Kolwezi, which is a major mining town. The town of Kolwezi can be accessed by road from Lubumbashi, which is paved up to the town of Likasi and from there in a poor state of repair, or by air from Lubumbashi. Lubumbashi is accessible by regularly scheduled air service from Kinshasa, Angola and Zimbabwe. The railway, which travels via Lubumbashi to Zambia and on to the Republic of South Africa, is only two kilometres away.

The Kolwezi Tailings Project has good access to infrastructure, with a main power-line crossing it and an electricity sub-station located close to the Musonoi River. Water is readily available from the Musonoi River and also from an aquifer which underlies the area. The town of Kolwezi has a large, partly-skilled workforce with a long history of mining experience.

The Katanga region occupies a high plateau covered by forests and savannahs. The climate is tropical with an average temperature of about 27 degrees Celsius and annual average rainfall of about 1,100 millimetres. Seasonal climatic variations are related to the wet (November to April) and dry seasons, each lasting approximately 6 months. A preliminary mine plan allows for the mining of the Kingamyambo throughout the year and Musonoi through the dry season only.

The indicative concession area comprises a shallow valley dropping gently into the Musonoi River, rimmed by low ridges, which to the south-west mark the location of the mineralised zone and to the north mark a distinct change in topography, from the plateau of Manika to a zone of rolling hills known as the Kibarian Belt. The concession area consists mostly of land used for slash and burn agriculture, criss-crossed by paths and tracks and transmission lines, and containing a few small hamlets or villages. The existing mining infrastructure, town, Gecamines villages and other villages lie largely outside and south and south-west of the concession area. There are two dambos, or seasonal wetlands, in the concession area, and two tributary streams, the larger one being the Kanamwamwa River. Large termitaria are prominent features in the regional and site landscape.

History of the Property

The tailings contained in the Kolwezi Tailings Project were discharged from the Kolwezi mineral concentrator between 1952 and the present day. This concentrator processed ore from the western open pit copper mines of the Katanga copper belt to produce concentrate that would be shipped from Kolwezi for smelting.

The poor recoveries obtained from conventional concentrating techniques of the sulphide and oxide ores left valuable amounts of copper and cobalt as oxides which were discharged into two tailings disposal facilities, referred to as the Kingamyambo tailings dam and the Musonoi/Kasobantu tailings dam. In the past, the tailings were removed from the Kolwezi concentrator via a pipeline and discharged by spigots into the Musonoi/Kasobantu tailings dam. Currently, the tailings are decanted directly into the Musonoi River directly up gradient of the concession area.

Geological Setting

Regional, local and property geological settings are not relevant to this project. The deposits making up the Kolwezi Tailings Project are technogenetic in nature being the product of previous mining activities.

The tailings dams are referred to as Kingamyambo and Musonoi/Kasobantu. The discharge of fine waste from the concentrator (known as tailings) between 1952 and the present day created the dams. The Kingamyambo tailings dam was constructed by conventional upstream discharge methods. The Musonoi/Kasobantu deposit was formed by direct discharge of tailings into the Musonoi River.

     Kingamyambo

Kingamyambo is an approximately rectangular shaped tailings dam, which has been constrained during its construction. It covers an area of about 1.5 square kilometres and ranges from 0.5 to 20 metres in height above surface from its western to eastern sides respectively.

     Musonoi/Kasobantu

The filling up of the Musonoi River valley with tailings has formed the Musonoi/Kasobantu tailings dam. The resource area of the deposit runs for approximately 11.8 kilometres in length and ranges from 2.5 kilometres wide to less than 100 metres wide averaging approximately 700 metres wide. The deposit is on average 5.3 metres deep. It is indicated to have originally started by the leaking of tailings from the Kingamyambo dam during flooding in the area. The resource area of Musonoi/Kasobantu is defined as the portion of tailings in the Musonoi River from the road bridge south of the existing zinc plant to the Kasobantu dam wall in the north. Tailings in the Musonoi River between the bridge and the Kingamyambo tailings dam do not form part of the Musonoi/Kasobantu resource, nor do the tailings south of the bridge to the Kolwezi concentrator facility.

Mineralization

The mineralization contained in the Kingamyambo and Musonoi/Kasobantu dams is the end product of the concentrator plant which processed the original ore from surrounding mines. The material is therefore a product of technological processing, having been ground, beneficiated and deposited as tailings. Descriptions of each dam configuration and sediment types are given below.

The copper occurs predominantly as a composite of malachite and pseudo-malachite particles, which are often associated with the oxide mineral tenorite. Other copper-bearing minerals include chalcocite, covellite and bornite. Cobalt occurs in a copper/cobalt-bearing oxide or hydroxide phase. The majority (94%) of the material consists of gangue minerals, such as quartz or mica. Iron occurs in all samples in the form of oxides and hydroxides, ranging from 0.5% to 2.5% by mass. Zinc occurs as sphalerite and the dams also contain monazite, chlorite and rutile.

     Kingamyambo

The surface of the dam was dry at the time of the site investigation in 1997 with the exception of the northern corner of the western edge of the resource area. The surface expression of two waste dump areas is visible on the surface of the tailings dam. One is in the form of a rounded outcrop next to the western edge of the dam and the other has the appearance of a wall, aligned north - south approximately one third of the distance across the dam from the western edge. Drilling on Kingamyambo revealed that these waste dump areas are more extensive at depth and reduce the overall volume of tailings.

The dam has been confined on the western half of the southern side by a retaining earth wall. Only self-forming confinement appears to have been used around the rest of the dam area and tailings material has in fact leaked from the dam on the north eastern corner to form an outlying tailings area. This outlying area as well as the eastern wall of the dam has been deeply eroded by water. Some mining has already taken place in the centre of the eastern wall of the dam but constitutes an insignificant portion of the dam.

The actual tailings material in the dam consists of grey-brown sand, silt and silty-sand. Although the dam is stratified there is very little lithological difference between layers from top to bottom. The in-situ soil beneath the dam consists of a moist, orange-brown to dark red brown clay often containing organic material (such as plant roots). An intermediate zone is often encountered between the tailings and in-situ soil in the form of wet, orange silt or silty-clay. This zone more commonly occurs in the wetter, central area of the dam. The waste dumps or "remblai" are detected during drilling when a brown soil containing rock fragments is encountered before the expected hole depth.

     Musonoi/Kasobantu

Previously, the Musonoi and Kasobantu tailings areas were treated separately, with Musonoi lying to the south and Kasobantu to the north. For the drilling program, resource evaluation and mine planning of the deposits there appears to be no logical reason for separating these two deposits and they are therefore considered as one.

The tailings material on Musonoi/Kasobantu is the same grey-brown silt and sand as on Kingamyambo except that it is on average more finely grained and much wetter. The surface encountered beneath the tailings consists of either clay soil or river gravel. The clay varies from white, grey, tan yellow, orange, brown, red or black in colour and has a variable organic component.

Exploration

Exploration information is not relevant to the Kolwezi Tailings Project as the tailings deposits are technogenetic in nature, being the product of previous mining activities. However, the site investigation project, which was initiated in May of 1997 and ended in September of the same year, involved the extensive drilling, sampling, surveying and density determinations on both the Kingamyambo and Musonoi/Kasobantu tailings areas.

Drilling

Both tailings deposits have been drilled using spiral augurs on an initial standard grid of 100 by 100 metres aligned orthogonally in a north-south direction resulting in a total number of 6,855 samples. On the Kingamyambo tailings area, this drilling grid was maintained over the entire area of the dam. A re-drilling phase close to original drill sites and in-fill drilling half way between original drill hole locations followed up this initial drilling. The purpose of the second phase of drilling was to better define the basal surface of the tailings dam and was targeted in areas where the original drill holes had not reached in-situ soil beneath the dam.

On the Musonoi/Kasobantu tailings area, the initial grid was maintained wherever physically possible. The grid had to be reduced and made irregular in the narrow upstream portion of the Musonoi area. In the submerged, deep-water portion of Kasobantu next to the dam wall no drilling was possible with the exception of one traverse across its southerly end. Although no drilling took place in this deep-water area, water depths were measured using a plum bobbing technique from a canoe on a regular grid of 200 by 200 metres reduced to 100 by 100 metres closer to the dam wall. Relatively little re-drilling took place on Musonoi/Kasobantu as this tailings area is relatively thin and the basal surface was more easily achieved. Re-drilling only took place here in instances where original holes had to be abandoned due to equipment problems.

Resource evaluation has been carried out and classified on the basis of this drilling campaign, supported by: random check sampling; composite `bulk' samples and check assays from separate independent laboratories, as described below.

Sampling, Analysis and Data Verification

Sample Extraction. On withdrawing the core barrel, the extension rods were removed and the core barrel was placed on two tripods. These tripods were placed on top of a 1.2 metre by 5.0 metre sheet of plastic to ensure total sample collection. The spiral was first rotated by hand, in the opposite direction to `loosen' the sample. Some of the sample was collected at the top end of the core barrel due to the redirection of the rotation. The bulk of the sample was then revolved down to the bit end and collected on the 1.2 metre by 5.0 metre sheet. The spiral was then removed from the core barrel and cleaned and the sample was then collected on the plastic sheet. The sample was gathered, and the material then bagged in a strong plastic bag. If the sample was wet, it was placed inside another plastic bag to avoid sample loss. The sample bags were laid out sequentially next to the borehole with the "top" sample placed nearest to the hole The plastic sheet was then swept clean ready to accept the next sample. The soil collected from the bottom of the drill hole was kept and bagged separately. It was then included in the sample bag from the last, or bottom, sample.

Analyses. Copper and cobalt analyses were performed on all samples taken during the site investigation by Billiton Laboratories in Johannesburg, Republic of South Africa. A bulk sample received from AMZ was analyzed before milling and found to be fairly coarse with the bulk of the material in the range of 200 - 400 microns. By using the bulk material, milling parameters were set to bring this sample to <100 microns. Using these parameters a variety of analytical samples were milled and analyzed in the same manner. It was then found that the fineness of samples varied considerably which could be attributed to the difference in mineral matrix. It was, however, ascertained by carrying out multiple analyses for copper and cobalt that even the "coarsest" of these samples gave very good repeatability on both elements. The final milling parameters were as follows: the entire sample as received first dried at 110(degree)C to constant weight in an air oven; the entire sample was milled for 3 minutes in a LM-2 Labtechnics puck-and-bowl mill; and the entire sample was transferred to a paper bag and submitted for analysis. The choice of dissolution techniques was the single biggest factor influencing the method eventually adopted. Although a fusion technique to affect a total dissolution of the entire sample was considered, experimentation indicated that a salt concentration introduced via the fusion technique and including the solubilised silica negated any possible benefits that may be derived from this process in terms of accuracy and precision. Experimentation with acid dissolution indicated that good replication could be obtained with either the so-called BL "bore-core" method (HF-HNO3-HCIO4) or the Aqua Regia (HCI-HNO3) technique. The latter method yielded, on the average, higher results and was chose for further investigation. The Bateman method (HCI-HNO3-HCLO4) was also investigated but yielded no better results. Although the Aqua Regia method yielded good precision, the accuracy of the method also required investigation. It was noted during the dissolution of the various experimental samples that certain of these yielded a dark residue after dissolution in comparison to the preponderance of lighter coloured material. On the assumption that insoluble mineralization could occur in these, composites of both light and dark coloured material were collected and submitted for mineralogical examination. This examination yielded no major copper or cobalt bearing phases. As an additional check the residues were also analyzed by the fusion technique (i.e. "total" techniques) but no "insoluble " Co or Cu were found. The copper and cobalt concentration of the bulk sample itself was comprehensively analyzed against synthetic (solution) standards and against international reference standards. An outside laboratory was also used initially on an informal basis to established baseline value for the bulk sample.

Data Verification. The bulk standard was used in conjunction with two international reference materials to control the quality of analyses. Each batch of 100 samples contained eight bulk standards, and four each of the copper and cobalt international standards, inserted at regular intervals. The values obtained for these during analysis were compared to computerized control charts containing the average values plus rejection criteria (warning limits) governing the analytical process. Where results were indicated to be out of bounds remedial action was taken by repeating the specific batch. Full metal scan analyses were also performed on selected random samples. The full metal scans did not reveal any significant results for minerals other than copper and cobalt with the exception of some relatively high zinc values. However, on spatial examination the zinc values appear erratic and do not reveal significant trends.

An internal auditing system of random check samples was built into the sampling procedure and has revealed a good correlation. Three hundred and six duplicate assays are available for Kingamyambo and 225 for Musonoi/Kasobantu. Paired `t' tests for both copper and cobalt assays show that there is no significant difference between the original and check assays in either area of the project.

During the processing of samples at the sample preparation centre, a portion of each sample was reserved for incorporation into mining block samples. Each tailings area was divided up into a 200 by 200 by 9 metre three-dimensional grid. Each mining block would therefore consist of nine drill holes or part thereof if the mining block lay on the edge of the grid. The mining blocks were then formed by grouping samples at nine metre intervals down the drill holes within each mining block. All the individual samples for a particular mining block grid were then reconstituted into a larger "mining block" sample. The complete larger mining block samples were then bagged and shipped together with normal assay samples for metallurgical type test work. Mintek of Johannesburg, Republic of South Africa performed the mining block analyses.

Fifty-one "mining blocks" were compared using paired differences between the Mintek block assay and the average of the borehole drilling in the same block.

The Mintek assays were significantly lower than those indicated by the borehole drilling assays received from Billiton. The mining block assays were 12% lower for copper and 10% lower for cobalt. It was strongly recommended that this discrepancy should be investigated. A visit was paid to the Billiton facilities in August 1997, where a comprehensive tour of the facilities was carried out. No visits were organised to the Mintek facilities. Given these circumstances and the lesser likelihood of over-estimation of assays, it was recommended that the resources should be evaluated using the Billiton sample assays.

SGS Laboratories of Johannesburg, Republic of South Africa further compared assays. One hundred samples were selected for repeat assay by SGS. Using paired `t' tests it was found that there was a significant difference between the copper assays returned by Billiton and those reported by SGS. The Billiton assays were 9% lower than the SGS assays on average. The assays only differed in the range 1-2% Cu, where the SGS assays were significantly higher than those reported by Billiton. Of the 99 samples, 55 samples fall into this range. There was no significant difference (in any range) between the SGS and Billiton assays for cobalt value in the 99 samples.

The resource computations were derived using the Billiton assay results. The quality control on the sampling procedures, the calibration and internal checks were of a high standard and close correlations on the assay results were obtained during the modelling exercise. The analysis of check samples by SGS confirmed that the computations using the Billiton assays were reliable and marginally on the conservative side. Some concerns were expressed as to the downward bias of assays of the "mining block" samples by Mintek. In view of the comparison between the SGS and Billiton assays, the latter were taken as standard. Survey methods were closely monitored and supervised. Density estimation, which is vital to the evaluation of the resource and future mining studies were carried out by Metago labs and appear to be fundamentally sound.

Security of Samples

Except for those procedures outlined above, no specific sample security measures were employed at the Kolwezi Tailings Project or when samples were in transit to commercial laboratories.

Mineral Resource Estimate

The Kolwezi Tailings Project, consisting of the Kingamyambo and Musonoi/Kasobantu tailings dams, has revealed a resource of 112.8 million tons of mineralization at an average grade of 1.49% copper and 0.32% cobalt. The total metal content of the Kolwezi Tailings Project is estimated at 1,676,399 tons of copper and 363,250 tons of cobalt. The investigation and modelling have been carried out to a sufficient standard such that all of the Kingamyambo tailings dam and the greater part of the Musonoi/Kasobantu tailings dam can be considered to be in the "measured" resource category. The "indicated" portion of the Musonoi/Kasobantu resource relates to that part of the tailings dam lying under deep water at the downstream end of the Musonoi River where it was not possible to achieve a regular drill hole grid.

The following table sets forth the Mineral Resource estimate for the Kolwezi Tailings Project as at August 11, 2003 and has been verified by Dr. Isobel Clark of Geostokos Limited, who satisfies the requirements of a "qualified person" as defined under Canadian Securities Administrators National Instrument 43-101.

                         ----------------------------------------------------- -----------------------------------------------------
                                                Measured                                             Indicated
------------------------ ----------------------------------------------------- -----------------------------------------------------
Resource                   Tons of    Tons of    %        Tons of    %Cobalt   Tons of    Tons of    % Copper   Tons of     % Cobalt
--------                   Mineral-                                            Mineral-
                           ization     Copper    Copper     Cobalt             ization      Copper                 Cobalt
------------------------ ------------ ---------- -------- -------------------- ---------- ---------- ---------- ----------- --------
Kingamyambo              42,316,297    563,094    1.33     130,898    0.31         -          -          -          -           -
------------------------ ------------ ---------- -------- -------------------- ---------- ---------- ---------- ----------- --------
Musonoi/Kasobantu        67,424,650   1,070,337   1.59     220,572    0.33     3,061,698   42,968      1.40       11,780      0.38
------------------------ ------------ ---------- -------- -------------------- ---------- ---------- ---------- ----------- --------
TOTALS                   109,740,947  1,633,431   1.49     351,470    0.32     3,061,698   42,968      1.40       11,780      0.38
------------------------ ------------ ---------- -------- -------------------- ---------- ---------- ---------- ----------- --------

Process Flowsheet Development and Capital and Operating Costs

GRD Minproc Limited ("GRD Minproc"), under the supervision of John O. Cashman, a "qualified person" as defined under Canadian Securities Administrators National Instrument 43-101, and with the assistance of David J. Lunt, has prepared a report dated August 18, 2003. The GRD Minproc report concluded, based on the results of a pilot plant programme that was undertaken with respect to the the Kolwezi Tailings Project over a 12 month period commencing in February 2000, that:

o The Kolwezi Tailings Project has reached a level of definition that warrants the contemplation of a definitive feasibility study.
o Metal recovery rates of 76% cobalt and 93% copper were achieved based on the resource grades.
o    Greater than 99.9% cathode purity was achieved.
o That the total installed capital cost for the Kolwezi Tailings Project is estimated at approximately US$306 million (estimated range of accuracy of +20% and -10%) and the total operating cost is estimated at approximately US$68 million per year (estimated range of accuracy of +20% and -20%). These estimates are based on an exchange rate of 10.1 South African Rand for US$1.00 and an approximate copper output of 42,000 tonnes per annum and an approximate cobalt output of 7,000 tonnes per annum. The throughput of tailings each year is estimated to be approximately 3 million tonnes. In the next phase of study, capital and operating costs will be established with an even greater level of accuracy.

The GRD Minproc report relied upon bulk sample characterizations and pilot plant feeds provided by CMD.

Kipushi Mine

The information in this section has been derived from a technical report dated August 1, 2003 prepared by International Mining Consultants Limited, a division of IMC Group Consulting Limited ("IMC"), under the supervision of Andrew P. Wells, Neil C. Scott and Jeremy N. Hawke, each of whom is a "qualified person" as defined under Canadian Securities Administrators National Instrument 43-101. The Mineral Resource estimate for the Kipushi Mine has been calculated in accordance CIM Standards.

Property Description and Location

The Kipushi Mine, adjacent to the town of Kipushi, is about 30 kilometres west of Lubumbashi in the Katanga province of the DRC, at a latitude of 11(degree) 46' south and longitude 27(degree) 14' east and is adjacent to the border with Zambia. The Kipushi resource actually extends into Zambian territory at a depth of about 2,000m. A 20 metre wide boundary pillar exists along each side of the DRC/Zambia boundary. The mining license related to the Kipushi Mine is currently owned by Gecamines. The total area of the permit is 1,904 ha.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Kipushi Mine is accessible from Lubumbashi via a tarmac road, which is in a good state of repair. Lubumbashi is accessible by regularly scheduled flights from Kinshasa, DRC, and from Ndola in neighbouring Zambia. The latter flight connects through Johannesburg, South Africa. A link with the rail system in Zambia provides access to the ports of Dar-es-Salaam, Tanzania, Maputo, Mozambique and Durban, South Africa. In addition, transport via road is a viable alternative for both import and export of product and materials.

The climate is tropical with an average temperature of about 27 degrees Celsius and annual average rainfall of about 1,100 mm. Seasonal climatic variations are related to the wet (November to April) and dry seasons, each lasting approximately 6 months. Weather conditions have not impacted mining operations historically.

Electricity is supplied by a state owned utility using two transmission lines from Lubumbashi. There are pylons in place for a third line. Workers' houses are supplied with electricity by Gecamines at no cost. Water for mining purposes is pumped from underground workings. A large proportion of the local population was employed at the Kipushi Mine until suspension of operations. A skeleton crew has been kept on to dewater the Kipushi Mine and many of the previous senior managers still live in the area.

Although the town of Kipushi is theoretically administered independently of the mine site, Gecamines operates the schools, hospital, water supply, sewage treatment and other government services, such costs being accrued to the mine. The Kipushi Mine and town have, over the years become interlinked with, for example the tailings disposal system for the new concentrator running very close to habitations and an old waste dump being used as a children's playground.

The Katanga region occupies a high plateau covered by forest and savannah. The Kipushi Mine is approximately 1330 metres above mean sea level. The topography around Kipushi is generally flat with some shallow valleys created by small streams. The major valley is that of the Kafubu River that flows in the centre of a syncline.

The mining lease area extends well to the north of the main mine site area but historical tailings disposal activities have extended south-east outside the mining lease area. Prior to any restart of operations either a new tailings disposal site or an extension of the mining license will be required.

History of the Property

The Kipushi Mine was originally named the Prince Leopold Mine in 1894. Union Miniere of Belgium started production at the site in 1925 and ran the mine on an uninterrupted basis for 42 years. In 1967, with the formation of the state owned mining company Gecamines, the Kipushi Mine was nationalized. Production continued under Gecamines until 1993, when, due to a lack of foreign exchange to purchase supplies and spare parts, the Kipushi Mine was placed on a care and maintenance program.

Between 1974 and 1994, Gecamines drilled a total of 762 holes, equalling nearly 93,000 metres, at the Kipushi site and submitted nearly 7,500 samples to its own laboratory for routine analysis. In addition, Gecamines engaged in extensive underground development.

Gecamines was principally interested in the copper content of the Kipushi deposit and not its zinc content. It used the following cut-off grade factors in determining ore and waste: ore: Cu > 2% or Zn > 14%, low grade: 1% < Cu < 2% or 7% < Zn < 14%, waste: Cu < 1% and Zn < 7%. By using this cut-off grade formula, material grading 2% Cu and 0% Zn would be considered to be ore, whereas material grading 1.9% Cu and 13.9% Zn would not be. Low grade ore, as defined above, was only mined when it occurred within an ore grade intersection. The Gecamines estimation method was very cumbersome and is now considered to be outdated as the use of the cut-off formula was inflexible and inappropriate.

Gecamines has reported historical production from the Kipushi Mine as follows:

                    Kipushi Mine - Historical Zinc Production

      Year            Feed        %Cu      %Zn           Zinc          %Zn in Zinc      %Cu in Zinc Conc.
      ----          (000's t)     ---      ---       Cathode (t)           Conc.        -----------------
                    ---------                        -----------           -----
      1985            1,589      3.47     6.86          72,260             52.6                4.5
      1986            1,508      3.21     8.40          71,490              na                  na
      1987            1,325      3.24     10.11         62,950             53.3                3.1
      1988            1,387      3.08     10.29         69,120             50.0                3.7
      1989            1,358      2.65     9.37          61,210             51.9                3.7
      1990            1,334      2.26     8.53          44,400             51.8                3.4
      1991            1,043      1.89     7.82          32,730             53.2                2.9
      1992             619       1.75     7.32            na                na                  na
      1993             147       1.85     9.05            na                na                  na

         na = not available

Geological Setting

Proterozoic rocks belonging to the Lower Kundelungu and Roan Supergroups underlie the Kipushi area. The Roan hosts stratiform Cu-Co deposits in the southwest of the DRC and Zambia and consists of siltstones, shales and dolomites believed to have been deposited in shallow evaporitic basins. It is overlain by the Lower Kundelungu, which comprises dolomite, shales and fine sandstones. Zinc-lead-(copper) deposits occur within the Lower Kundelungu dolomites and their karstic structures on both sides of the DRC-Zambia border. The Lower Kundelungu and Roan sediments are separated by a marker horizon called the Grand Conglomerat, consisting of boulders cemented by a matrix of shale.

The Upper and Lower Kundelungu rocks are folded into a north west-south east trending anticline, which belongs to the Lufilian tectonic arc of the Central African Copperbelt. This is a 520 kilometre-long and 50 kilometre-wide curved fold and thrust belt covering south east of the DRC (Katanga province) and northern Zambia. In the Kipushi area the anticline has been dislocated by a series of faults. One of these, the Kipushi Fault, hosts the Kipushi deposit, which is located on the northern limb of the anticline and near the contact between Lower Kundelungu Supergroup formations and a complex breccia field stretching from the core of the anticline to the north. The Kipushi Fault lies at the eastern limit of the breccia field.

The Kipushi fault cuts across the strike of the bedding almost at right angles and dips at an angle of between 50 and 70(degree) to the north west. It has been traced by means of drilling over a strike length of approximately 600 metres and to a depth of 1,800 metres. It is open to the south and at depth. On its hangingwall (western) side there are breccias associated with the main anticlinal folding and below the 240 metre level schistose sandstones of Upper Kundelungu age. On its footwall (eastern) side there are brecciated dolomites, limestones, siltstones and shales belonging to the Lower Kundelungu Kakontwe Dolomite and Serie Recurrente.

Mineralization

The mineralization at the Kipushi Mine is hosted by the breccia associated with the Kipushi Fault, the Kakontwe dolomites, forming large bulges or pipes of massive sulphides, such as that known as the Blende Pipe No. 1, and dolomites and shales at the base of the Serie Recurrente.

The mineralization is principally developed within the Kipushi Fault and its footwall over a strike distance of 500m. It is 10-60m thick and exhibits a mineralogical zoning related to the stratigraphy of the host rocks. Copper mineralization is mainly located in the Serie Recurrente. Mixed mineralization of copper, lead and zinc is mainly hosted by the Upper Kakontwe dolomite. Zinc mineralization occurs in the karstic chimneys in the Lower and Middle Kakontwe dolomites. All types of mineralization are present in the breccia where they occupy intra-fragmental voids. Below 1150m level only about 1% of the ore is oxidised. The southern extension of the deposit is unknown. In particular, the Roan under the Grand Conglomerat consists of dolomite, which might host mineralization similar to the Kakontwe dolomite.

The Kipushi Mine is divided into the North Orebody and the South Orebody. The North Orebody, which is subdivided into the Rich North and Serie Recurrente, consists mainly of chalcopyrite mineralization, with little pyrite and arsenopyrite. Sphalerite and galena are rare. The Rich North part is hosted by the Kakontwe dolomite adjacent to the Kipushi Fault. It has been the most productive of the mine's orebodies and has been worked continuously from the surface to 1200m level. However, the copper grades have decreased with depth from a maximum of 15% Cu to the average, at suspension of operations, of about 2% Cu. Drilling has established that below the lowest mining level the orebody breaks up into a number of thin veins and it is believed that remaining resources are limited. In the Serie Recurrente part of the North Orebody, the mineralization is stratigraphically controlled and comprises mainly chalcopyrite and bornite, with minor pyrite. The grade and size of the mineralization decreases with depth and increasing distance from the Kipushi Fault.

The South Orebody is found in the Kipushi Fault zone and the Kakontwe dolomite footwall, resulting in locally increased width. The thickness of the mineralization is very varied. The southern limit of the orebody is not known.

Two sphalerite-rich palaeokarst pipe deposits occur in the Kakontwe dolomite up to 100m in the footwall of the South Orebody. The largest of these bodies is called Blende Pipe No 1 Orebody or Big Zinc Mass. It is very high grade, with an average grade of about 35% Zn.

Exploration

Resources below 1150m level have been largely established through the core drilling of about 200 cored boreholes from two drill drives located in the hangingwall of the orebody at 1132m level and 1272m level. There has also been some underground sampling between 1150m level and 1295m level. Gecamines carried out all of this work. The principal shortcoming in the Gecamines exploration methodology was the apparent absence of a rigorous internal or external check assaying procedure and the fact that not all of the cores were retained.

Drilling

The drilling method consisted of a fan of four to seven declined holes located on each of the mine transverse sections. The distance between fans was 15m along the Kipushi Fault and 12.5m along the Serie Recurrente. The angle between the holes was +/- 15(degree). The drilling from the drive on 1132m level was completed, whereas that from 1272m level was only completed between Sections 0 to 19, with the programme for Sections 21 and 23 being only partially completed. To the south, the drill drive only reached Section 4.

Gecamines drilling department, the Mission de Sondages, always carried out the drilling and when a drill hole was completed, its collar and down-the-hole deviations were recorded. Certain information was then compiled and recorded on drill log sheets and some geotechnical parameters were also estimated.

The drill log sheet recording procedure contained some mistakes in the form of missing data (hole co-ordinates, deviation measurements, and detailed assays), particularly from holes drilled from 1272m level. However, after discussion with Gecamines in 2000, it became evident that approximately 50% of the missing detailed data could be retrieved on site, with the remainder possibly being available at the Gecamines laboratory or at the Gecamines Geological Department in Likasi. A total of approximately 200 holes intersected the Kipushi deposit below 1150m level. Of these, 138 (or 69%) were surveyed and of the 84 that intersected the Big Zinc Mass, 55 (or 65%) were surveyed. Average down-the-hole reading interval was 50m, although in some instances up to 100m intervals were recorded. The database on site was checked by outside consultants and was found to contain a great number of encoding mistakes, the consequence of poor supervision. These errors were almost all corrected and the database now contains data for 762 holes (for 93,000m) and 7,500 assay samples (for 51,500 assays).

Sampling, Analysis and Data Verification

Gecamines carried out all sample preparation and analysis at its laboratory in Lubumbashi. It is not known whether this laboratory is certified by any standards or associations. Neither AMZ nor an AMZ associate carried out any independent sampling or assaying.

Gecamines only kept the mineralised parts of the drill core, storing them in wooded core boxes in a Butler shed. Barren sections of core (including waste bands within mineralised sections) were discarded and thrown out. The core sampling and sample preparation procedures were reported to be as follows:

o    The cores were sawn in half.
o Based on a visual estimation of the core's mineral content it was divided into three categories (copper-copper/zinc; zinc; copper-lead-zinc) and sampled. The average length of sample (based on nearly 7,500 sample assays in the AMZ database) was 3.44 m.
o    Waste material was not sampled.

o    The remaining core was replaced in the core box and stored.
o The aggregated half core samples were then sent to Gecamines laboratory for crushing, splitting, milling and sieving.

Gecamines prepared half core samples in the following sequence:

o    Jaw and cylinder crush to <5mm;
o    Split samples, mechanically and manually;
o    Mill;
o    Sieve tray;
o    Mill to 100% <100mesh.

A portion of the pulverised sample was then dissolved and analyzed by atomic absorption spectrophotometer for Cu, Pb, Zn, As, S and Fe, with results reported in percentages. The laboratory then made composite sample(s) of grouped categories, analyzing them for Ge, Co, Ag, Cd and Re, and reporting the results in ppm. The surplus material from sample splitting was sent back to the geological department in hemp bags, while the surplus of the pulverised samples was normally kept in paper bags and stored in wooden boxes at the laboratory.

Gecamines did not carry out routine check assaying. Check assays were only carried out when visual grade estimates did not correspond with the laboratory results. Gecamines protocol for internal check sampling is not known. There was no check assaying or sampling by an independent external laboratory.

IMC's verification of the existing geological data and reports was confined to exercising best professional judgment. No site visits were made or discussions had with Gecamines personnel. Independent samples were not taken nor was the database independently modeled. The reasons for not verifying the data was the lack of recent mining activity at the Kipushi Mine, the price of zinc at historic lows reducing the importance of the Kipushi Mine relative to AMZ's other assets and the lack of a joint venture agreement with Gecamines to exploit the property.

Security of Samples

It is difficult to trace the old crushed samples in hemp bags kept in the geological department because of poor storage conditions and theft. There were no packets of milled (pulverised) material in the laboratory, the consequence of the political troubles of 1992. Although AMZ reported in 1999 that Gecamine's sample preparation facilities were in poor condition, another exploration company that used the Gecamines laboratory in 2001 to verify the grade of cobalt concentrates reported that it found their results to be reliable and trustworthy.

Mineral Resource Estimate

IMC examined three historical Mineral Resource estimates for the Kipushi Mine deposit, one of which was prepared by Gecamines and the other two having been prepared by independent consulting companies. After having reviewed all of the data, IMC has determined that the following table sets forth the copper and zinc Mineral Resources for the Kipushi Mine as at August 1, 2003:

Measured Mineral Resource            Tonnes       Cu %       Zn %
-------------------------            ------       ----       ----
North Orebody 100-1150 m           3,711,000      2.01       2.05
South Orebody                      2,501,678      2.47       18.58
North Orebody 1150-1295m           1,894,215      4.19       4.35
Pipe No 1 Orebody                   793,086       1.16       33.52
                                  ------------------------------------
Total Measured:                    8,932,231      2.53       10.07

Indicated Mineral Resource
South Orebody                      1,502,194      2.27       17.04
North Orebody                      2,608,567      4.09       5.25
Pipe No 1 Orebody                  3,918,366      0.68       39.57
                                  ------------------------------------
Total Indicated:                   8,029,127      2.09       24.21

Total Measured and Indicated:      16,961,358     2.32       16.76

Inferred Mineral Resource
South Orebody                       586,824       2.00       15.00

The above Mineral Resource estimate has been verified by Neil Scott of IMC, who satisfies the requirements of a "qualified person" as defined under Canadian Securities Administrators National Instrument 43-101.

Environmental Considerations

The Kipushi Mine has had a long production history and while production is suspended at present, management is continuing to dewater the mine. Also, there has been some processing activity recently with tailings arisings being disposed of on site.

Groundwater quality is particularly important in the local vicinity as well fields to the west of the open pit supply potable water to the town of Kipushi. Independent consultants visited the site in November 2002 to obtain a preliminary understanding of the environmental and groundwater aspects associated with the Kipushi Mine operations. No environmental sampling is currently being done. An analysis of Kipushi concentrator process water showed a capacity for buffering acid generated by sulphide oxidation.

The open pit, abandoned in 1925, lies directly above the underground workings and is being used for tailings disposal. AMZ has strongly expressed their concerns to Gecamines at this practice which is undesirable from both an engineering and environmental viewpoint. It is estimated that there is only three to four metres of freeboard between the water level in the open pit and one of the mine ventilation shafts. While no geotechnical data is available, there also exists the potential for tailings to infiltrate into the mine workings via fissures which are reported to be visible near the open pit perimeter. There is reportedly a new tailings disposal site under consideration approximately six kilometres from the site but no details are currently available.

Historically, over 40,000 tonnes of zinc concentrate were in stock and the concentrate stockpile area still shows evidence of this with very large amounts of mineralized dust present. The concentrator itself is very dilapidated and untidy but not contributing materially to the overall mineral contamination. The stability and contribution to environmental degradation by the three tailings dams on site is unknown.

The whole site has suffered significant environmental degradation which, in the absence of any funding for remedial measures, will continue to degrade. A resumption of responsible, profitable mining and processing activities would enable such remedial measures to be implemented.

Angola

The information in this section has been derived from a technical report dated August 12, 2003 prepared by A C A Howe International Limited under the supervision of P. W. Forward and P. Jeffcock, each of whom is a "qualified person" as defined under Canadian Securities Administrators National Instrument 43-101.

Property Description and Location

The Camutue Exploitation License forms a rectangle 53 kilometres east-west by
5.6 kilometres north-south for an area of approximately 246 square kilometres. The Cuango Floodplain Prospecting License area is contiguous, to the north of the Camutue Exploitation License and is formed by an irregular polygon extending 60 kilometres east-west and 50 kilometres north-south for an area of approximately 2,690 square kilometres, with the Angola - DRC border forming the northern boundary. No surveys of the properties have been undertaken.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Camutue Exploitation License and the Cuango Floodplain Prospecting License areas is via a poorly maintained road, suitable only for 4x4 vehicles, or by a chartered or regular air service from the Angolan capital, Luanda, to the town of Cafunfo, which is 20 kilometres to the south-southeast of the permits. The journey by road takes two days while the flight takes ninety minutes. From Cafunfo, a road can be followed to the town of Luremo, which lies near the junction of the two permits. Prior to the cessation of hostilities in 2002, IDAS and AMZ staff had only been able to access the area by air due to the Angolan civil war.

There are two seasons in Angola, wet and dry. The wet season, the warmer of the two, runs roughly from September to April. Average temperatures in Luanda range from 25-30 degrees in the wet season and from 20-25 degrees in the dry season. The climate at the permit areas is similar but is consistently warmer, reaching 40 degrees during the rainy season. Other mining operations within the local area are known to be able to work through out the year but the effect of the climate on operations at the permit areas is not known with certainty.

Local infrastructure was virtually all destroyed in the civil war. Electricity would need to be provided by a generator and water would have to be trucked to the site from the river or a suitable well for any site operation. Personnel will be available from the Luremo town but will mainly be unskilled. Alluvial diamond mining has been conducted in the Luanda Norte province for 80 years and, as such, there has historically been a pool of local expertise, however, the effect of the years of conflict on the availability of skilled labour is not known. It will be necessary to retrain any skilled workers on the modern equipment to be used on the projects.

The landscape has an average elevation of 700 metres above sea level and comprises rolling hills with occasional laterite escarpments with the higher points rising to around 800 metres above sea level. Land use is low intensity agriculture around towns and villages with savannah and bush elsewhere. The Cuango River forms a well-defined terraced valley in the south of the concessions with a width of 1 to 1.5 kilometres. To the north, within the majority of the exploration permit, the Cuango River meanders for approximately 100 kilometres through a north to northwest trending flood plain corridor some 55 kilometres long and between 1.8 and 3.7 kilometres wide. A major tributary to the Cuango, the Lui, forms a confluence in the central western part of the Cuango Floodplain Prospecting License.

No study of sites suitable for a plant or tailings storage facility has been made.

History of the Property

Diamonds were first discovered in northern Angola in 1912. Diamang, a company formed by Belgian and Portuguese colonialists, operated the diamond fields from 1917 until Angola's independence in 1975. Production in northern Angola averaged 1 - 2 million carats per year and peaked at 2.5 million carats just before independence. Diamang not only operated the mining and exploration activities in the area but also provided all services in the Lunda Norte province.

Exploration was carried out by Diamang over the whole of the diamondiferous region, including the area now covered by the Camutue Exploitation License and the southern part of the Cuango Floodplain Prospecting License. The Diamang prospecting campaign of the area was conducted over three seasons between 1971 and 1973. The programme comprised regional pit sampling on traverses at 500 metre spacing, mapped from a base line sub-parallel to the main river channel.

While detailed reports of the campaign are not available, an Endiama EP/IDAS report dated March 1998 gives the details of a small part of the sampling and these figures suggest that samples were between 0.5 and 1 cubic metres and that the average size of stones from the area is some 0.2 carats. Without detailed reports, it is unclear how representative the pitting results are. In areas where several pits from the initial survey contained recordable grade, a follow up pit sampling programme was carried out, generally with traverses every 50 metres and a pit dug at 60 metre intervals along each traverse. The results of the follow up survey were then recorded on 1:2,000 scale maps on a month-by-month basis. Finally areas containing more than 25 pits with recorded grade were considered to be mineable and 1:10,000 maps were drafted delineating reserve blocks. The grade and volume of the reserve blocks was calculated using the average thickness and grade from the pitting results. A total of 4 reserve blocks were defined within the Camutue Exploitation License permit, including the Luremo and Catoba mining blocks. A further three blocks were defined in the Cuango Floodplain Prospecting License permit. Subsequent remote sensing and a flyover by helicopter indicate that the reserve blocks have been largely depleted by artisanal mining. However other areas shown to be diamondiferous by the pitting programme but not delineated into reserve blocks may remain undisturbed. This information has been incorporated into a GIS database that was commissioned by AMZ, which has enabled the prioritization of targets for phase one of its exploration programme.

Following Angola's independence, Diamang was taken over by the state and re-named Endiama EP. Endiama EP owned all the diamond leases and production was by means of contract miners. Within the area now covered by the Camutue Exploitation License, contract mining was carried out by Mining and Technical Services ("MATS"), a subsidiary of De Beers, until 1986 when MATS left due to an insurgency by rebels in the area.

MATS used river diversions to expose river channel deposits along two stretches of the Cuango within the Camutue Exploitation License area; along a northwest flowing stretch extending north from the southern limit of the permit for some
4.8 kilometres and along a west flowing stretch extending for some 2.3 kilometres in the central part of the mining permit. The diversion of rivers to expose the riverbeds often revealed large cavities or potholes several metres deep which can be a particularly rich source of gemstones. No production figures for these individual stretches of river are available.

Commercial production ceased within the permit areas in 1986, however, production continued upstream on the Cuango at Cafunfo where contract miners produced some 80,000 carats a month between 1986 and 1992.

After further deterioration in security in 1992 the Cuango area became flooded with artisanal miners. Balsa barge mounted dredges with divers are currently working the river in this area though it is not known in what exact locations they operate or to what extent they have depleted the diamond resources. The potential of the riverbed deposits within the IDAS permits could only be tested by on site test dredging.

Geological Setting

No detailed mapping has been carried out over the concession areas. The following description was derived from regional geological maps.

The whole of northern Angola is underlain by crystalline basement comprising Lower Archaean gneisses and schists which form occasional outliers to the south of the license areas. At the southern limit of the permits the basement rocks are unconformably overlain by Upper Precambrian sandstone known to be easily eroded. Gorges within these sandstones formed important traps for diamonds which have subsequently been covered and filled by more recent sediments. To the southwest of the permits the basement is overlain by Permo-Triassic sandstones, limestones and claystones of the Cassanje formation.

The Colonda is the main basal diamond bearing unit in northern Angola and comprises sandstones, conglomerates and claystones. The conglomerates are divided into white and grey classes. They are described as having a quartz or quartz argillite matrix with quartz, quartzite, chalcedonic or agate clasts. White Colonda conglomerates derive their colour from kaolin after feldspars and grey Colonda conglomerates contain more elongate clasts and less argillite. The geological map shows the Colonda at surface along the Cuango River valley and those of its tributaries, but it does not in fact outcrop and all known descriptions are from areas of mining activity well outside the license areas.

On higher ground throughout the license areas the Colonda formation is shown to be covered by Kalahari sandstones and conglomerates of Oligocene age which are not recorded as being diamond bearing. More recent sediments are diamond bearing.

No kimberlite exploration has been documented within the licenses and the nearest primary diamond occurrence lies some 280 kilometres to the east at Camafuca. Kimberlites in the northeast of Angola, which date from the mid-Cretaceous, may be circular, elliptical or irregular in outline and fall along a southwesterly trend. The southwest trend is also marked by the occurrence of the Luana formation, a rose pink, granular quartzite which forms a linear series of inliers with this orientation.

Regional geophysics indicated deep linear west-southwest (N75(degree)-85(degree)E) trending structures stretching from the Mbuji-Mayi kimberlites in the DRC to the northeast, through the kimberlite deposits of northeastern Angola and on to the alkaline and carbonatite complexes in southwest Angola, a distance of some 1,600 kilometres. These extensive structures are believed to represent deep fractures or zones of weakness in the Archaean cratonic crust. Both structural and geophysical evidence also point to north-northwest trending structures, conjugate to the west-southwest structures, as being important in controlling kimberlite emplacement; they may also have controlled the local distribution of Colonda gravels which were either preserved in associated topographic lows which were less prone to subsequent erosion, or were deposited in small basins developed adjacent to the structures. While the relationship between structure and the emplacement of the kimberlites and the preservation and subsequent re-working of the Colonda formation is not fully understood, the empirical observation that west-southwest and complementary north-northwest structures tend to accompany alluvial and primary deposits is an important one.

Remote sensing using Landsat satellite imagery has been used to map structure over the two licenses. Two dominant trends were observed. The first is a west-southwest trend and a series of these features traverse the Cuango in the southern part of the IDAS permits before the river enters into the floodplain. Notably, major west-southwest trends seem to form the northern and southern limits of the Luremo deposit and minor lineaments with this trend control tributaries within the deposit. Major lineaments of the same trend cut across the Cuango at the start of the floodplain, at the Cuango-Lui confluence, and approximately half way between the Cuango-Lui confluence and the northern limit of the mining permit. In addition major west-southwest features traverse the Lui in the extreme southwest of the Camutue Exploitation License area.

The second dominant trend is north-northwest and two major lineaments of this type can be seen controlling the eastern and western limits of the Luremo deposit. The lineament on the eastern side also correlates with the gravels interpreted as Colonda formation. It is possible that a north-northwest trending belt of the Colonda formation runs through the Luremo deposit and that this trend relates to underlying structure.

Other major north-northwest trending lineaments have been noted passing through other areas highlighted as being diamondiferous by the Diamang pitting. Elsewhere, major north-northwest lineaments can be seen controlling the Cuango at the start of the floodplain, traversing the Cuango-Lui confluence, controlling the Cuango floodplain to the north of the Cuango-Lui confluence and controlling the Lui from where it enters the license area.

Mineralization

AMZ and IDAS have not evaluated the license areas for mineralization purposes. Known deposits within the license areas are all alluvial/eluvial and are confined to the well-defined terraced Cuango valley in the south. The Colonda is the main basal diamond bearing unit and comprises sandstones, conglomerates and claystones with the conglomerates forming the main diamond bearing component within the formation. More recent sediments are also diamond bearing and these have been classified into river channel, river terrace, eluvial (locally known as Colina gravels) and flood plain gravels. The diamond content of these recent sediments may be derived from a reworking of the Colonda or from continuing erosion of kimberlitic source rocks.

No kimberlite exploration has been documented on the properties, however, there is potential for the discovery of pipes in this environment.

Exploration

SPOT satellite imagery was acquired by MacKay and Schnellman Pty Limited of Australia ("MacKay and Schnellman") on AMZ's behalf in 1997. The imagery dated from 1995 and MacKay and Schnellman concluded that most of the Diamang reserve blocks within the license areas had been mined out, though no comparison was made between the Diamang pit results and the areas interpreted to have been worked.

In 2002, AMZ commissioned a geographical information system ("GIS") database using data from AMZ's diamond exploration and other mining permits in northern Angola. The main aims of the compilation were as follows: to compile data from pitting programmes carried out by Diamang, to investigate, through remote sensing using existing data and a Landsat 7 satellite image, the extent to which reserves estimated from the Diamang data have been depleted by artisanal mining activity, and to remotely map geology and structure as an aid to exploration, particularly within Cuango floodplain where swampy ground conditions have prevented prospecting and artisanal mining in the past.

The following items were included in the database: a total of 3,571 Diamang sample points and all relevant grade and thickness data recorded in the GIS, Landsat 7 imagery, processed and interpreted, aerial photographs of the Cuango floodplain at a scale of 1:32,000 and taken in 1984, geo-corrected, and a photo-mosaic, and SPOT satellite imagery dating from 1995.

The Diamang sampling data has not been verified as no independent sampling has been undertaken and many of the reserve blocks have been largely depleted by artisanal mining activities.

Other Property -Zambia

AMZ has a prospecting license valid until January 29, 2004, which covers approximately 950 square kilometres in the Solwezi District in the Republic of Zambia. AMZ has not incurred any significant expenditures on the property since early in its 2000 financial year. No mineral reserve or mineral resource has been identified by AMZ on this property, and there can be no assurance that any Mineral Reserve or Mineral Resource will ever be identified, or that mineral extraction could ever be profitably conducted on such property.

                                 USE OF PROCEEDS

The proceeds from the offering of the Common Shares hereunder, after payment of the commission of $1,663,992 (US$1,219,846) to the Agent and Canaccord Europe, will be approximately $26,069,208 (US$19,110,921).

The following table sets forth the proposed use of proceeds of this offering. All figures are approximate.

Use                                                                                           Amount ($)             Amount (US$)
---                                                                                           ----------             ------------
To fund the payment due to Gecamines upon the formal transfer of title to the
Kolwezi Tailings Project to KMT........................................                       $6,820,500             US$5,000,000
To fund feasibility studies for the Kolwezi Tailings Project...........                        $5,865,630            US$4,300,000
To fund a work program on the Angolan properties.......................                        $1,091,280             US$800,000
To provide general working capital.....................................                       $11,091,180            US$8,100,000
To pay the commission of the Agent and Canaccord Europe and the estimated expenses
of this Offering.......................................................                        $2,864,610            US$2,100,000
                                                                                       -------------------------- ------------------
TOTAL                                                                                         $27,733,200           US$20,300,000

                         SELECTED FINANCIAL INFORMATION

The following tables set out selected consolidated financial information for the periods indicated. The selected consolidated financial information that follows has been derived from AMZ's consolidated financial statements appearing elsewhere in this prospectus, all of which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The following information should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations". Except as disclosed in this prospectus, the directors of AMZ are unaware of any exceptional factors that have influenced AMZ's recent activities. Also, except as disclosed in this prospectus, there has been no significant change in the financial position of AMZ since the financial quarter ended April 30, 2003, being the date to which the most recent consolidated financial statements of AMZ were prepared and filed with securities regulatory authorities and made available to shareholders and, except as disclosed in this prospectus, there are no significant investments in progress.

Annual Information
(in thousands of US$, except per share amounts)

                                                               Financial Years Ended October 31
                                                            2002             2001            2000
                                                            ----             ----            ----

Total revenues.......................................         -                -               -
Income (loss) from operations........................      (3,533)         (2,791)          (7,899)
Net income (loss)....................................      (3,533)         (2,791)          (7,899)
Net income (loss) per share..........................      (0.11)           (0.09)          (0.25)
Net income (loss) per share fully diluted............      (0.11)           (0.09)          (0.25)
Total assets.........................................       7,180           13,205          18,830
Total current liabilities............................        317            1,657            2,397
Cash dividends per share.............................         -                -               -

Quarterly Information
(in thousands of US$, except per share amounts) (unaudited)

                                      Quarter     Quarter     Quarter     Quarter     Quarter     Quarter     Quarter     Quarter
                                      Ended       Ended       Ended       Ended       Ended       Ended       Ended       Ended
                                      April 30,   January     October     July 31,    April 30,   January     October     July 31,
                                         2003      31, 2003    31, 2002      2002        2002      31, 2002    31, 2001      2001
                                         ----      --------    --------      ----        ----      --------    --------      ----

Total revenues......................       -           -           -           -           -           -           -           -
Income (loss) from operations.......    (547)       (472)      (2,297)      (429)       (458)       (349)       (361)       (576)
Net income (loss)...................    (547)       (472)      (2,297)      (429)       (458)       (349)       (361)       (576)
Net income (loss) per share basic...    (0.02)      (0.01)      (0.07)      (0.01)      (0.01)      (0.01)      (0.01)      (0.02)
Net income (loss) per share fully
diluted.................................(0.02)      (0.01)      (0.07)      (0.01)      (0.01)      (0.01)      (0.01)      (0.02)

Dividend Policy

AMZ has not paid dividends in the past and it is uncertain whether AMZ will pay dividends in the near future. The Board of Directors of AMZ will determine if and when dividends should be declared and paid in the future based on all the relevant circumstances, including the desirability of financing further growth of AMZ and AMZ's financial position at the relevant time. All of the Common Shares of AMZ are entitled to an equal share in any dividends declared and paid.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Information in this section is derived from the consolidated financial statements of AMZ and the notes thereto appearing in this prospectus. AMZ's consolidated financial statements are prepared in accordance with Canadian GAAP. Readers are urged to review the consolidated financial statements of AMZ and the notes thereto beginning at page F-1.

General

AMZ is a mineral resource exploration and development company with no producing properties engaged in the exploration for cobalt, copper, zinc and diamonds in Africa. AMZ does not have any revenue generating activities and has a history of losses. To date,

AMZ's operations have primarily been funded by equity subscriptions. AMZ's ability to continue to meet its obligations and carry out its planned exploration activities is dependent upon its ability to obtain third party financing, which in turn is contingent on factors beyond AMZ's control, including the availability of financing in capital markets and the political and economic conditions in the DRC and Angola.

Results of Operations

Comparison of Financial Years ended October 31, 2002, October 31, 2001 and October 31, 2000

AMZ incurred a net loss for the year ended October 31, 2002 of US$3,533,074, or US$0.11 per share, compared to a net loss of US$2,791,060, or US$0.09 per share, in 2001 and US$7,898,565, or US$0.25, in 2000.

AMZ incurred a write-down of mineral properties in 2002 of US$1,824,127. This related to AMZ's property in Zambia, whose carrying value was reduced to US$1 in accordance with Canadian GAAP due to lack of activity, although AMZ has maintained its interest in the property. In 2001, AMZ incurred a write-down of mineral properties of US$468,257 and a write-down of convertible loans receivable of US$480,000. The mineral property write-down related to certain of AMZ's mineral properties in Brazil, whose carrying value was reduced to the amount recoverable pursuant to a sale and purchase agreement. The convertible loan write-down related to AMZ's investment in Northern Mining and Geological Company TERRA whose carrying value was reduced to US$320,000, which amount was recovered under a final settlement agreement with this Russian company. In 2000, AMZ incurred a write-down of mineral properties of US$6,052,250. This write-down relates to AMZ's Angolan properties which were written down due to AMZ's inability at the time to access the properties and to obtain written confirmation regarding the status of its licenses.

Administrative expenses in 2002 at US$1,690,525 decreased from US$1,764,573 in 2001 and US$2,117,218 in 2000 due to further cost reduction efforts by AMZ. These included decreased levels of professional fees, and salaries and wages.

Amortization decreased due to the fact that much of AMZ's equipment is now fully depreciated.

Investor relation costs decreased in 2002 to US$115,669, from US$145,491 in 2001, but increased from US$110,297 in 2000. Throughout the early part of the 2002 fiscal year AMZ performed much of its investor relation workload internally. AMZ is now focusing more effort on investor relations and, since July 2002, has engaged outside consultancy support.

Professional fees decreased in 2002 to US$306,560, from US$316,425 in 2001, and US$445,385 in 2000 due to reduced operating legal costs. This decrease was partially offset by costs incurred in preparation for fundraising expected to occur in the 2003 fiscal year.

Salaries and wages costs decreased in 2002 to US$814,114, from US$897,621 in 2001 and US$986,825 in 2000, due to a reduction in the number of full-time equivalent staff at AMZ's head office as well as at the subsidiary level.

Travel and accommodation costs increased in 2002 to US$106,681, from US$41,855 in 2001, due to an increase in the number of trips taken during the year as AMZ had several negotiations on the subject of their properties in the DRC, participated in several meetings to provide industry input regarding the New Mining Code in the DRC, as well as increased trips in connection with future fundraising opportunities. Travel and accommodation costs were US$144,597 in 2000.

Lower average cash balances and lower interest rates prevailing during the year 2002 compared to 2001, and in 2001 compared to 2000, resulted in a decrease in interest income in 2002 to US$27,380 from US$153,320 in 2001 and from US$290,256 in 2000.

Other income increased in 2002 to US$30,646, from US$389 in 2001 and was US$19,213 in 2000. This increase in 2002 was due mainly to a US$20,000 additional income amount received with respect to the sale in 2001 of certain of AMZ's Brazilian mineral properties and the profit on the sale of AMZ's other Brazilian mineral properties.

AMZ incurred a write-down of capital assets in 2001 of US$43,177. This relates to the land that was sold with certain of AMZ's mineral properties in Brazil, and to office equipment and vehicles from the office of AMZ's Zambian subsidiary whose carrying value was reduced to the anticipated sales value. No similar write-down occurred in 2002 or 2000.

AMZ incurred a write-down of accounts receivable in 2002 of US$5,799. The amount related to balances held in AMZ's Zambian subsidiary that were deemed to be uncollectible during the year. US$5,000 of this amount has since been recovered. No similar write-down occurred in 2001 or 2000.

Mineral property evaluation costs decreased in 2002 to US$45,151, from US$197,442 in 2001, due to costs in Angola being expensed as incurred during the first half of 2001 when the status of the Angolan mineral property licenses was uncertain. Mineral property evaluation costs were US$55,570 in 2000, chiefly related to projects evaluated in Botswana.

Comparison of Six month periosd ended April 30, 2003 and April 30, 2002

AMZ incurred a net loss for the six months ended April 30, 2003 of US$1,018,586, or US$0.03 per share, compared to a net loss of US$807,230, or US$0.03 per share, in the six months ended April 30, 2002. The results for the six months ended April 30, 2003, compared with the corresponding period ended April 30, 2002, reflect the following factors:

o Administration expenses have increased due, principally, to increased levels of investor relation costs, professional fees, and salaries and wages. These increases have been offset somewhat by reductions in travel and accommodation costs.

o Investor relations costs were higher because AMZ engaged an investor relations consultant subsequent to the first half of 2002. In addition, AMZ devoted considerably more resources to investor relations during the first half of 2003, in preparation for raising financing. This planned fundraising was also the principal reason for the higher level of professional fees in the first half of 2003. Salaries and wages increased, due to the weaker US dollar, as a number of the staff are paid in British pounds (which factor also affected other head office costs), and due to the filling of a previously vacant head office position. Travel and accommodation costs decreased because the number of non-project related trips decreased versus the previous year.

o Effective November 1, 2002, AMZ adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations have been applied prospectively and are detailed in notes 2(g) and 9(d) to the unaudited consolidated financial statements for the six month periods ended April 30, 2003. Under the new accounting policy, a compensation expense of US$10,329 has been recognized for the six-month period ended April 30, 2003.

o Lower average cash balances, and lower interest rates, resulted in much lower interest income for the six months ended April 30, 2003. Other income in the six months ended April 30, 2002 relates to a payment received by AMZ for agreeing to amend the terms on the sale of certain of AMZ's Brazilian mineral properties to provide for payment of the remaining balance of the consideration at a later date. Other income in the six months ended April 30, 2003 relates to the recovery of US$5,000 against a previously written-off amount receivable in Zambia.

o For the six months ended April 30, 2003, mineral property evaluation costs decreased, due primarily to reductions in such activity as AMZ focused its efforts on negotiations with respect to, and environmental work in connection with, the Kolwezi Tailings Project, on discussions regarding the Angolan licenses, and on preparations for the private placement which occurred subsequent to April 30, 2003.

Liquidity and Capital Resources

Comparison of Financial Years ended October 31, 2002, October 31, 2001 and October 31, 2000

AMZ had US$2,065,220 in general cash and cash equivalents at October 31, 2002, compared to US$2,707,043 at October 31, 2001 and US$4,369,590 in 2000. The 2002
balance includes the cash held by CMD, as a result of AMZ acquiring the remaining 50% proportionate interest in cash held by the CMD joint venture from AAC. The joint venture cash and cash equivalents recorded at October 31, 2001 and October 31, 2000 represented only 50% of CMD's cash of US$5,447,670 in 2001 and US$10,798,530 available for the Kolwezi Tailings Project, due to the use of the proportionate consolidation method of accounting for the CMD joint venture. Working capital at October 31, 2002 was US$1,947,823, compared to working capital, excluding proportionately consolidated CMD cash at October 31, 2001 of US$2,652,415 and at October 31, 2000 of US$3,201,265.

The decreases in cash and cash equivalents and working capital have resulted from the operating activities discussed above, investments made in AMZ's various mineral properties and projects, offset by cash proceeds received from the sale of AMZ's Brazilian mineral properties, the convertible loans settlement and the Kipushi Mine option purchase fee received from Zincor.

AMZ has not accrued debts claimed by the former shareholders of IDAS aggregating approximately US$246,000, as AMZ has not been able to verify the debts. 13,078 Common Shares of AMZ are held in escrow for the same reason.

Six month period ended April 30, 2003

As at April 30, 2003, AMZ had cash and cash equivalents of US$307,350, compared to US$2,065,220 at October 31, 2002, and working capital of US$14,902, compared to US$1,947,823 at October 31, 2002. The decreases in cash and cash equivalents and in working capital as at April 30, 2003, compared to the balance as at October 31, 2002, are due to the loss for the period and project costs incurred during the six months, as described below. The ability of AMZ to meet its commitments as they become payable, and the recoverability of amounts shown for mineral properties and mineral property evaluation costs, are dependent on the ability of AMZ to obtain necessary financing. Subsequent to April 30, 2003, AMZ has completed an equity financing of 4,000,000 units at a price of $0.45 per unit for gross proceeds of $1,800,000. See "Prior Sales". The net proceeds of the financing are being used to fund the continued development of its African projects and for general working capital.

Mineral Property Projects

Six month period ended April 30, 2003

As at April 30, 2003, amounts capitalized in respect of mineral properties increased to US$1,700,460, from US$599,426 at October 31, 2002, reflecting US$183,170 in costs incurred on the properties covered by the Cuango Floodplain Prospecting License and the Camutue Exploitation License and US$917,864 in costs on the Kolwezi Tailings Project. Capitalized mineral property evaluation cost increased to US$4,331,621 from US$4,269,478 at October 31, 2002, reflecting costs incurred in respect of the Kipushi Mine. During the quarter ended April 30, 2003, AMZ agreed heads of terms with the IFC and the IIDC providing that each of the agencies will have an option to acquire up to 10% of the Kolwezi Tailings Project on a farm-in basis. The price of this farm-in will be related to the accumulated expenditures of AMZ and its affiliates up to the time of the exercise of the option. Pursuant to the Agreement, AMZ has granted each of the IFC and the IDC a warrant to purchase, if vested in full, up to 2.5% (on a fully diluted basis) of the common shares of AMZ at a price of $0.75 per share. The warrants have a term of five years and are exercisable after one year. The value of warrants vested has been estimated using the Black-Scholes option pricing model as US$225,000, which amount has been included in deferred costs related to the Kolwezi Tailings Project.

Critical Accounting Policies

AMZ's consolidated financial statements beginning at page F-1 have been prepared assuming AMZ will continue on a going-concern basis. AMZ has incurred losses and the ability of AMZ to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing.

Management notes that AMZ's ability to finance additional exploration on its resource properties is contingent on the outcome of exploration and the availability of financing in capital markets, factors which are beyond AMZ's control. There can be no assurance that AMZ will be able to raise funds in which case AMZ may be unable to meet its obligations and commitments. Should AMZ be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on AMZ's balance sheets and insolvency and liquidation with a total loss to shareholders could result.

AMZ follows the practice of capitalizing all costs related to acquisition, exploration and development of mineral properties and mineral property projects until such time as mineral properties are put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized on a unit-of-production basis. If the mineral properties or projects are abandoned, the related capitalized costs are expensed. On an ongoing basis, AMZ evaluates each property and project on results to date to determine the nature of exploration, other assessment and development work that is warranted in the future. If there is little prospect of future work on a property being carried out within a three year period from completion of previous activities, the deferred costs related to that property or project are written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required.

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

                          DESCRIPTION OF SHARE CAPITAL

The authorized share capital of AMZ consists of an unlimited number of Common Shares without par value, of which there are 36,132,816 Common Shares outstanding as fully paid and non-assessable Common Shares of AMZ as of September 18, 2003.

The holders of Common Shares are entitled to receive notice of any meeting of shareholders of AMZ and to attend and vote on matters brought before the meeting. Each Common Share entitles its holder to one vote at meetings at which they are entitled to attend and vote. The holders of Common Shares are entitled to receive on a pro rata basis such dividends as the Board of Directors of AMZ may declare out of funds legally available for the payment of dividends. In the event of the dissolution, liquidation or winding-up or other distribution of the assets of AMZ, the holders of Common Shares are entitled to receive, on a pro rata basis, all of the assets of AMZ remaining after the payment of all of AMZ's liabilities. The Common Shares carry no pre-emption or conversion rights.

               DESCRIPTION OF ARTICLES OF CONTINUANCE AND BY-LAWS

The articles of continuance (the "Articles") and the by-laws of AMZ contain, among other things, provisions to the following effect:

o The holders of Common Shares are entitled to vote at all meetings of shareholders and have one vote in respect of each Common Share held by them. A meeting of shareholders may, at the discretion of the Board of Directors of AMZ, be held at any location in North America specified by the Board of Directors.

o The Board of Directors of AMZ may, between annual general meetings, appoint one or more additional directors to serve until the next annual general meeting, but the number of additional directors may not at any time exceed one third of the number of directors who hold office at the expiration of the last annual meeting of AMZ. The minimum and maximum number of directors of AMZ is set at three (3) and fifteen (15) respectively.

o The holders of Common Shares are entitled to receive, out of all profits or surplus available for dividends, any dividend declared by the Board of Directors of AMZ on the Common Shares.

o In the event of liquidation, dissolution or winding up of AMZ, whether voluntary or involuntary, the holders of Common Shares are entitled to receive the remaining property of AMZ.

o There are no shares of AMZ issued which may be redeemed. AMZ, pursuant to the Business Corporations Act (Yukon), may purchase or redeem any redeemable shares issued by it at prices not exceeding the redemption price which may be stated in the Articles or calculated according to a formula which may be stated in the Articles provided that AMZ would not after the redemption be unable to pay its liabilities as they became due or the realizable value of AMZ's assets would after the payment be less than the aggregate of its liabilities and the amount that shareholders would have the right to be paid on a redemption or in a liquidation rateably with or prior to the holders of the shares to be purchased or redeemed.

o Pursuant to the Business Corporations Act (Yukon), any amendment to the Articles, including the creation of new classes of shares, the change in the designation of all or any of AMZ's shares, the addition, change or removal of any rights, restrictions and conditions (including rights to dividend) in respect of all or any of AMZ's shares whether issued or unissued requires a special resolution of shareholders, consisting of not less than two thirds of the votes cast by participating shareholders.

o AMZ is authorized to issue an unlimited number of Common Shares. There is no limit on the duration during which AMZ is authorized to issue Common Shares. There are no restrictions in the Articles and by laws of AMZ to the transfer of the Common Shares.

                             SHARE PRICE INFORMATION

AMZ's Common Shares are currently listed for trading on the TSX. The following table sets forth the high and low sales price and volume of sales of the Common Shares on the TSX for the periods indicated:

                                                                      High                Low              Volume
                2003
                September (to September 18)............               $1.40               $1.02             337,700
                August.................................               $1.35               $1.00             120,300
                July...................................               $1.39               $0.86             620,821
                June...................................               $0.95               $0.55             507,220
                May....................................               $0.65               $0.37             438,980
                April .................................               $0.46               $0.36             139,394
                March..................................               $0.58               $0.43              76,356

                February...............................               $0.60               $0.51             247,757
                January................................               $0.61               $0.45             141,180

                2002
                December...............................               $0.55               $0.45             252,694
                November...............................               $0.71               $0.47             102,401
                October................................               $0.85               $0.40             115,795
                September..............................               $0.74               $0.46              15,707
                August.................................               $0.75               $0.60              40,210
                Quarter ended July 31, 2002............               $0.90               $0.38             539,915
                Quarter ended April 30, 2002 ..........               $0.64               $0.35             215,850
                Quarter ended January 31, 2002.........               $0.75               $0.35             469,115

                2001
                Quarter ended October 31, 2001.........               $0.75               $0.30             519,185
                Quarter ended July 31, 2001............               $0.85               $0.31             425,885

On September 18, 2003 the closing price of the Common Shares of AMZ on the TSX was $1.39.

        OPTIONS TO PURCHASE SECURITIES AND AGREEMENTS TO ISSUE SECURITIES

Stock Options

AMZ has granted a number of stock options to management and other persons giving them the right to subscribe for Common Shares in the future. The following is a summary of options which have been granted to directors, officers, employees or consultants of AMZ, which were outstanding as of September 18, 2003:

                                   Number of Common                           Exercise                                Market Price
  Class of Optionee (Number of          Shares                                  Price                                 at Date of
       Optionees in Class)           Under Option         Date of Grant         ($)(1)          Expiry Date           Grant ($)
       -------------------           ------------         -------------         ------          -----------           ---------
Executive officers and past            800,000             April 29, 1999         $1.10         April 29, 2004            $1.10
executive officers as a group (3)      450,000            January 29, 2001        $0.60        January 29, 2006           $0.34

Directors and past directors            50,000              July 30, 1999         $2.15          July 30, 2004            $2.15
(who are not also executive             480,000           January 29, 2001        $0.60        January 29, 2006           $0.34
officers) as a group (5)                550,000             May 16, 2003          $0.75          May 15, 2008             $0.48

Executive officers and past             200,000           January 29, 2001        $0.60        January 29, 2006           $0.34
executive officers of
subsidiaries as a group (1)

Directors and past directors of           N/A                    N/A              N/A                 N/A                  N/A
subsidiaries (who are not also
executive officers) as a group (0)

Employees and past employees of         25,000            January 29, 2001        $0.60        December 30, 2003          $0.34
AMZ and its subsidiaries                40,000            January 29, 2001        $0.60        January 29, 2006           $0.34
(excluding executive officers)          25,000            December 16, 2002       $0.60         March 19, 2007            $0.55
as a group (5)

Consultants as a group (1)              36,000            December 16, 2002       $0.75         March 19, 2007            $0.55

Others (0)                                N/A                    N/A              N/A                 N/A                  N/A

Total - All Options                    2,656,000

    (1) The exercise price was the determined by the Board of Directors of AMZ.

All options granted were to purchase Common Shares at an exercise price not less than the market value of AMZ's Common Shares on the last trading day immediately preceding the date of such grant. If an option holder holds his or her option as a director of AMZ and such option holder ceases to be a director of AMZ, the option holder's options shall expire on the thirtieth (30th) day following the date that the option holder ceases to be a director of AMZ other than by reason of death, unless the option holder ceases to be a director of AMZ as a result of ceasing to meet the qualifications for directors as set out in the Business Corporations Act (Yukon) or as a result of an order made by a regulatory authority having jurisdiction over AMZ, in which case the option holder's options shall expire on the date the option holder ceases to be a director of AMZ. If an option holder holds his or her options as an employee of AMZ and such option holder ceases to be an employee of AMZ other than by reason of death, the option holder's options shall expire on the thirtieth (30th) day following the date that the option holder ceases to be an employee of AMZ unless the option holder ceases to be an employee of AMZ as a result of termination for cause or as a result of an order made by a regulatory authority having jurisdiction over AMZ, in which case the option holder's options shall expire on the date the option holder ceases to be an employee of AMZ. If an option holder who is an employee or a director should die while he or she is still a director or employee, the option holder's options shall expire on the first anniversary of his or her death.

Warrants

AMZ has granted an aggregate of 9,197,836 common share purchase warrants in connection with financing activities undertaken in 1999 and 2003.

o October 1999 - as part of a private placement of units of AMZ consisting of one Common Share and one common share purchase warrant for gross proceeds of $9,585,000 the sole purchaser of units, Umicore S.A., was granted 3,550,000 common share purchase warrants each exercisable into one common share of AMZ at a price of $3.50. The warrants expire on October 4, 2004 and are automatically exercisable in the event that certain conditions relating to the development are of the Kolwezi Tailings Project are satisfied and the weighted average price of AMZ's Common Shares on the TSX exceeds $3.20 for 30 consecutive trading days. In the event that AMZ issues further common shares prior to the exercise of the common share purchase warrants by Umicore S.A., Umicore S.A. will be provided with the opportunity to subscribe for such number of Common Shares as will result in Umicore S.A. immediately following the further issue holding such percentage of the issued Common Shares of AMZ as is equal to the percentage of issued common shares held by Umicore S.A. immediately prior to such further issue.

o February 2003 - as part of a February 12, 2003 agreement among AMZ, the IFC and the IDC, whereby the IFC and the IDC has each been granted an option to acquire up to 10% of KMT on a farm-in basis, AMZ granted each of the IFC and the IDC a warrant to purchase 823,918 Common Shares of AMZ at a price of $0.75 per share at any time for a period of four years after February 12, 2004. Warrants for each of the IFC and IDC to purchase 329,567 Common Shares of AMZ vested on signing of the February 12, 2003 agreement. The remaining warrants vest in two additional tranches upon the Kolwezi Tailings Project reaching certain milestones. The number of Common Shares that may be purchased under each of the warrants may be increased by the granting of further warrants up to a maximum of 166,152 Common Shares were all share purchase entitlements existing at February 12, 2003 and still outstanding to be exercised in full.

o May 2003 - as part of a May 21, 2003 private placement of units of AMZ consisting of one common share and one common share purchase warrant for gross proceeds of $1.8 million, purchasers of units were granted in aggregate, 4,000,000 common share purchase warrants each exercisable at a price of $0.75. The warrants expire on the earlier of May 20, 2008, or 45 days after AMZ's Common Shares trade on the TSX for 20 consecutive trading days (commencing after November 21, 2003) at a weighted average price of $1.10 or greater.

                                   PRIOR SALES

The following table states the prices at which Common Shares have been sold by AMZ within the twelve (12) months prior to the date hereof.

                                                                         Aggregate Number of
  Date of Issuance or Sale          Description of Transaction           Common Shares Issued          Price Per Common Share
  ------------------------          --------------------------           --------------------          ----------------------
        May 21, 2003                    Private Placement                  4,000,000(1)(2)                     $0.45

(1) Warrants to purchase an additional 4,000,000 Common Shares for a price of $0.75 were also issued to purchasers under this private placement. The warrants will expire on the earlier of May 20, 2008, or 45 days after AMZ's Common Shares trade on the TSX for 20 consecutive trading days (commencing after November 21, 2003) at a weighted average price of $1.10 or greater. See "Options to Purchase Securities and Agreements to Issue Securities - Warrants".
(2) The following persons subscribed for units of AMZ under the private placement: M. Alen-Buckley (100,000 units); RAB Europe Partners LP (400,000 units); J.O. Hambro Investment Management (25,000 units); Royal Trust Corporation of Canada (on behalf of a client) (100,000 units); J.P. Morgan Fleming Asset Management (UK) Ltd. (700,000 units); W.P.S. Richards (200,000 units); Front Street Investment Management (200,000 units); Firebird Global Master Fund, Ltd. (700,000 units); and Exploration Capital Partners 2000 Limited Partnership (1,575,000 units).

                             PRINCIPAL SHAREHOLDERS

As of Septmeber 18, 2003, AMZ had a total of 36,132,816 Common Shares issued and outstanding. The following are the shareholders, which, to the knowledge of AMZ and its directors, own, directly or indirectly, 3% or more of the issued and outstanding Common Shares of AMZ (on a non-diluted basis).

                                                                                        Percentage of        Percentage of
                                          Number of Shares       Number of Shares        Issued Share         Issued Share
                                            Owned before           Owned After          Capital before     Capital after the
Name and Municipality of Residence         completion of       Completion of this       completion of        completion of
of Shareholder                             this Offering            Offering            this Offering        this Offering
--------------                             -------------            ---------           -------------        -------------
Jean-Raymond Boulle                       9,509,107(1) (2)          9,509,107               26.3%                15.5%
Umicore S.A.                                3,550,000(3)            3,550,000                9.8%                 5.7%
Exploration Capital Partners 2000            1,575,000              1,575,000                4.3%                 2.6%
Limited Partnership

(1) Of these Common Shares, 60,035 are registered in the name of America Diamond Corp., being wholly owned by Mr. Boulle, and 9,373,572 are registered in the name of Gondwana (Investments) S.A., a Luxembourg company, which is also owned indirectly by Mr. Boulle.
(2) In connection with the annual general meeting of shareholders of AMZ held on April 30, 2003, it was reported to AMZ that certain proxies had been solicited by Mr. Boulle and his agents. Based on information brought to the attention of the chairman of the meeting and the advice of legal counsel, it was determined that such proxies had been solicited contrary to applicable law and should be disallowed. Mr. Boulle's proxies were presented at the meeting to be voted against a management resolution authorizing the Board of Directors of AMZ to issue a number of Common Shares in excess of the number of Common Shares authorized under the rules of the TSX over the 12 month period commencing April 30, 2003. The chairman of the meeting accepted the proxies presented in respect of Mr. Boulle's own shareholdings but, as indicated above, determined not to permit the other proxies solicited by Mr. Boulle and his agents to be counted. The resolution passed. (3) Etienne Denis, a director of AMZ, is also a director of Umicore S.A.

                          DIRECTORS AND SENIOR OFFICERS

The following table sets forth the name, municipality of residence, position held with AMZ, principal occupation and number of common shares beneficially owned by each person who is a director and/or an executive officer of AMZ. The business address of each director and officer is St. George's House, 15 Hanover Square, London, England W1S 1HS.

                                                                                                                  Common Shares
                                                                                                               Beneficially Owned,
                                                                                                             Directly or Indirectly
Name and Municipality of            Position and Office                                                    or Over Which Control or
Residence                            within the Company     Principal Occupation        Became a Director  Direction is Exercised(1)
---------                            ------------------     --------------------         -----------------   ----------------------
Thomas David (Ted) Button         Chief Financial Officer   Chief Financial Officer of          N/A                     Nil
Middlesex, United Kingdom                                   AMZ

Etienne Denis                     Director                  Director, Umicore S.A.        October 11,1999          3,550,000(2)
Brussels, Belgium                                           Director, Sibeka S.A.

Paul C. MacNeill                  Director                  Lawyer                         March 19, 1998               Nil
Vancouver, Canada

Bernard Pryor                     Chief Operating Officer   Chief Operating Officer of          N/A                     Nil
Surrey, United Kingdom                                      AMZ

Timothy Read                      President, Chief          President and Chief           January 15, 1999            35,000
London, United Kingdom            Executive Officer and     Executive Officer of AMZ
                                  Director

Bernard Vavala                    Chairman of the Board     Investor                      January 11, 1998            296,800
Kiawah Island, South Carolina,    of Directors
U.S.A.

Patrick J. Walsh                  Director                  Investor                      January 11, 1998              Nil
Lennox Head, New South Wales, Australia

(1) The statement as to the common shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers named is in each instance based upon information furnished by the person concerned and is as of September 16, 2003.
(2) These Common Shares are beneficially held by Umicore S.A., whom Mr. Denis represents on AMZ's Board.

The directors of AMZ are elected by the shareholders at each annual general meeting and hold office for one year. Directors may then be re-elected at a subsequent shareholder meeting.

Except as set forth above or in the following biographies, each of the directors and senior officers of AMZ has been engaged for more than five years in his present principal occupation in the organization in which he currently holds his principal occupation. None of the directors or senior officers of AMZ have been convicted of a criminal offence, including offences relating to trading in securities.

The following is a summary biography of each of the directors and senior officers of AMZ:

Thomas David (Ted) Button - Chief Financial Officer - Mr. Button has served as the Chief Financial Officer of AMZ since February, 2001. Mr. Button has more than 25 years of experience in the international mining industry, principally gained with Rio Tinto, for whom his roles included President, Rio Tinto Russia; Senior Vice-President Finance, QIT-Fer et Titane; and, Managing Director, Rio Tinto Aluminium Holdings. Mr. Button retired from Rio Tinto in 1999. Mr. Button holds a Master of Science degree in Business Studies from the London Business School and a Master of Arts degree in Mathematics from Oxford University. Mr. Button serves as a director of Aragon Housing Association. Mr. Button is 55 years of age.

Etienne Denis - Director - Mr. Denis has served as a director of AMZ since October 11, 1999. Mr. Denis is a director of Umicore S.A., a metals company with which Mr. Denis has been employed since 1974. Mr. Denis also serves as a director of Sibeka S.A., a subsidiary of Umicore S.A. Mr. Denis resigned from his position as director of Contimine S.A., a Belgian company on December 31, 1998. Contimine S.A. was subsequently declared bankrupt on October 27, 1999. Mr. Denis holds a degree of a Doctor of Sciences from Catholic University of Louvain in Belgium. Mr. Denis is 60 years of age.

Paul C. MacNeill - Director - Mr. MacNeill has served as a director of AMZ since March 19, 1998. Mr. MacNeill is a lawyer and a member of the Bar of the Province of British Columbia who practices securities and corporate finance law in Vancouver, British Columbia. Prior to November 2002, Mr. MacNeill was a partner of the Vancouver law firm of Campney and Murphy, where he practiced securities and corporate finance law for 18 years. Mr. MacNeill provides securities and corporate finance legal advice to a large number of public companies, many of which are engaged in the exploration, development and production of mineral and natural resource properties. Mr. MacNeill holds a Bachelor of Laws degree from the University of Toronto. Mr. MacNeill is 49 years of age.

Bernard Pryor - Chief Operating Officer - Mr. Pryor has served as Chief Operating Officer of AMZ since August 1, 1999. Prior to joining AMZ, Mr. Pryor was the Chief Operating Officer of Western Pinnacle Mining Ltd., from January 1997 to December 1, 1998, and was a metallurgical engineer with Minproc Engineers Limited from 1989 to 1997. Mr. Pryor is a Chartered Engineer, having undertaken his studies at the Royal School of Mines, London, England. Mr. Pryor is 46 years of age.

Timothy Read - Director - President and Chief Executive Officer - Mr. Read has served as the President, Chief Executive Officer and a director of AMZ since January 15, 1999 and has over 30 years of experience in the mining and mining finance sectors. Prior to joining AMZ, Mr. Read was Managing Director of Investment Banking at Merrill Lynch in London, England for three years. Previous to that position, Mr. Read was an Investment Banker and prior to that Head of Mining at Smith New Court, also in London. Mr. Read holds a Bachelor of Arts (Economics) degree from the University of Strathclyde, Glasgow and is a Fellow of the Securities Institute (UK). In the past five years Mr. Read has served as a non-executive director of Navan Mining plc since February 22, 2001. Navan Mining plc was placed in administrative receivership in December 2002. Mr. Read was finance director of SPO Minerals plc between 1980 and February 1982. On July 21, 1982 a receiver was appointed and on January 23, 1984 a liquidator was also appointed to administer the affairs of SPO Minerals plc. SPO Minerals plc was dissolved on April 4, 1989. Mr. Read is 56 years of age.

Bernard Vavala - Chairman of the Board of Directors - Mr. Vavala has served as the Chairman of AMZ since April 30, 1998 and as a director of AMZ since January 11, 1998. Mr. Vavala is a private investor. Prior to joining the Board of Directors of AMZ Mr. Vavala was a Ratings Officer with Standard and Poors Business, located in New York, New York, since 1985. Mr. Vavala holds a Doctor of Jurisprudence degree from the University of Connecticut and a Bachelor of Arts degree from Brown University. Mr. Vavala is 46 years of age.

Patrick J. Walsh - Director - Mr. Walsh has served as a director of AMZ since January 11, 1998. Mr. Walsh served as President of Greycliff Securities, Dallas, Texas from 1987 to 1991. Mr. Walsh has been retired since 1991. Mr. Walsh holds a Bachelor of Arts degree from Sir Williams University (now known as Concordia University), Montreal, Quebec. Mr. Walsh is 57 years of age.

Committees of the Board of Directors

The Board of Directors of AMZ has established the following committees:

Audit Committee: The Audit Committee meets with the President and Chief Executive Officer and the Chief Financial Officer of AMZ and the independent auditors to review and inquire into matters affecting financial reporting matters, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee also recommends to the Board of Directors the auditors to be appointed. In addition, the Audit Committee reviews and recommends to the Board of Directors for approval the annual financial statements and certain other documents required by regulatory authorities. The audit committee currently consists of three members, Bernard Vavala, Patrick Walsh and Paul MacNeill, all of whom are unrelated directors.

Compensation Committee: The Compensation Committee, in consultation with the President and Chief Executive Officer of AMZ, reviews and recommends to the Board of Directors for approval all matters relating to compensation of executives of AMZ. The Compensation Committee is composed of Bernard Vavala, Etienne Denis and Paul MacNeill, all of whom are unrelated directors.

Compliance Committee: The Board of Directors approved the establishment of a compliance committee in July 2003. This committee monitors the compliance of AMZ's officers, directors and others with AMZ's ethics and conflicts of interest policy. This committee has yet to meet and committee membership has yet to be determined.

                             EXECUTIVE COMPENSATION

Compensation Tables

The following table, presented in accordance with Form 40 of the Regulation made under the Securities Act (Ontario), sets forth all annual and long-term compensation for services rendered in all capacities to AMZ for the three most recently completed fiscal years in respect of the Chief Executive Officer and each of the other two executive officers of AMZ who, at such time were serving as executive officers, and whose total salary and bonus exceeded $100,000 (the "Named Executive Officers").

                                               Annual Compensation                                          Long Term Compensation

                                                                               Securities
                                                                                  Under      Restricted      Long
                                                                   Other        Options/     Shares or       Term
                                                                     Annual       SARs       Restricted   Incentive     All other
                                                                   Compen-sation Granted    Share Units   Plan        Compen-sation
   Name and Principal       Fiscal                       Bonus        ($)        (# of          ($)        Payouts         ($)
        Position             Year        Salary           ($)                    Shares)                     ($)
        --------             ----        ------           ---         ---        -------      --------       ---        -----------

Timothy Read                 2002      US$313,650         Nil         Nil          Nil          Nil          N/A           Nil
President and Chief          2001      US$306,000         Nil         Nil          Nil          Nil          N/A           Nil
Executive Officer            2000      US$305,331         Nil         Nil          Nil          Nil          N/A           Nil

Thomas David Button          2002     US$127,841(1)       Nil         Nil          Nil          Nil          N/A           Nil
Chief Financial Officer      2001     US$84,105 (1)       Nil         Nil        200,000        Nil          N/A           Nil
                             2000          N/A            N/A         N/A          N/A          N/A          N/A           N/A

Bernard Pryor                2002      US$164,000      US$10,000      Nil          Nil          Nil          N/A           Nil
Chief Operating Officer      2001      US$156,235         Nil         Nil          Nil          Nil          N/A           Nil
                             2000      US$147,712         Nil         Nil          Nil          Nil          N/A           Nil

(1) Mr. Button received his salary in British Pounds Sterling (2002 - (pound)81,627; 2001 - (pound)57,972) which has been converted to US$ using the US$ closing rate on October 31, 2002 and October 31, 2001 (2002 - 1.5662; 2001 - 1.4508) as quoted by the Bank of Canada.

It is anticipated that each of the Named Executive Officers will receive a salary in 2003 of no less than the amount received in 2002.

Option Grants During The Most Recently Completed Financial Year

During the most recently completed financial year, there were no incentive stock options granted to the Named Executive Officers and no stock appreciation rights were granted during this period.

Aggregated Option Exercise During The Most Recently Completed Financial Year And Financial Year-End Option

The following table provides detailed information regarding options held by the Named Executive Officers as at October 31, 2002 and information regarding option exercises by such persons during the financial year ended October 31, 2002.

                                Securities       Aggregate               Unexercised                    Value of Unexercised
                               Acquired on         Value                   Options               in-the-Money Options at Financial
Name                             Exercise        Realized           at Financial Year -End                    Year-End
                                                                 Exercisable     Unexercisable     Exercisable      Unexercisable
                                   (#)              ($)              (#)              (#)              ($)               ($)
Timothy Read                       Nil              N/A            800,000            Nil              Nil               Nil
Bernard Pryor                      Nil              N/A            250,000            Nil              Nil               Nil
Thomas David Button                Nil              N/A            135,000          65,000             Nil               Nil

Employment Agreements

Each of the following senior officers of AMZ has an employment agreement with AMZ, the material terms of which are set forth below.

Timothy Read. Mr. Read entered into an employment agreement with AMZ dated January 29, 1999. Under the terms of the agreement Mr. Read is entitled to an annual salary of not less than US$300,000 as well as perquisites including private health insurance, permanent health insurance, travel and accident insurance and participation in AMZ's life assurance scheme. Mr. Read is entitled to notice of 12 months if his employment is terminated by AMZ and is obliged to give 6 months notice if he resigns from his position with AMZ. If, at any time during the 3 months following a change of control of AMZ, Mr. Read resigns from his position with AMZ he is entitled to a payment of 12 months' salary. "Change of control" is defined to mean: (a) where any person or combination of persons acquires control or direction over more than 29.9% of the voting securities of AMZ, or (b) where the majority of the incumbent directors of AMZ, with reference to any transaction or series of transactions, determines that a change of control has taken place.

Bernard Pryor. Mr. Pryor entered into an employment agreement with AMZ dated August 1, 1999. Under the terms of the agreement, as amended, Mr. Pryor is entitled to an annual salary of not less than (pound)93,600 as well as perquisites including private health insurance, permanent health insurance, travel and accident insurance and participation in AMZ's life assurance scheme. Mr. Pryor is entitled to notice of 12 months if his employment is terminated by AMZ and is obliged to give 3 months notice if he resigns from his position with AMZ. If, at any time during the 3 months following a change of control of AMZ, Mr. Pryor resigns from his position with AMZ he is entitled to a payment of 12 months' salary. "Change of control" is defined to mean: (a) where any person or combination of persons acquires control or direction over more than 29.9% of the voting securities of AMZ, or (b) where the majority of the incumbent directors of AMZ, with reference to any transaction or series of transactions, determines that a change of control has taken place.

Thomas David Button. Mr. Button entered into an employment agreement with AMZ dated June 27, 2001. Under the terms of the contract, as amended, Mr. Button is entitled to an annual salary of not less than (pound)70,000 as well as perquisites including private health insurance, permanent health insurance, travel and accident insurance and participation in AMZ's life assurance scheme. Mr. Button is entitled to notice of 12 months if his employment is terminated by AMZ and is obliged to give 3 months notice if he resigns from his position with AMZ. If, at any time during the 3 months following a change of control of AMZ, Mr. Button resigns from his position with AMZ he is entitled to a payment of 12 months' salary. "Change of control" is defined to mean: (a) where any person or combination of persons acquires control or direction over more than 29.9% of the voting securities of AMZ, or (b) where the majority of the incumbent directors of AMZ, with reference to any transaction or series of transactions, determines that a change of control has taken place. Mr. Button is expected to work an average of 3 days per week for AMZ.

Indebtedness Of Directors And Executive Officers

None of AMZ's directors, executive officers or senior officers, nor any associate of such director, executive officer or senior officer has, during the financial year ended October 31, 2002, been indebted to AMZ or any of its subsidiaries. In addition, none of the indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of AMZ or any of its subsidiaries.

Compensation of Directors

The directors of AMZ do not receive an annual retainer. Each director of AMZ, excluding Mr. Vavala, the Chairman of the Board of Directors, and Mr. Read, the President and Chief Executive Officer of AMZ, receives an attendance fee of $500 for each telephonic Board of Directors meeting that they attend and $1,000 for each Board of Directors meeting that they attend in person. Audit Committee and Compensation Committee members receive $250 for each attendance at a committee meeting, or $500 per day, whichever is applicable.

Mr. Vavala, the Chairman of the Board of Directors, received a salary of US$25,093 during the financial year ended October 31, 2002. Campney & Murphy, Barristers and Solicitors, of which Mr. MacNeill, a director of AMZ, was a partner, received fees for legal work completed on behalf of AMZ in the amount of $99,958 for the financial year ended October 31, 2002.

                              PLAN OF DISTRIBUTION

Pursuant to an agency agreement dated September 19, 2003 between AMZ, the Agent and Canaccord Capital (Europe) Limited ("Canaccord Europe") (the "Agency Agreement"), the Agent and Canaccord Europe, as agents of AMZ, have agreed, severally and not jointly, to offer the Common Shares for sale on a reasonable efforts basis in the Canadian provinces of Ontario, Alberta and British Columbia, the United Kingdom, Europe and any other jurisdiction that may be agreed upon by AMZ, the Agent and Canaccord Europe. The Agent and Canaccord Europe may also offer Common Shares for sale in the United States on a basis exempt from the registration requirements of the U.S. Securities Act through the Agent's affiliate, Canaccord Capital Corporation (USA), Inc. The offering price of $1.10 per Common Share was determined based on the results of the book-building process and negotiations with the Agent and Canaccord Europe. For Common Shares sold in the United Kingdom, the offering price, the commission payable to the Agent and Canaccord Europe and net proceeds to AMZ are payable in UK pounds sterling based on the closing rate payable in Canadian dollars for each (pound)1.00 of $0.4538, as quoted by Bloomberg on September 18, 2003. Subscriptions will be received subject to rejection or allotment in whole or in part, and the right is reserved to close the subscription books at any time without notice. The Agent and Canaccord Europe will receive a fee equal to $0.066 (or its equivalent in British Pounds Sterling or United States Dollars) for each Common Share sold and will be reimbursed for all reasonable expenses incurred in connection with the offering. AMZ has granted to Canaccord Europe non-assignable warrants (the "Broker Warrants") to purchase Common Shares representing an aggregate of 5% of the Common Shares sold pursuant to the offering, exercisable for a period of twelve (12) months following the closing of the offering at a price of $1.10 per Common Share. This prospectus also qualifies the distribution of the Common Shares acquired upon the exercise of the Broker Warrants. AMZ has also agreed to pay Canaccord Europe a fee in the amount of (pound)85,000 payable upon AMZ's admission to AIM.

The Agent and Canaccord Europe may form a sub-agency group including other qualified investment dealers and determine the fee payable to the members of such group, which fee will be paid by the Agent and Canaccord Europe out of their fee. While the Agent and Canaccord Europe have agreed to use their reasonable efforts to sell the Common Shares offered hereby, the Agent and Canaccord Europe are not obliged to purchase Common Shares that are not sold. Under the terms of the Agency Agreement, the Agent and Canaccord Europe may, at their sole discretion on the basis of its assessment of the state of the financial markets or upon the occurrence of certain stated events, terminate the Agency Agreement. AMZ has agreed to indemnify the Agent and Canaccord Europe in connection with the issuance and sale of the Common Shares on customary terms and conditions.

AMZ has agreed with the Agent and Canaccord Europe that, without their prior written consent, which shall not be unreasonably withheld, during the period ending 90 days following the closing of the offering of Common Shares, AMZ shall not, directly or indirectly, offer, sell or issue Common Shares or securities convertible into or exercisable or exchangeable for Common Shares (other than pursuant to options or warrants, which on the date of the Agency Agreement, are existing obligations of AMZ and are disclosed herein, or are issued pursuant to AMZ's stock option plan or agree to or announce any such offer, sale or issuance, at a price per security of less than the price of the Common Shares issued hereunder.

The TSX has conditionally approved the listing of the Common Shares and the Common Shares to be issued on exercise of the Broker Warrants.

The Common Shares have not been and will not be registered under the U.S. Securities Act, or the securities laws of any U.S. state. The Common Shares may not be offered or sold or otherwise transferred or disposed of within the United States without registration unless an exemption from registration is available. Accordingly, the Common Shares may only be offered and sold within the United States to "accredited investors" pursuant to Regulation D under the Securities Act, and outside the United States in compliance with Regulation S under the U.S. Securities Act, and thereafter may only be reoffered or resold in the United States or to a U.S. Person (as defined in Regulation S) pursuant to the registration requirements of the U.S. Securities Act and applicable state securities laws or an exemption therefrom. The Agent and Canaccord Europe have agreed not to offer or sell the Common Shares without registration under the U.S. Securities Act and applicable state securities laws except as set forth above. In addition, until 40 days after the commencement of this offering, an offer or sale of the Common Shares in the United States by any dealer, whether or not participating in the offering, may violate the registration provisions of the U.S. Securities Act unless made in compliance with Rule 144A under the U.S. Securities Act or pursuant to another exemption from registration under the U.S. Securities Act. The Common Shares will be restricted securities within the meaning of Rule 144(a)(3) of the U.S. Securities Act.

AMZ intends to make arrangements for the Common Shares held by non-residents of Canada and the United States to be settled through CREST. CREST is the computerized settlement system operated by CRESTCo Limited which facilitates the transfer of title of securities in uncertificated form. The Common Shares held by Canadian shareholders will be settled through the system operated by CDS & Co.

                                  RISK FACTORS

A prospective purchaser of the Common Shares should be aware that there are various risks, including those described below, that could have a material adverse effect on, among other things, the operating results, earnings, properties, business and condition (financial or otherwise) of AMZ. These risk factors, together with all of the other information included in this prospectus, including information contained in the section entitled "Cautionary Statements Regarding Forward Looking Information" should be carefully reviewed and considered before a decision to purchase the Common Shares is made.

AMZ's interests in the Kolwezi Tailings Project and the Cuango Floodplain Prospecting License and Camutue Exploitation License are subject to the ratification and approval of the DRC government and the Angolan government, respectively

The agreement announced July 3, 2003 under which AMZ, through CMD, will control up to 87.5% of KMT, the Congolese company to be incorporated to hold the exploitation license to the Kolwezi Tailings Project, is subject to ratification by the DRC government. While AMZ currently anticipates that this agreement will be ratified by the DRC government prior to the end of the 2003 calendar year, there can be no assurance that such ratification will occur in a timely manner or at all. In the event that the government of the DRC fails to ratify this agreement, the business, financial condition and prospects of AMZ will be materially adversely affected.

The agreement among IDAS, Endiama EP and Twins Limited to form a joint venture company that will exercise the rights of exploration and exploitation under the Cuango Floodplain Prospecting License and the Camutue Exploitation license is subject to the approval of the Angolan Council of Ministers. While AMZ currently anticipates that this agreement will be approved by the Angolan Council of Ministers prior to the end of the 2003 calendar year, there can be no assurance that such approval will occur in a timely manner or at all. In the event that the Angolan Council of Ministers fails to approve this agreement, the business, financial condition and prospects of AMZ will be materially adversely affected.

AMZ's interest in the Kipushi Mine is dependent on the results of a feasibility study and the successful negotiation of additional agreements

The mining license for the Kipushi Mine is owned by Gecamines. AMZ, through AMFI, has an exclusive option agreement with Gecamines to redevelop the Kipushi Mine. This agreement does not give AMZ an interest in the Kipushi Mine. AMZ will only acquire an interest in the Kipushi Mine if satisfactory results are obtained from the required feasibility studies and if satisfactory agreements, conforming to the New Mining Code, can be negotiated with Gecamines and the government of the DRC. AMZ's business, financial condition and prospects will be materially adversely affected in the event that AMZ does not obtain an interest in the Kipushi Mine.

There are risks associated with enforceability of AMZ's agreements made with entities controlled by foreign governments

The governments of the DRC and Angola, through entities controlled by these governments, are indirectly parties to the agreements granting AMZ rights in the Kolwezi Tailings Project, the Kipushi Mine and the Cuango Floodplain Prospecting License and the Camutue Exploitation License. Should AMZ's rights, or the agreements themselves, not be honoured or become unenforceable for any reason, or if any material term of these agreements is arbitrarily changed by the government of the DRC or Angola, as the case may be, AMZ's business, financial condition and prospects will be materially adversely affected.

AMZ's exploration projects may not be successful

Exploration for base and precious minerals such as cobalt, copper, zinc and diamonds is highly speculative in nature. Further exploration of the Kolwezi Tailings Project, the Kipushi Mine and the areas covered by Cuango Floodplain Prospecting License and the Camutue Exploitation License involves many risks and success in exploration is dependent upon a number of factors including, but not limited to, quality of management, quality and availability of geological expertise and the availability of exploration capital.

AMZ cannot give any assurance that its current and future exploration activities will result in the discovery of a Mineral Resource or Mineral Reserve.

The development of AMZ's properties may not be economically viable

AMZ cannot give any assurance that any of the Kolwezi Tailings Project, the Kipushi Mine or the Angolan alluvial diamond licenses will be developed. Whether an ore body or a tailings deposit will be commercially viable depends on a number of factors including, but not limited to, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal and precious stones prices, which cannot be predicted and which have been highly volatile in the past; mining, processing and transportation costs; perceived levels of political risk and the willingness of lenders and investors to provide project financing; and governmental regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting materials, foreign exchange, environmental protection and reclamation and closure obligations. Depending on the price of minerals, AMZ may determine that it is impractical to commence or, if commenced, continue commercial production.

AMZ's Mineral Resource estimates are only estimates and may not reflect the actual deposits or the economic viability of extraction

The Mineral Resource estimates presented in this prospectus in respect of the Kolwezi Tailings Project and the Kipushi Mine are only estimates. The estimating of Mineral Resources is a subjective process and the accuracy of resource estimates is a function of the quantity and quality of available data and the assumptions used and judgments made in interpreting engineering and geological information. There is significant uncertainty in any resource estimate, and the actual deposits encountered and the economic viability of mining a deposit may differ materially from these estimates.

Estimated Mineral Resources for the Kolwezi Tailings Project and the Kipushi Mine may have to be recalculated based on further exploration or development activity (if any) or actual production experience (if any). This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence resource estimates. The Kolwezi Tailings Project and the Kipushi Mine Mineral Resources do not have demonstrated economic viability. There can be no assurance that these Mineral Resources will ultimately be converted into Mineral Reserves.

Volatility of precious stones and base metal prices will affect AMZ's profitability if production is ever undertaken

The prices of cobalt, copper, zinc and diamonds are affected by several factors beyond the control of AMZ including, but not limited to, international economic and political trends, expectations of inflation, interest rates and global or regional consumption patterns, speculative activities, increased production due to improved mining and production methods, and changes in primary production capacity and utilization and the recycling of secondary material. There can be no assurance that the prices of cobalt, copper, cobalt, zinc and diamonds will remain stable or that such prices will be at levels that will make it feasible to continue AMZ's exploration activities, or, if applicable, begin development of its properties or commence or, if commenced, continue commercial production.

There are numerous risks to AMZ's foreign investments and operations

Mineral exploration and mining in certain countries may be affected in varying degrees by political stability and government regulations relating to the mining industry and foreign investment. There can be no assurance that any of the governments of the countries in which AMZ has properties will not institute regulatory policies that adversely affect the exploration and development (if any) of AMZ's properties. Any changes in regulations or shifts in political conditions in these countries are beyond the control of AMZ and may adversely affect its business. Investors should assess the political and regulatory risks related to the AMZ's foreign country investments.

Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine safety.

Two of AMZ's principal properties are located in the DRC. The DRC has specific risks that may adversely affect AMZ's business and results of operations. The political, military and economic environment in the DRC has been unstable in the past several years. There can be no assurance that the government of the DRC will ratify the transfer of the exploitation license to the Kolwezi Tailings Project to KMT.

AMZ also has exploration properties in Angola. A prolonged period of civil unrest and brutal wars in Angola has only recently ended. The diamond industry in Angola was subject to criticism for allegedly funding and prolonging the strife in Angola, and some potential purchasers of diamonds implemented sourcing policies and supplier standards restricting the purchase of diamonds from Angola. Any continuation or re-imposition of such policies may have a material adverse effect on AMZ's Angolan properties.

Transportation infrastructure and service infrastructure in the DRC and Angola are sub-standard. The transportation of equipment and supplies into these countries and the transportation of resources out of these countries may be subject to delays that adversely affect the ability of AMZ to proceed with its mineral projects in a timely manner. Administrative delays with government agencies in the DRC and Angola could also further delay the progress of AMZ's mineral projects.

AMZ's interests in the DRC and Angola are accessed over lands that may be subject to the interests of third parties. In particular, access areas for the Kolwezi Tailings Project are shared with Gecamines. AMZ's business and operations may be materially adversely affected in the event that it is unable to access its mineral interests, is delayed in accessing these interests or is in any way inhibited in carrying out its operational activities.

The name "America Mineral Fields (AMFI)" appears in an expert report to the UN Security Council listing alleged violators of OECD guidelines

The name "America Mineral Fields (AMFI)" appears in an annex to an October 2002 report by a panel of experts to the United Nations ("UN") Security Council on the Illegal Exploitation of Natural Resources and Other Forms of Wealth in the Democratic Republic of Congo. The report lists companies that are alleged to be in violation of the Organization for Economic Cooperation and Development's Guidelines for Multinational Enterprises (the "OECD guidelines"). The report does not indicate, in any way, how any of AMZ or its subsidiaries is not compliant with the OECD guidelines. AMZ has made written submissions to the UN and has met with representatives of the expert panel to have the name "America Mineral Fields (AMFI)" removed from the report. The continued appearance of the name "America Mineral Fields (AMFI)" in the report may have a detrimental impact on the reputation of AMZ and may adversely affect its future ability to finance its projects and negotiate agreements with other parties. A resolution of the UN Security Council on August 13, 2003 stated that the names of certain companies appearing in the report will be removed. AMZ has also received correspondence from the UN Expert Panel on the DRC dated September 10, 2003 stating that it intends to recommend to the UN Security Council that the name "America Mineral Fields (AMFI)" not be included in a subsequent version of the report expected to be published later this year. While AMZ expects that none of AMZ or its subsidiaries' names (or any derivations thereof) will be included in a subsequent version of the report, it can give no assurance of this.

AMZ may have to relinquish five percent of its holding in the Kolwezi Tailings Project to the DRC government

Under Article 71 of the recently enacted New Mining Code, applicants seeking a license to exploit mineral deposits in the DRC are required to transfer to the DRC government 5% of the shares of the company applying for the license. While there is uncertainty over whether this required transfer applies in the case of an existing exploitation license, such as the one held by Gecamines and to be transferred to KMT in respect of the Kolwezi Tailings Project, AMZ can give no assurance that its anticipated 87.5% holding in KMT, the company that is to hold the exploitation license for the Kolwezi Tailings Project, will not be reduced by 5%.

Government regulations significantly affect AMZ's operations

AMZ's exploration operations are affected to varying degrees by government regulations, including, without limitation, regulations relating to mining operations, the acquisition of land, pollution control and environmental protection, safety, production and expropriation of property. Changes in these regulations or in their application are beyond the control of AMZ and may adversely affect its operations, business and results of operations. Failure to comply with the conditions set out in any permit or failure to comply with applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment. AMZ may be required to compensate those suffering loss or damage by reason of its exploration activities.

AMZ's properties are subject to environmental risks

AMZ is subject to extensive and changing environmental legislation, regulation and actions. AMZ cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. The recent trend in environmental legislation and regulation generally is toward stricter standards and this trend is likely to continue in the future. This recent trend includes, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands. These regulations may require the acquisition of permits or other authorizations for certain activities. These laws and regulations may also limit or prohibit activities on certain lands.

The New Mining Code contains the environmental laws of the DRC applicable to mining. Under the New Mining Code, each applicant for a mineral exploitation license must submit to the relevant body of the Ministry of Mines an environmental impact study together with an environmental management plan for the project (or an environmental adjustment plan, for mineral exploitation licenses which existed before the entry into force of the New Mining Code and have been validated and transformed in accordance with its provisions) before an exploitation license will be granted. The environmental impact study and the environmental plan must include, among other things, measures for the planned protection of the environment, the elimination or the reduction of pollution, the rehabilitation of the mining site and a method for verifying the effectiveness of these measures. It is uncertain, however, whether AMZ's operations in respect of the Kolwezi Tailings Project will be subject initially to an environmental plan as it is uncertain whether this requirement is applicable to existing exploitation licenses such as the one held by Gecamines and to be transferred to KMT.

Security must be provided by the holder of an exploitation license to ensure compliance with environmental obligations.

In the event of a transfer of mining license, an environmental audit must be carried out in order to assess the environmental liability of the transferor. The transferee is responsible vis-a-vis the State for the environmental obligations of the transferor, for the account and on behalf of the transferor, unless the transferor has obtained a certificate of release of its environmental obligations.

AMZ intends to negotiate with Gecamines and the government of the DRC to obtain a waiver of any responsibility on the part of AMZ for any existing environmental liabilities associated with the Kolwezi Tailings Project or any environmental liabilities that may arise after the transfer as a result of damages caused prior to that transfer. In the event that such liabilities are present and AMZ is unsuccessful in obtaining a waiver, the business, financial condition and prospects of AMZ may be materially adversely affected.

Compliance with the environmental laws of the DRC may necessitate significant capital outlays, may materially affect AMZ's results of operations and business, or may cause material changes or delays in AMZ's intended activities in respect of the Kolwezi Tailings Project and the Kipushi Mine.

The Basic Environmental Law of Angola provides for the protection of the environment in Angola. Under the Basic Environmental Law, all activities that may impact the environment, including mining, must be registered and licensed. The issuance of a license requires the submission of a Social and Environmental Impact Evaluation which is subject to public consultation. Neither AMZ nor IDAS has submitted a Social and Environmental Impact Evaluation in respect of the Cuango Floodplain Prospecting License and the Camutue Exploitation license and will be required to do so if mining activities are ever to be undertaken with respect to these licenses. Under the Basic Environmental Law and the Geological and Mining Law of Angola, companies or persons conducting mineral exploration or exploitation activities are liable for any environmental damage caused by such activities.

Compliance with the environmental laws of Angola, including the preparation of a Social and Environmental Impact Evaluation, may necessitate significant capital outlays, may materially affect AMZ's results of operations and business, or may cause material changes or delays in AMZ's intended activities in respect of the Cuango Floodplain Prospecting License and the Camutue Exploitation license.

To the best of the AMZ's knowledge, AMZ is currently operating in compliance with all applicable environmental regulations, however, there can be no assurance that AMZ will continue to be in compliance at all times with environmental regulations or that steps to bring AMZ into compliance will not have a material adverse affect on AMZ's business, financial condition or prospects. AMZ is currently not insured against environmental liabilities.

AMZ has a history of losses

AMZ is a mineral exploration company without operations and has historically incurred losses, including a net loss of US$3,533,074 for the year ended October 31, 2002 and US$2,791,060 for the year ended October 31, 200l. As at April 30, 2003, AMZ had a cumulative deficit of US$33,399,674.

AMZ has never recorded any revenues from its mining operations nor has it commenced commercial production on any of its properties. AMZ expects to continue to incur losses unless and until such time as its properties enter into commercial production and generate sufficient revenues to fund its continuing operations. Substantial resources will be needed to conduct the time-consuming exploration and development of properties. The amounts and timing of expenditures will depend on the progress of on-going exploration and development, the results of consultants' analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, AMZ's acquisition of additional properties and other factors, many of which are beyond AMZ's control. There can be no assurance that AMZ will ever generate any revenues or ever achieve profitability.

AMZ may be unable to meet cost contribution requirements in the future

AMZ may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and may, as a result, be subject to loss of its rights to acquire interests in the properties subject to such agreements.

Financing Risks

AMZ's current operations do not generate any cash flow. Work on AMZ's properties will require additional financing beyond that which may be obtained through this offering. If AMZ seeks funding from existing or new joint venture partners, its project interests will be diluted. If AMZ seeks additional equity financing, the issuance of additional shares will dilute the current interests of AMZ's current shareholders. Although AMZ has successfully raised funds in recent years through share and warrant issuances, there is no assurance that additional funding will be available to allow AMZ to fulfil its obligations on existing exploration properties. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration or development and the possible, partial or total loss of AMZ's interest in certain properties.

Many risks to which AMZ is subject are not insured against

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including, without limitation, rock bursts, cave-ins, fire, flooding and earthquakes may occur. It is not always possible to insure fully against such risks and AMZ may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such events occur, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of AMZ.

Some of AMZ's directors may have, at times, interests which conflict with those of AMZ

Certain of the directors and officers of AMZ are also directors and/or officers of other natural resource companies and companies which may provide services to AMZ. Accordingly, these persons have interests, which may be in conflict with the interests of AMZ.

AMZ relies on its management team

The success of the operations and activities of AMZ is dependent to a significant extent on the efforts and abilities of its management, including Timothy Read, President and Chief Executive Officer; Bernard Pryor, Chief Operating Officer, and Thomas David Button, Chief Financial Officer. Investors must be willing to rely to a significant extent on the discretion and judgement of management. AMZ does not have in place formal programs for succession of management and training of management. AMZ maintains key employee insurance on its President and Chief Executive Officer only. The loss of one or more of these key employees, if not replaced, could adversely affect AMZ's operations.

Dependence on consultants and engineers

AMZ has relied and may continue to rely upon consultants, engineers and others for exploration expertise and intends to rely on consultants for development, construction and operating expertise. Substantial expenditures are required to construct mines, to establish ore resources and reserves through drilling, to carry out environmental and social impact assessments, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the exploration infrastructure at any site chosen for exploration.

                                LEGAL PROCEEDINGS

AMZ is not a party to nor has pending or threatened against it any legal or arbitration proceedings which may have or have had during the twelve months prior to the publication of this prospectus a significant effect on the financial position of AMZ.

                                 WORKING CAPITAL

The directors of AMZ, having made due and careful enquiry, are of the opinion that the working capital available to AMZ, from the time of admission of the Common Shares to AIM is sufficient for at least the next twelve (12) months.

In the opinion of the Board of Directors of AMZ, the minimum amount that must be raised by the offering in order to provide the sums required in respect of the commissions and estimated expenses of the offering and the working capital of AMZ is US$13.8 million. There are no amounts to be provided in respect of the matters referred to above otherwise than out of the proceeds of the offering. No real property has been purchased or is to be purchased by AMZ, the purchase price of which is to be defrayed in whole or in part out of the proceeds of the Offering.

           INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than the interests of certain directors, officers and shareholders of AMZ, as described below and elsewhere in this prospectus, none of the directors, officers and shareholders of AMZ (including those shareholders of AMZ appearing under the heading "Principal Shareholders", above), nor any associate or affiliate thereof, has had a direct or indirect material interest in any transaction within the three years prior to the date hereof or in any proposed transaction which has materially affected or will materially affect AMZ.

Certain legal services have been provided by Campney & Murphy, the law firm in which Mr. Paul MacNeill, a Director of AMZ, was a partner. The cost of such services for the year ended October 31, 2002 was $99,958 (2001 - $97,843). The services provided were at rates similar to those charged to non-related parties. Mr. MacNeill continues to provide legal services to AMZ as a sole practitioner.

                     AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of AMZ are KPMG LLP, Chartered Accountants, 900-777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K3.

The registrar and transfer agent of the Common Shares of AMZ is Computershare Trust Company of Canada at its office at 7510 Burrard Street, Second Floor, Vancouver, British Columbia, V6C 3B9.

                               MATERIAL CONTRACTS

The following are the material contracts of AMZ, other than contracts entered into in the ordinary course of business, that were entered into within the two years immediately preceding the date of this prospectus:

1.   An Agency  Agreement  dated  September  19, 2003 between AMZ, the Agent and
     Canaccord Capital (Europe) Limited. The Agent and Canaccord Capital (Europe) Limited have, severally and not jointly, agreed to use their reasonable efforts to sell and place the Common Shares in the Canadian provinces of Ontario, Alberta and British Columbia, the United Kingdom, Europe and any other jurisdiction that may be agreed upon by AMZ, the Agent and Canaccord Europe. Neither the Agent nor Canaccord Europe is, however, themselves under any obligation to subscribe for or purchase any Common Shares. Under the Agency Agreement, AMZ has agreed to pay the Agent and Canaccord Capital (Europe) Limited a corporate finance fee of (pound)85,000 (payable upon admission of the Common Shares to AIM) and a commission equal to $0.066 for each Common Share sold and will be reimbursed for all reasonable expenses incurred in the offering. Under the Agency Agreement, AMZ has also agreed to grant and issue to Canaccord Europe, Broker Warrants to purchase Common Shares representing an aggregate of 5% of the Common Shares sold pursuant to the offering, exercisable for a period of twelve
     (12) months following the closing of the offering at a price of $1.10 per Common Share.

2. A Nominated Adviser and Broker Agreement dated September 19, 2003 among AMZ, Canaccord Capital (Europe) Limited and the directors of AMZ. Under this agreement, Canaccord Capital (Europe) Limited has been appointed by AMZ to act as its nominated adviser and broker in respect of the Common Shares admitted to AIM.

3. An agreed minute of Endiama EP, IDAS and Twins Limited dated July 29, 2003 clarifying the programme of work to be completed by Luminas upon its formation and the payment of dividends by IDAS to Endiama as outlined under the August 20, 2002 agreement between the parties (see paragraph 7 below).

4. An agreement between CMD and Gecamines dated June 27, 2003 with respect to the ownership of the exploitation license for the Kolwezi Tailings Project. Under this agreement, which serves as a supplement to an April 2001 agreement between the parties, it was agreed that, AMZ, through CMD, will control, upon its formation, up to 87.5% of KMT (subject to the potential relinquishment of 5% from CMD's equity interest in KMT to the government of the DRC pursuant to the New Mining Code). Gecamines has agreed to transfer its exploitation license for the Kolwezi Tailings Project to KMT upon the formation of KMT. Gecamines will hold a 12.5% interest in KMT and will also receive from AMZ US$5 million upon formal transfer of the exploitation license to KMT and US$10 million upon the finalization of the project financing for the Kolwezi Tailings Project.

5. An agreement among AMZ, the IFC and the IDC dated February 12, 2003 with respect to the financial involvement of the IFC and the IDC in the development of the Kolwezi Tailings Project whereby the IFC and the IDC has each been granted an option to acquire up to 10% of the Kolwezi Tailings Project on a farm-in basis. The price of the farm-in will be related to the accumulated expenditures of AMZ and its affiliates up to the time of the exercise of the option. The exercise of the farm-in option by each of the IFC and the IDC is contingent upon, among other things, the transfer of the exploitation license to the Kolwezi Tailings Project from Gecamines to KMT and the commitment of an industry partner to participate in the development of the Kolwezi Tailings Project. AMZ has also granted each of the IFC and the IDC a warrant to purchase 823,918 Common Shares of AMZ at a price of $0.75 per share at any time for a period of four years after February 12, 2004. Warrants for each of the IFC and IDC to purchase 329,567 Common Shares of AMZ vested on signing of the February 12, 2003 agreement. The remaining warrants vest in two additional tranches upon the Kolwezi Tailings Project reaching certain milestones. The number of Common Shares that may be purchased under each of the warrants may be increased by a maximum of 166,152 Common Shares were all share purchase entitlements existing at February 12, 2003 and still outstanding to be exercised in full.

6. An agreed minute among Endiama EP, IDAS and Twins Limited dated December 4, 2002 clarifying the terms of the formation of Luminas. Pursuant to this minute it was agreed that the Board of Directors of Luminas will consist of 5 members, of whom 3 will be nominated by IDAS, 1 by Twins Limited and 1 by Endiama EP. It was further agreed that the president of the general assembly of Luminas will be nominated by Twins Limited, the president of the Board of Directors and audit committee will be nominated by Endiama EP and the managing director, directors of finance and administration and the director of mining operations will each be nominated by IDAS. It was agreed that the minimum investment to be made in Luminas by IDAS will be US$3 million and that 10% of all dividends payable to IDAS from Luminas for the first 18 months of production on the properties covered by the Cuango Floodplain Prospecting License and the Camutue Exploitation License will be paid to Endiama EP.

7. An agreement among Endiama EP, IDAS and Twins Limited dated August 20, 2002 whereby the parties agreed to form a company (Luminas) to operate using the Cuango Floodplain Prospecting License and the Camutue Exploitation License currently held by Endiama EP. It was agreed that the equity in Luminas will be held 51% by IDAS, 38% by Endiama EP and 11% by Twins Limited until such time as any loans to Luminas by IDAS are repaid, upon which the equity interests of IDAS will fall to 49% and the interest of Twins Limited will increase to 13%.

8.   A share  purchase  agreement  dated  July 10,  2002  pursuant  to which AMZ
     purchased   AAC's  50%   interest  in  CMD  for   consideration   totalling
     approximately US$3.6 million.

9. A joint venture agreement dated January 30, 2002 between AMFI and Zincor governing the potential rehabilitation of the Kipushi Mine. This agreement formalizes an option agreement between AMFI and Zincor which was concluded in August 2000, which granted Zincor the right to earn up to a 50% equity interest in Zincongo by funding US$3.5 million of expenditures on the Kipushi Mine.

The material contracts described above, together with the technical reports on the Kolwezi Tailings Project, the Kipushi Mine and the Angolan properties covered by the Cuango Floodplain Prospecting License and the Camutue Exploitation License, and any other documents regarding AMZ referred to in this prospectus, may be inspected at the offices of AMZ's counsel, Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario, M5L 1B9 during normal business hours during the period of the distribution of the securities hereunder.

                                     EXPERTS

Each of Geostokos Limited, Dr. Isobel Clark, International Mining Consultants Limited, Andrew P. Wells, Neil C. Scott, Jeremy N. Hawke, A C A Howe International Limited, P. W. Forward, P. Jeffcock, GRD Minproc Limited, John O. Cashman and David J. Lunt has given and has not withdrawn its written consent to the inclusion of references to it in this prospectus in the form and context in which it appears. KPMG LLP, Chartered Accountants, has given and has not withdrawn its written consent to the inclusion of references to it herein in the form and context in which they appear and to the inclusion of its report in this prospectus.

                                  LEGAL MATTERS

Certain legal matters relating to the issue and sale of the Offered Shares will be passed upon by Stikeman Elliott LLP on behalf of AMZ and McCarthy Tetrault LLP on behalf of the Agent. The partners and associates of each firm are expected to own less than 1% of AMZ's Common Shares following completion of the offering.

                          PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt, or deemed receipt, of a prospectus and any amendment thereto. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some provinces, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

                                SELECTED GLOSSARY

Unless stated otherwise in this prospectus, capitalized terms used in this prospectus have the meanings given to such terms in this Selected Glossary.

"alluvial" means as a result of action by rivers. Alluvial action commonly concentrates heavy minerals.

"anomaly" means a geological feature, especially in the subsurface, distinguished by geological, geophysical or geochemical means, which is different from the general surroundings and is often of potential economic value.

"anticline" means a fold that is convex upward, or that had such attitude at some state of its development.

"Archean" means an eon of geological time extending from about 3.9 billion years to 2.5 billion years ago.

"assay" means to analyze the proportions of metals in an ore, to test an ore or mineral for composition, purity, weight, or other properties of commercial interest.

"aquifer" means a body of rock that contains significant quantities of water that can be tapped by wells or springs.

"breccia" means a rock comprised of angular fragmented rocks cemented together by a finer mineral cement.

"carat" or "(ct)" means a unit of weight for diamonds equivalent to 0.2 grams.

"chalcopyrite" means a mineral, the composition of which is copper iron sulphide.

"CIM" means the Canadian Institute of Mining, Metallurgy and Petroleum.

"CIM Standards" means the Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000, as those definitions may be amended from time to time by the Canadian Institute of Mining, Metallurgy and Petroleum.

"Co" means cobalt.

"concentrator" means a milling plant that produces a concentrate of the valuable minerals or metals. Further treatment is required to recover the pure metal.

"covollite" means a mineral, the composition of which is copper sulfide.

"Cu" means copper.

"dolomite" means a mineral, the composition of which is calcium magnesium carbonate.

"eluvial" means as a result of the removal of soil material in suspension (or in solution) from a layer or layers of a soil, the loss of material in solution as described by the term "leaching."

"feasibility study" means a comprehensive study of a deposit in which all geological, engineering and economic factors are considered in sufficient detail to serve as the basis for a final decision on whether to proceed with development of the deposit for production.

"galena" means the most common lead ore with composition PbS.

"gangue" means the worthless minerals in an ore deposit.

"G.P.S." means global positioning satellite.

"Indicated Mineral Resource" means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geologic or grade continuity to be reasonably assumed.

"Inferred Mineral Resource" means that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

"JORC" means the Australasian Code for Reporting of Mineral Resources and Ore Reserves prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Mineral Council of Australia as amended or supplemented.

"karstic" means having the nature of irregular topography characterized by sink holes, streamless valleys, and streams that disappear underground - all developed by action of surface and underground water in soluble rock such as limestone.

"malachite" means a mineral, the composition of which is hydrated copper carbonate.

"Measured Mineral Resource" means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

"micron" means a metric unit of linear measure which equals one millionth of a metre.

"mineralization" means the concentration of minerals in a body of rock.

"Mineral Reserve" means the economically mineable part of a measured or indicated Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes allowances for dilution and losses that may occur when the material is mined.

"Mineral Resource" means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. There can be no assurance that Mineral Resources will ultimately be converted into Mineral Reserves.

"orthogonal" means intersecting or lying at right angles, having perpendicular slopes or tangents at the point of intersection.

"ppm" means parts per million.

"rutile" means a mineral that consists of titanium dioxide usually with a little iron, is typically of a reddish brown color but sometimes deep red or black, and has a brilliant metallic or adamantine luster.

"sphalerite" means a sulphide mineral of zinc; a common ore mineral of zinc.

"stratigraphy" means the arrangement of rock strata, particularly as to geographic position and chronologic order of sequence.

"syncline" means a down-arching fold in bedded rocks.

"tenorite" means a mineral, the composition of which is copper oxide.

"Zn" means zinc.

                      Consolidated Financial Statements
                      (Expressed in United States dollars)


                      AMERICA MINERAL FIELDS INC.



                      Six months ended April 30, 2003 and 2002 (unaudited) Years ended October 31, 2002, 2001 and 2000

AUDITORS' REPORT

To the Board of Directors

America Mineral Fields Inc.

We have audited the consolidated balance sheets of America Mineral Fields Inc. as at October 31, 2002, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended October 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2002, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended October 31, 2002 in accordance with Canadian generally accepted accounting principles.

The auditors' report has been prepared in accordance with Canadian generally accepted auditing standards. As such, this report does not refer to a "true and fair view of the state of affairs", which is the standard wording of a United Kingdom style audit opinion. Under Canadian generally accepted auditing standards, the report includes a statement as to the fair presentation, in all material respects, of the consolidated financial statements in accordance with Canadian generally accepted accounting principles.


(signed) KPMG LLP

Chartered Accountants

Vancouver, Canada

September 19, 2003

COMMENTS BY AUDITORS FOR US READERS ON CANADA-US REPORTING DIFFERENCE


In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the directors dated September 19, 2003, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.


(signed) KPMG LLP

Chartered Accountants

Vancouver, Canada

September 19, 2003

AMERICA MINERAL FIELDS INC.
Consolidated Balance Sheets
(Expressed in United States dollars)

---------------------------------------------- --------------- ---------------- ----------------- ----------------
                                                    April 30,      October 31,  October 31, 2001      October 31,
                                                         2003             2002                               2000
---------------------------------------------- --------------- ---------------- ----------------- ----------------
                                                  (Unaudited)
Assets

Current assets:
        Cash and cash equivalents              $     307,350   $    2,065,220   $     2,707,043   $    4,369,590
        Joint venture cash and cash
          equivalents (note 5)                             -                -         2,723,835        5,399,265
         Amounts receivable and prepaid
           expenses                                  135,519          199,883           602,663          228,409
        Loan receivable (note 3)                           -                -         1,000,000        1,000,000
        -------------------------------------- --------------- ---------------- ----------------- ----------------
                                                     442,869        2,265,103         7,033,541       10,997,264

Equipment (note 4)                                    32,050           45,563            87,584          214,849

Mineral properties (note 5)                        1,700,460          599,426         1,924,379        2,839,858

Mineral property evaluation costs (note 6)         4,331,621        4,269,478         4,159,507        3,977,825

Convertible loans (note 7)                                 -                -                 -          800,000
---------------------------------------------- --------------- ---------------- ----------------- ----------------

                                               $  6,507,000    $    7,179,570   $    13,205,011   $   18,829,796
---------------------------------------------- -- ------------ -- ------------- -- -------------- -- -------------

Liabilities and Shareholders' Equity

Current liabilities
        Accounts    payable    and    accrued
          liabilities                          $     427,967   $      317,280   $       657,291   $    1,396,734
        Loan payable (note 3)                              -                -         1,000,000        1,000,000
        -------------------------------------- --------------- ---------------- ----------------- ----------------
                                                     427,967          317,280         1,657,291        2,396,734

Deferred gain on contribution of assets to
   joint venture (note 5)                                  -                -         1,152,356        3,246,638

Shareholders' equity:
        Share capital (note 9)                    39,243,378       39,243,378        39,243,378       39,243,378
        Contributed surplus (notes 5(a) and
          9(d))                                      235,329                -                 -                -
        Deficit                                  (33,399,674)     (32,381,088)      (28,848,014)     (26,056,954)
        -------------------------------------- --------------- ---------------- ----------------- ----------------
                                                   5,843,704        6,862,290        10,395,364       13,186,424
---------------------------------------------- --------------- ---------------- ----------------- ----------------

                                               $   6,079,033   $    7,179,570   $    13,205,011   $   18,829,796
---------------------------------------------- -- ------------ -- ------------- -- -------------- -- -------------

Nature of operations (note 1) Commitments and contingencies (note 13) Subsequent events (notes 9(b), 9(d) and 15)

See accompanying notes to consolidated financial statements.

AMERICA MINERAL FIELDS INC.
Consolidated Statements of Operations and Deficit
(Expressed in United States dollars)

------------------------------------------------------------------------------------------------------------------------------------
                                                         Six months ended April 30,         Years ended October 31,
                                                    ------------------------------    ----------------------------------------------
                                                            2003            2002        2002              2001               2000
------------------------------------------------------------------------------------------------------------------------------------
                                                       (Unaudited)      (Unaudited)

Administration costs:
  Amortization                                    $        10,950   $    16,601       $ 31,550  $          44,534  $         58,438
  Bank charges and interest                                 3,388         3,777          7,027              6,818             8,382
  Investor relations                                      130,240        66,477        115,669            145,491           110,297
  Office and administration                               158,946       126,753        284,909            289,140           340,133
  Professional fees                                       223,301       134,363        306,560            316,425           445,385
  Regulatory authorities filing fees                       17,338        11,443         12,010              5,844             4,771
  Salaries and wages                                      438,965       398,491        814,114            897,621           986,825
  Stock-based compensation (note 9)                        10,329             -              -                  -                 -
  Transfer agent                                            6,204         3,856         12,005             16,845            18,390
  Travel and accommodation                                 24,690        49,881        106,681             41,855           144,597
  ----------------------------------------------------------------------------------------------------------------------------------
                                                        1,024,351       811,642      1,690,525          1,764,573         2,117,218

Other:
  Interest income                                          (3,844)      (18,048)       (27,380)          (153,320)         (290,256)
  Gain on sale of property, plant and equipment              (375)            -              -                  -                -
  Other income                                             (5,000)      (20,000)       (30,646)              (389)          (19,213)
  Write-down of equipment                                       -             -              -             43,177                -
  Write-down of mineral properties (note 5)                     -             -      1,824,127            468,257         6,052,250
  Write-down of convertible loans (note 7)                      -             -              -            480,000                -
  Write-down of accounts receivable                             -         3,852          5,799                  -                -
  Mineral property evaluation costs                        12,305        28,620         45,151            197,442            55,570
  Foreign exchange loss (gain)                             (8,851)        1,164         25,498             (8,680)          (17,004)
------------------------------------------------------------------------------------------------------------------------------------
                                                           (5,765)       (4,412)     1,842,549          1,026,487         5,781,347
------------------------------------------------------------------------------------------------------------------------------------

Loss for the period                                    (1,018,586)     (807,230)    (3,533,074)        (2,791,060)       (7,898,565)

Deficit, beginning of period                           (32,381,088) (28,848,014)   (28,848,014)       (26,056,954)      (18,158,389)
------------------------------------------------------------------------------------------------------------------------------------

Deficit, end of period                               $ (33,399,674)$(29,655,244)  $(32,381,088) $     (28,848,014) $    (26,056,954)
------------------------------------------------------------------------------------------------------------------------------------

Basic and diluted loss per share                     $       (0.03)  $    (0.03)      $  (0.11) $          (0.09) $           (0.25)

Weighted average number of common shares outstanding    32,132,816    32,185,228    32,119,738        32,119,738         32,194,659

------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

AMERICA MINERAL FIELDS INC.
Consolidated Statements of Cash Flows
(Expressed in United States dollars)

------------------------------------------------------------------------------------------------------------------------------------
                                                        Six months ended April 30,            Years ended October 31,
                                                -------------------------------------    -------------------------------------------
                                                          2003            2002              2002             2001               2000
------------------------------------------------------------------------------------------------------------------------------------
                                                     (Unaudited)       (Unaudited)


Cash provided by (used in)

Operations:
      Loss for the period                           $ (1,018,586)  $   (807,230)    $  (3,533,074) $   (2,791,060) $     (7,898,565)
      Items not involving cash:
         Amortization                                     10,950         16,601            31,550          44,534            58,438
         Stock-based compensation                         10,329              -                 -               -                 -
         Gain on disposal of equipment                      (375)             -           (10,646)              -           (19,213)
         Write-down of equipment                               -              -                 -          43,177                 -
         Write-down of mineral properties                      -              -         1,824,127         468,257         6,052,250
         Write-down of convertible loans                       -              -                 -         480,000                 -
         Write-down of accounts receivable                     -          3,852             5,799               -                 -
      Changes in non-cash operating working capital:
         Decrease (increase) in amounts receivable
          and prepaid expenses                            64,364        136,513           121,981         (88,243)           40,086
         Increase (decrease) in accounts payable
          and accrued liabilities                        110,687       (247,921)         (340,011)       (739,443)          153,838
      ------------------------------------------------------------------------------------------------------------------------------
                                                        (822,631)      (898,185)       (1,900,274)     (2,582,778)       (1,613,166)

Investments:
      Purchase of equipment                              (4,279)         (3,189)           (6,730)         (6,806)          (12,568)
      Proceeds on sale of equipment                         375               -            12,176             780            49,500
      Expenditures on mineral properties               (869,997)       (668,787)       (1,637,721)     (2,172,855)       (1,248,314)
      Proceeds on sale of Chapada Mineral properties          -         275,000           275,000         275,000                 -
      Expenditures on mineral property evaluation costs (61,338)        (64,602)         (108,109)       (221,318)         (236,640)
      Kipushi option purchase fee                             -               -                 -          50,000                 -
      Repayment of convertible loan                           -               -                 -         320,000                 -
      ------------------------------------------------------------------------------------------------------------------------------
                                                       (935,239)       (461,578)       (1,465,384)     (1,755,199)       (1,448,022)

Financing:
      Issue of share capital for cash, net                    -               -                 -               -             9,266
------------------------------------------------------------------------------------------------------------------------------------

Decrease in cash                                     (1,757,870)     (1,359,763)       (3,365,658)     (4,337,977)       (3,051,922)

Cash, beginning of period                             2,065,220       5,430,878         5,430,878       9,768,855        12,820,777
------------------------------------------------------------------------------------------------------------------------------------

Cash, end of period                                   $ 307,350   $   4,071,115     $   2,065,220  $    5,430,878  $      9,768,855
------------------------------------------------------------------------------------------------------------------------------------

AMERICA MINERAL FIELDS INC.
Consolidated Statements of Cash Flows, (Continued)
(Expressed in United States dollars)

------------------------------------------------------------------------------------------------------------------------------------
                                                         Six months ended April 30,                    Years ended October 31,
                                                    -------------------------------------    ---------------------------------------
                                                                 2003               2002       2002               2001       2000
------------------------------------------------------------------------------------------------------------------------------------
                                                             (Unaudited)      (Unaudited)


Supplementary information:
      Interest received, net                                  $ 3,844         $ 18,048      $ 27,380      $  153,320  $     281,875
      Non-cash transactions:
         Sale of Chapada Mineral properties for account
          receivable                                                -                -             -         374,426              -
         Sale of property, plant and equipment for
          accounts receivable                                       -                -             -          11,585              -
         Warrants issued for mineral property                 225,000                -             -               -              -
          participation

------------------------------------------------------------------------------------------------------------------------------------

Cash is defined as cash and cash equivalents and joint venture cash and cash equivalents.

See accompanying notes to consolidated financial statements.

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Six months ended April 30, 2003 and 2002 (unaudited) Years ended October 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------

1.   Nature of operations:

     America Mineral Fields Inc., was incorporated under the laws of British Columbia and continued under Business Corporations Act (Yukon) on August 11, 1995. The Company is a natural resource company engaged in the acquisition, exploration and development of precious and base metal mineral properties. The Company is in the process of exploring and evaluating its mineral properties and projects and has not yet determined whether its properties and projects contain ore reserves that are economically recoverable. The ability of the Company to meet its commitments as they become payable, including the completion of acquisitions of mineral properties and projects, is dependent on the ability of the Company to obtain necessary financing. The recoverability of amounts shown for mineral properties and mineral property evaluation costs is dependent upon the ability of the Company to obtain necessary financing to complete the acquisition, exploration and development thereof, the Company entering into acquisition, joint venture or option agreements in respect of its projects, the discovery of economically recoverable reserves in the Company's mineral claims, confirmation of the Company's interest in the underlying mineral claims, and future profitable production or sufficient proceeds from the disposition thereof.

     A significant portion of the Company's operations are located in emerging nations and consequently may be subject to a higher level of risk compared to developed countries. Operations, the status of mineral property rights, and the recoverability of investments in these emerging nations can be affected by changing economic, regulatory and political situations in Angola and the Democratic Republic of Congo (the "DRC"). Certain agreements covering the Company's interest in projects in Angola and the DRC are subject to government approval and ratification and, if not ratified or approved, the Company may lose its interest in these projects.

     If the Company is unable to achieve its short-term business objectives it may be required to reduce operations.

2.   Significant accounting policies:

     (a)  Basis of presentation and consolidation:

          These consolidated financial statements have been prepared by and are the responsibility of the Company's management, have been reviewed by the audit committee of the board of directors and approved by the board of directors of the Company. They include unaudited interim financial statements as at April 30, 2003 and for the six month periods ended April 30, 2003 and 2002 and audited consolidated financials statements as at and for the year ended October 31, 2002, 2001 and 2000. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of material measurement differences under accounting principles generally accepted in the United States and practices prescribed by the Securities and Exchange Commission is provided in note 14. The unaudited interim consolidated financial statements follow the same accounting policies and methods of application used in the Company's annual audited consolidated financial statements as at and for the year ended October 31, 2002, except as disclosed in note 2(g). The unaudited interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of results for the interim periods presented.

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Six months ended April 30, 2003 and 2002 (unaudited) Years ended October 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------

2.   Significant accounting policies (continued):

     (a)  Basis of presentation and consolidation (continued):

          The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions are eliminated on consolidation. The Company's 50% investment in the Congo Mineral Developments Limited ("CMD") joint venture was accounted for using the proportionate consolidation method up to May 31, 2002, the effective date when the Company acquired the other 50% of CMD (note 5(a)). Under the proportionate consolidation method, the Company recognized its 50% proportionate shares of the assets, liabilities, revenues and expenses of CMD in these consolidated financial statements. CMD has been fully consolidated from that date forward.

     (b)  Foreign currency translation:

          The functional currency of the Company and its subsidiaries is the United States dollar as it represents the primary currency in which the Company operates. The Company follows the temporal method of translation for foreign currency transactions and translation of financial statements of operations that are denominated in a foreign currency.

          Under the temporal method, monetary items denominated in foreign currency are translated into US dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

     (c)  Cash equivalents:

          Cash equivalents consist of highly liquid investments that are readily convertible to cash and generally have maturities of three months or less when acquired.

     (d)  Equipment:

          Equipment is stated at cost. Amortization is provided using the straight-line method at the following annual rates:

             ---------------------------------------------------- --------------
             Asset                                                    Rate
             ---------------------------------------------------- --------------

             Exploration equipment                                    20%
             Office equipment                                         20%
             Automobiles                                              25%

             -------------------------------------------------------------------

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Six months ended April 30, 2003 and 2002 (unaudited) Years ended October 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------

2.   Significant accounting policies (continued):

     (e)  Mineral properties:

          The Company follows the practice of capitalizing all costs related to acquisition, exploration and development of mineral properties until such time as mineral properties are put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized prospectively on a unit-of-production basis. If the mineral properties are abandoned, the related capitalized costs are expensed. On an ongoing basis, the Company evaluates each property based on results to date to determine the nature of exploration work, if any, that is warranted in the future. If there is little prospect of future work on a property being carried out within a three year period from completion of previous activities, the deferred costs related to that property are written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required.

          The amounts shown for mineral properties represent costs incurred to date less write-downs, and are not intended to reflect present or future values.

     (f)  Mineral property evaluation costs:

          The Company capitalizes costs related to evaluation of major mineral property projects to which the Company has contractual rights, but for which acquisition, joint venture or option agreements are not yet entered into, or which it is evaluating with a view to possible acquisition. These capitalized costs will be reclassified to mineral properties when acquisition, joint venture or option agreements are entered into or the Company otherwise secures its rights to the mineral properties. On an ongoing basis, the Company evaluates each mineral property project based on results to date to determine the nature of exploration work that is warranted in the future. If there is little prospect of future work on a mineral property project being carried out within a three year period from completion of previous activities, the deferred costs related to that mineral property project are written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required. If the Company is not successful in acquiring the mineral properties or in entering into joint venture or option agreements or abandons the project, the related capitalized costs are expensed.

          The amounts shown for mineral property evaluation costs represent costs incurred to date and are not intended to reflect present or future values.

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Six months ended April 30, 2003 and 2002 (unaudited) Years ended October 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------

2.   Significant accounting policies (continued):

     (g)  Stock-based compensation:

          Effective November 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations are applied prospectively (see note 9(d)).

          No compensation cost is recorded for options granted to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital, which is consistent with the Company's accounting policy prior to November 1, 2002. Commencing November 1, 2002, the Company discloses the pro forma effect of accounting for these awards under the fair value based method. The Company expenses all stock-based payments to non-employees, and employee awards that are direct awards of stock, granted on or after November 1, 2002, using the fair value method.

          Under the fair value based method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable and are amortized over the vesting period. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

     (h)  Income taxes:

          During the year ended October 31, 2001, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") new standards relating to accounting for income taxes. Under the new standard, future income tax assets and liabilities are determined based on temporary differences between the accounting and the tax bases of the assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

          Prior to the adoption of this new accounting standard, the Company accounted for income taxes using the deferral method whereby deferred income tax expense was determined based on differences in timing of recognition of revenue and expense items for accounting and income tax purposes, and was measured using tax rates in effect in the year the differences originated. Certain deferred tax assets, such as the benefit of tax losses carried forward were not recognized unless there was virtual certainty that they would be realized.

          The Company has adopted the new income tax accounting standard retroactively with restatement and the Company has determined that there is no effect on prior years' results. The Company's net future tax assets are offset by a valuation allowance.

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Six months ended April 30, 2003 and 2002 (unaudited) Years ended October 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------

2.   Significant accounting policies (continued):

     (i)  Loss per share:

          Basic loss per share is calculated based on the weighted average number of shares outstanding during the period. The treasury stock method is used for determining the dilutive effect of options and warrants issued in calculating diluted earnings per share. Shares held in escrow are excluded in the computation of earnings per share until the conditions for their release are satisfied.

     (j)  Disclosures about fair value of financial instruments:

          The carrying amounts of cash and cash equivalents, joint venture cash and cash equivalents, amounts receivable, loan receivable, accounts payable and accrued liabilities and loan payable approximate their
          fair   values   because  of  the  short  term  to  maturity  of  those
          instruments.

     (k)  Use of estimates:

          The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates and measurement uncertainty include assessment of valuation impairment of the mineral properties and projects and the determination of tax value of assets and liabilities and the amount of loss carry forwards used to calculate future income tax assets and the related valuation allowance. Actual results could differ from those estimates.

     (l)  New accounting standards:

          In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants ("CICA") issued Accounting
          Guideline No. 11 entitled "Enterprises in the Development Stage" - ("AcG 11"). The guideline addresses three distinct issues: (i) capitalization of costs/expenditures, (ii) impairment and (iii) disclosure. Prior to its issuance, development stage entities were exempt from following certain aspects of Canadian generally accepted accounting principles. AcG 11 requires that all companies account for transactions based on the underlying characteristics of the transaction rather than the maturity of the enterprise. In addition, AcG 11 requires specific disclosure of information by development stage companies. The guideline is effective no later than fiscal periods beginning on or after April 1, 2000, which in the case of the Company, is the Company's 2001 fiscal year.

          In March 2002, the Emerging Issues Committee ("EIC") of the CICA issued EIC-126 - "Accounting by Mining Enterprises for Exploration Costs" which interprets how AcG 11 affects mining companies with respect to the deferral of exploration costs. EIC-126 refers to CICA Handbook Section 3061 "Property, Plant and Equipment", paragraph .21, which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment.

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Six months ended April 30, 2003 and 2002 (unaudited) Years ended October 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------

2.   Significant accounting policies (continued):

     (l)  New accounting standards (continued):

          EIC-126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC-126 also sets forth the EIC's consensus that a mining enterprise in the development stage is not required to consider the conditions in AcG 11 regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, EIC-126 sets forth the EIC's consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in AcG 11 and CICA Handbook Section 3061 in determining whether a subsequent write-down of capitalized exploration costs related to mining properties is required.

          The Company considers that its exploration costs have the characteristics of property, plant and equipment, and, accordingly, defers such costs. Furthermore, pursuant to EIC-126, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless conditions, such as those discussed in AcG 11, exist.

          AcG 11 also provides guidance on measuring impairment when pre-operating costs have been deferred. While this guidance is applicable, the Company does not believe its application will result in impairment, because, to the date of these consolidated financial statements, no pre-operating costs have been deferred.

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Six months ended April 30, 2003 and 2002 (unaudited) Years ended October 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------

3.   Loan receivable and loan payable:

     During the year ended October 31, 1999, CMD loaned $2,000,000 to each of the Company and the other 50% investor in the CMD joint venture. The loans were due on demand, non-interest bearing and unsecured. The loan receivable recorded by the Company at October 31, 2001 and 2000 of $1,000,000 is the Company's share of CMD's loan receivable from the other investor in the joint venture. The loan payable recorded by the Company at October 31, 2001 and 2000 of $1,000,000 represents the amount that was effectively payable to the other 50% investor in the joint venture.

     Effective May 31, 2002, the Company acquired the 50% of CMD that it did not already own and assumed the $2,000,000 debt owed to CMD by the other joint venture party (note 5(a)). Accordingly, each of these loans now eliminates on consolidation of CMD.


4.   Property, plant and equipment:

        ------------------------------------------- --- ---------------- --- ---------------- --- ----------------
                                                                                 Accumulated             Net book
        April 30, 2003 (unaudited)                                 Cost         amortization                value
        ------------------------------------------- --- ---------------- --- ---------------- --- ----------------

        Exploration equipment                       $           41,935   $           41,823   $              112
        Office equipment                                       277,210              253,811               23,399
        Automobiles                                            276,760              268,221                8,539
        ------------------------------------------- --- ---------------- --- ---------------- --- ----------------

                                                    $          595,905   $          563,855   $           32,050
        ------------------------------------------- --- ---------------- --- ---------------- --- ----------------


        ------------------------------------------- --- ---------------- --- ---------------- --- ----------------
                                                                                 Accumulated             Net book
        October 31, 2002                                           Cost         amortization                value
        ------------------------------------------- --- ---------------- --- ---------------- --- ----------------

        Exploration equipment                       $           41,935   $           41,550   $              385
        Office equipment                                       272,931              242,330               30,601
        Automobiles                                            276,760              262,183               14,577
        ------------------------------------------- --- ---------------- --- ---------------- --- ----------------

                                                    $          591,626   $          546,063   $           45,563
        ------------------------------------------- --- ---------------- --- ---------------- --- ----------------


        ------------------------------------------- --- ---------------- --- ---------------- --- ----------------
                                                                                 Accumulated             Net book
        October 31, 2001                                           Cost         amortization                value
        ------------------------------------------- --- ---------------- --- ---------------- --- ----------------

        Exploration equipment                       $           41,935   $           41,000   $              935
        Office equipment                                       267,728              207,836               59,892
        Automobiles                                            276,760              250,003               26,757
        ------------------------------------------- --- ---------------- --- ---------------- --- ----------------

                                                    $          586,423   $          498,839   $           87,584
        ------------------------------------------- --- ---------------- --- ---------------- --- ----------------

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Six months ended April 30, 2003 and 2002 (unaudited) Years ended October 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------

4.   Property, plant and equipment (continued):

        ------------------------------------------- --- ---------------- --- ---------------- --- ----------------
                                                                                 Accumulated             Net book
        October 31, 2000                                           Cost         amortization                value
        ------------------------------------------- --- ---------------- --- ---------------- --- ----------------

        Exploration equipment                       $           39,720   $           35,210   $            4,510
        Office equipment                                       262,073              153,962              108,111
        Automobiles                                            285,760              221,864               63,896
        Land                                                    38,332                    -               38,332
        ------------------------------------------- --- ---------------- --- ---------------- --- ----------------

                                                    $          625,885   $          411,036   $          214,849
        ------------------------------------------- --- ---------------- --- ---------------- --- ----------------

5.   Mineral properties:

     Amounts deferred in respect of mineral properties consist of the following:

       ----------------------------------- ------------------ ------------------- ----------------- --------------
       April 30, 2003 (unaudited)                DRC Kolwezi              Angola    Zambia Solwezi          Total
       ----------------------------------- ------------------ ------------------- ----------------- --------------

       Deferred, October 31, 2002               $ 8,196,687          $  402,738               $  1  $  8,599,426
       Less gain on contribution to joint
         venture                                 (8,000,000)                  -                 -     (8,000,000)
       ----------------------------------- ------------------ ------------------- ----------------- --------------
                                                    196,687             402,738                  1       599,426

       Consulting                                   475,427               9,553                  -       484,980
       Engineering                                   29,204                   -                  -        29,204
       Exploration office and accounting             47,390              46,502                  -        93,892
       Geology                                            -              23,573                  -        23,573
       Interest received                             (2,715)                  -                  -        (2,715)
       Legal                                        160,597             58,640                   -       219,237
       Salaries                                     182,464              17,386                  -       199,850
       Travel                                        25,497              27,516                  -        53,013
       ----------------------------------- ------------------ ------------------- ----------------- --------------
                                                    917,864             183,170                  -     1,101,034
       ----------------------------------- ------------------ ------------------- ----------------- --------------

       Balance, April 30, 2003                 $  1,114,551           $  585,908              $  1  $  1,700,460
       (unaudited)
       ----------------------------------- ------------------ ------------------- ----------------- --------------


       ----------------------------------- ------------------ ------------------- ----------------- --------------
       October 31, 2002                          DRC Kolwezi              Angola    Zambia Solwezi          Total
       ----------------------------------- ------------------ ------------------- ----------------- --------------

       Deferred, October 31, 2001              $  6,847,644          $  100,251      $  1,824,128   $  8,772,023

       Capital equipment                             30,770                   -                 -         30,770
       Consulting                                    86,866              62,358                 -        149,224
       Engineering                                  144,094                   -                 -        144,094
       Exploration office and accounting             89,493              67,333                 -        156,826
       Geology                                       21,379                   -                 -         21,379
       Interest received                            (37,319)                  -                 -        (37,319)
       Legal                                        343,640              84,968                 -        428,608
       Other                                         14,803               1,492                 -         16,295
       Salaries                                     529,262              17,096                 -        546,358
       Site management                               73,722                   -                 -         73,722
       Travel                                        52,333              69,240                 -        121,573
       ----------------------------------- ------------------ ------------------- ----------------- --------------
                                                  1,349,043             302,487                 -      1,651,530

       Write-off of mineral properties                    -                   -        (1,824,127)    (1,824,127)
       ----------------------------------- ------------------ ------------------- ----------------- --------------

       Deferred, October 31, 2002                 8,196,687             402,738                 1      8,599,426

       Deferred gain on contribution to
          joint venture                          (8,000,000)                  -                 -     (8,000,000)
       ----------------------------------- ------------------ ------------------- ----------------- --------------

       Balance, October 31, 2002              $     196,687          $  402,738   $             1  $     599,426
       ----------------------------------- ------------------ ------------------- ----------------- --------------

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Six months ended April 30, 2003 and 2002 (unaudited) Years ended October 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------

5.      Mineral properties (continued):

        ----------------------------------- ------------- ------------- ------------ --------------- --------------
                                                                                             Brazil
                                             DRC Kolwezi                     Zambia       Chapada &
        October 31, 2001                                        Angola      Solwezi    Santo Inacio          Total
        ----------------------------------- ------------- ------------- ------------ --------------- --------------

        Deferred, October 31, 2000            $4,753,362       $     1   $1,822,175    $  1,017,682    $ 7,593,220
        Business conference sponsorship           10,000             -            -               -         10,000
        Capital equipment                         38,108             -            -               -         38,108
        Consulting                                96,682        40,685            -               -        137,367
        Engineering                            1,034,511             -            -               -      1,034,511
        Exploration office and accounting         15,074        45,434            -             575         61,083
        Geology                                  139,110             -            -               -        139,110
        Interest received                       (188,323)            -            -               -       (188,323)
        Legal                                    566,799             -        1,953               -        568,752
        Other                                      4,720             -            -               -          4,720
        Salaries                                 265,567             -            -               -        265,567
        Site management                          107,065             -            -               -        107,065
        Travel                                     4,969        40,098            -               -         45,067
        ----------------------------------- ------------- ------------- ------------ --------------- --------------
                                               2,094,282       126,217        1,953             575      2,223,027

        Write-off of mineral properties                -             -            -        (468,257)      (468,257)
        Sale of mineral properties                     -             -            -        (550,000)      (550,000)
        Expensed during the year                       -       (25,967)           -               -        (25,967)
        ----------------------------------- ------------- ------------- ------------ --------------- --------------

        Deferred, October 31, 2001             6,847,644       100,251    1,824,128               -      8,772,023

        Deferred gain on contribution to
           joint venture                      (6,847,644)             -           -               -     (6,847,644)
        ----------------------------------- ------------- ------------- ------------ --------------- --------------

        Balance, October 31, 2001           $          -  $    100,251  $ 1,824,128   $           -   $   1,924,379
        ----------------------------------- ------------- ------------- ------------ --------------- --------------


        --------------------------------- --------------- ------------ -------------- --------------- -------------
                                                                                              Brazil
                                                                              Zambia       Chapada &
        October 31, 2000                     DRC Kolwezi       Angola        Solwezi    Santo Inacio         Total
        --------------------------------- --------------- ------------ -------------- --------------- -------------

        Deferred, October 31, 1999            $4,077,869   $5,645,117     $1,501,982    $  1,042,642   $12,267,610

        Capital equipment                         60,449       41,112         50,827               -       152,388
        Consulting                                70,344            -              -               -        70,344
        Drilling                                       -            -        203,109               -       203,109
        Engineering                              999,090            -              -               -       999,090
        Exploration office and                    16,492       69,574         14,192               -       100,258
        accounting
        Geology                                  104,482       11,617              -               -       116,099
        Interest received                       (365,378)           -              -               -      (365,378)
        Legal                                     10,158       13,850              -               -        24,008
        Option payment received                        -             -             -         (24,960)      (24,960)
        Other                                      3,075             -             -               -          3,075
        Salaries                                 209,895      185,007         44,351               -       439,253
        Site management                           62,985            -              -               -        62,985
        Travel                                    11,401       85,974          7,714               -       105,089
        Write back of accrual                   (507,500)           -              -               -      (507,500)
        --------------------------------- --------------- ------------ -------------- --------------- -------------
                                                 675,493      407,134        320,193         (24,960)    1,377,860

        Write-off of mineral properties                -   (6,052,250)             -               -    (6,052,250)
        --------------------------------- --------------- ------------ -------------- --------------- -------------

        Deferred, October 31, 2000             4,753,362            1      1,822,175       1,017,682     7,593,220

        Deferred gain on contribution
           to joint venture                   (4,753,362)            -             -               -    (4,753,362)
        --------------------------------- --------------- ------------ -------------- --------------- -------------

        Balance, October 31, 2000                $     -      $     1     $1,822,175    $  1,017,682  $ 2,839,858
        --------------------------------- --------------- ------------ -------------- --------------- -------------

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Six months ended April 30, 2003 and 2002 (unaudited) Years ended October 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------

5.   Mineral properties (continued):

     (a)  Democratic Republic of Congo:

          During fiscal 1997, the Company was informed by certain government officials of the Democratic Republic of Congo (the "DRC") that the Company had been awarded the Kolwezi Tailings Project (the "Project"). Subsequently, a communique issued by La Generale des Carrieres et des Mines ("Gecamines"), the State mining company in the DRC, indicated that there were irregularities in the awarding of this Project to the Company. As the status of the Project was uncertain at October 31, 1997, the Company wrote off all costs incurred with respect to the Project at October 31, 1997.

          During fiscal 1998, the Company entered into a joint venture agreement (the "JV Agreement") with Anglo American Corporation of South Africa Limited ("AAC") to bid to develop the Project in the DRC. The vehicle for the joint venture is Congo Mineral Developments Limited ("CMD") (incorporated in the British Virgin Islands), which was owned as to 50% by AAC and 50% by the Company.

          Effective May 31, 2002, the Company acquired the remaining 50% share interest in CMD that it did not already own. AAC received 50% of the net working capital of CMD ($1,609,168) and the Company assumed AAC's $2,000,000 debt owed to CMD. The loan receivable and loan payable between the Company and CMD now fully eliminate on consolidation.

          Up to May 31, 2002, the Company accounted for its 50% interest in CMD under the proportionate consolidation method The acquisition of the remaining 50% interest has been accounted for using the purchase method with 100% of the results of CMD's operations included in the consolidated financial statements from May 31, 2002.

          Under the terms of the JV Agreement, AAC previously funded the joint venture by the payment of $8,000,000 in exchange for shares in CMD and funded an additional $8,000,000 on behalf of the Company to reflect funds already expended on the Project by the Company. This initial funding of $16,000,000 was to be used to pay administrative costs, the costs of a bankable feasibility study and all ancillary expenditures for the Project.

          The Company's initial 50% interest in the joint venture and the use of the proportionate consolidation method resulted in a deferred gain of $8,000,000 from the contribution of assets to the joint venture by the Company as the Company had previously written-off all costs in respect of the assets contributed. The deferred gain has been applied against capitalized mineral property costs to the extent that the Company and the joint venture have incurred capitalized costs for the Project. At October 31, 2002, the Company had capitalized costs of $8,196,687 (2001 - $6,847,644; 2000 - $4,753,362) in respect of the Kolwezi
          Project, leaving a balance of nil (2001 - $1,152,356; 2000 - $3,246,638) recorded as a deferred gain. Any excess of the deferred gain over capitalized costs was recorded as a deferred gain to be netted against future capitalized costs when incurred and amortized to income in a systematic manner over the life of the Project once commercial production commences.

          The Company's 50% interest in the joint venture and the use of the proportionate consolidation method also resulted in joint venture cash recorded of $2,723,835 by the Company at October 31, 2001 (2000 - $5,399,265), which was restricted to funding activities as determined by CMD.

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Six months ended April 30, 2003 and 2002 (unaudited) Years ended October 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------

5.   Mineral properties (continued):

     (a)  Democratic Republic of Congo (continued):

          In  October  1998,  CMD signed a  Convention  with  Gecamines  and the
          Government of the Democratic Republic of Congo and a Joint Venture Agreement with Gecamines for the transfer of ownership of the Project to a new company, KMT Sarl, to be held 60% by CMD and 40% by Gecamines. The transfer was to take place following the Presidential decree ratifying the Convention and necessary regulatory approvals but the introduction of a New Mining Code in the Democratic Republic of Congo changed the mechanisms involved.

          In April 2001, CMD and Gecamines initialled an agreement to amend the terms of the Project. Under the new terms, Gecamines will transfer the assets of the Project to KMT Sarl in exchange for $35,000,000, payable in installments, plus $1.50 per tonne of tailings treated in the metallurgical treatment plant. The first payment of $25,000,000 will be payable on the completion of a number of formalities, the most significant of which is approval by Presidential decree of the Convention. As these formalities have not been completed, no amounts related to this agreement have been recognized by the Company in the consolidated financial statements. The remaining $10,000,000 installment is due on commencement of commercial production. Under the original agreements for the Project, payments totaling $130,000,000 were payable from CMD to Gecamines from the period of Presidential decree to commencement of production. Under the new arrangements CMD must complete feasibility studies and obtain commitments for financing the project within a period of three years and six months from the establishment of KMT Sarl.

          KMT Sarl is to pay Gecamines 0.75% of the total mineral sales less commission, handling and transportation charges and other charges from the date of commencement of commercial production to the period in which all the loans incurred to finance the project are repaid. After all loans are repaid, the royalty payment will increase to 1.50% of net sales.

          During the year ended October 31, 2002, a New Mining Code was established by the Government of the DRC. Also, the Company received acknowledgment from the Government of the DRC of the Company's and Gecamines' exploitation rights to the Project. Given the New Mining Code and the fiscal requirement of it, the Company expects to renegotiate the financial terms of the Project with Gecamines in fiscal 2003 (see note 15(a) - subsequent events). The Company intends to negotiate with Gecamines and the government of the DRC to obtain a waiver of any responsibility on the part of the Company for any existing environmental liabilities associated with the Kolwezi Tailings Project or any environmental liabilities which may appear at a future date upon further environmental investigation. The amount of any such liabilities cannot be reasonably estimated at this time.

          On February 12, 2003, the Company agreed heads of terms with the International Finance Corporation ("IFC") and the Industrial Development Corporation of South Africa Limited ("IDC"). This agreement ("Agreement") provides a framework for the participation of these international financial institutions in the Kolwezi Project. Under the terms of the Agreement, each of the agencies will have an option to acquire up to 10% of the Kolwezi Project from the Company on a farm-in basis. The price of this farm-in will be related to the accumulated expenditures of the Company and its affiliates up to the time of the exercise of the option. The Company has granted each of the IFC and the IDC a warrant to purchase 823,918 common shares of the Company at a price of CDN$0.75 per share at any time between February 12, 2004 and February 12, 2008. The number of shares that may be purchased under each of the warrants may be increased by a maximum of 166,152 common shares were all share purchase entitlements existing at February 12, 2003 and still outstanding to be exercised in full.

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Six months ended April 30, 2003 and 2002 (unaudited) Years ended October 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------

5.   Mineral properties (continued):

     (a)  Democratic Republic of Congo (continued):

          Warrants to purchase 329,567 shares of the Company for each of IFC and IDC vested on signing the Agreement. The remaining warrants vest in two tranches upon reaching certain milestones in the Kolwezi Project. The fair value of the warrants is being recorded upon vesting using the Black-Scholes option pricing model. The warrants vested during the three months ended April 30, 2003 have an estimated value of $225,000 assuming an expected life of 5 years, volatility of 136%, no dividend yield, and a risk free interest rate of 4.23%. This fair value amount is included in consulting costs deferred in mineral properties above and contributed surplus.

          The Company may be required to reimburse external and out of pocket costs of IFC and IDC if they do not exercise their options due to certain circumstances. The repayment would be in the form of cash or shares of the Company, at the Company's discretion.

     (b)  Angola:

          The Company's wholly owned subsidiary, IDAS Resources N.V. ("IDAS"), a Netherlands Antilles company, was a 50-50 joint venture partner with Endiama E.P. ("Endiama"), the Angola state mining company, with respect to a Prospecting Licence (the "Cuango International" area) and a Mining Licence (the "Luremo" area) in Angola.

          In December, 2000, the Company agreed to relinquish the Luremo Mining Licence and the Cuango International Prospecting Licence, and to accept a new exploration licence covering approximately 3,000 km2 in area, which roughly corresponded to the old Luremo area. During the year ended October 31, 2000, the Company wrote down the deferred costs relating to the Angolan property to $1 due to the prolonged inability of the Company to access the Angolan mineral properties as a result of civil unrest and the fact that written confirmation of the new licence area had not been received.

          During the year ended October 31, 2001, the Government of Angola awarded two licences to Endiama and IDAS. These included a prospecting licence which comprises approximately 2,690 km2 in the Cuango River floodplain and an adjacent exploitation licence ("Camutue") which comprises approximately 246 km2. Both licences are in the Provinces of Luanda-Norte and Malange, Angola and together cover approximately the same ground as the Luremo Mining Licence. The Company re-commenced deferring costs related to the Angolan property following the issuance of the new licences.

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Six months ended April 30, 2003 and 2002 (unaudited) Years ended October 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------

5.   Mineral properties (continued):

     (b)  Angola (continued):

          During the year ended October 31, 2002, IDAS entered into a Heads of Agreement with Endiama and Twins Ltd. ("Twins"), a company representing private sector Angolan interests. The Heads of Agreement governs the ownership structure of the two licences in Angola and the obligations of the parties. The parties have agreed (subject to Angolan government approval) to the formation of a new company ("Newco") which will exercise the exploration and exploitation rights of the two licenses. The financing of the project is to be undertaken by IDAS. IDAS is to own 51% of the share capital of Newco for the period of time that any loans to Newco by IDAS remain outstanding. Endiama will own 38% and Twins 11%. Once the loans have been repaid in full, IDAS is to own 49%, Endiama 38% and Twins 13%. IDAS has verbally agreed, and is in the course of formalizing arrangements with Twins to ensure IDAS' continued voting control of Newco. The Heads of Agreement and a subsequent agreement entered into by the parties set out the repayment terms of the loans from cash flows and call for a minimum investment of $1,500,000 by IDAS for each of the two licences. The board of directors of Newco is to be comprised of five members of whom three will be nominated by IDAS. The parties are now to complete the text of a more detailed Prospecting Contract and Mining Contract for the respective licences and articles of association of Newco which collectively will govern the project.

          IDAS is obliged to pay a net profits interest equal to 20% of the profits, to a maximum of $56,000,000, resulting from IDAS' share of income from operations of the Angola mineral properties. Profits means the actual and distributable proceeds received by IDAS from the properties, and will be calculated based on international generally accepted accounting principles. Repayment of approved debt of IDAS will take precedence over the net profits interest payments.

     (c)  Zambia:

          The Company has a prospecting licence, which covers approximately 950 km2, in the Solwezi District in the Republic of Zambia. The prospecting licence was renewed for a period of two years commencing on January 29, 2002. As indicated in note 2(e), it is the Company's policy to provide against capitalized mineral property costs where there is little prospect of future work on a property within a three year period unless there is persuasive evidence that an impairment allowance is not required. Accordingly, the Company has written down the property to $1 during the year ended October 31, 2002 as it has not incurred any significant expenditures on the property since early in its 2000 fiscal year. The Company continues to hold the licence.

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Six months ended April 30, 2003 and 2002 (unaudited) Years ended October 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------

5.   Mineral properties (continued):

     (d)  Brazil:

          (i)  Chapada property:

               The Chapada diamond property comprised approximately 677 hectares near Chapado dos Guimaraes in the State of Mato Grosso, Brazil.

               On July 21, 2000, the Company entered into an option agreement (the "Option Agreement") with Chapada Minerals Limited ("CML"). Pursuant to the Option Agreement, CML paid fees of $25,000 for the option to purchase the Company's land and mineral rights of the Chapada property for $1,000,000. Also pursuant to the Option Agreement, the option period was for twelve months from the date of the issuance of a trial mining permit by the Brazilian Department of Mines ("DNPM"). The DNPM refused to issue a trial mining permit for the property because the property was already in an advanced stage of permitting. The Option Agreement subsequently expired during the year ended October 31, 2001.

               On May 28, 2001, the Company signed a sale and purchase agreement for the sale of the Chapada mineral properties and plant, equipment and motor vehicles to Chapada Brasil Mineracao Limitada ("CBM"). The total consideration for the mineral properties was $550,000 to be received over six months from the date of the agreement. As the carrying value exceeded the fair value of this consideration, the Company wrote down the Chapada mineral properties by $468,257 during the second quarter of the 2001 fiscal year. The Company received $275,000 of the consideration during the year ended October 31, 2001 and $275,000 during the year ended October 31, 2002.

          (ii) Santo Inacio properties:

               The Santo Inacio diamond properties are approximately 1,380 hectares near Coromandel in the State of Minas Gerais, Brazil.

               During the year ended October 31, 1999, the Company wrote off all costs related to the Santo Inacio properties and certain other mineral properties in Brazil.

               On July 18, 2001, the Company signed a sale and purchase agreement for the sale of the Santo Inacio mineral properties.
               The sale was made to a company controlled by a significant shareholder of the Company. Proceeds on sale of the mineral properties of $9,000 and a reimbursement to the Company of $4,316 of costs associated with the sale were received by the Company during the year ended October 31, 2002 following receipt of final regulatory approval from the Toronto Stock Exchange for the sale of the property.

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Six months ended April 30, 2003 and 2002 (unaudited) Years ended October 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------

6.   Mineral property evaluation costs:

     Amounts deferred in respect of mineral property evaluation costs consist of the following: Democratic Republic of Congo - Kipushi evaluation costs:

        ---------------------------------------------------------------- --- ---------------- --- ----------------
                                                                                                          Amount
        ---------------------------------------------------------------- --- ---------------- --- ----------------

        Balance, October 31, 1999                                                                   $  3,741,185

             Capital equipment                                                                            27,502
             Legal                                                                                        17,750
             Exploration office and accounting                                                            67,355
             Salaries                                                                                    110,956
             Travel                                                                                       13,077
             ----------------------------------------------------------- --- ---------------- --- ----------------
                                                                                                         236,640
        ---------------------------------------------------------------- --- ---------------- --- ----------------

        Balance, October 31, 2000                                                                      3,977,825

             Capital equipment                                                                             8,940
             Consulting                                                                                    1,149
             Legal                                                                                       108,370
             Option payment received                                                                     (50,000)
             Exploration office and accounting                                                            32,306
             Salaries                                                                                     62,776
             Site management                                                                              11,456
             Travel                                                                                        6,685
             ----------------------------------------------------------- --- ---------------- --- ----------------
                                                                                                         181,682
        ---------------------------------------------------------------- --- ---------------- --- ----------------

        Balance, October 31, 2001                                                                      4,159,507

             Consulting                                                                                    1,155
             Legal                                                                                        38,831
             Exploration office and accounting                                                            17,540
             Salaries                                                                                     47,419
             Travel                                                                                        5,026
             ----------------------------------------------------------- --- ---------------- --- ----------------
                                                                                                         109,971
        ---------------------------------------------------------------- --- ---------------- --- ----------------

        Balance, October 31, 2002                                                                      4,269,478

             Legal                                                                                        32,158
             Exploration office and accounting                                                             7,936
             Salaries                                                                                     21,039
             Travel                                                                                        1,010
             ----------------------------------------------------------- --- ---------------- --- ----------------
                                                                                                          62,143
        ---------------------------------------------------------------- --- ---------------- --- ----------------

        Balance, April 30, 2003 (unaudited)                                                          $  4,331,621
        ---------------------------------------------------------------- --- ---------------- --- ----------------

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Six months ended April 30, 2003 and 2002 (unaudited) Years ended October 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------

6.   Mineral  property  evaluation  costs  (continued):  Democratic  Republic of
     Congo:

     During the year ended October 31, 1996, the Company entered into a two year exclusive framework agreement (the "Gecamines Agreement") with Gecamines relating to the rehabilitation of the Kipushi zinc and copper mine in the southern region of the Democratic Republic of Congo. During the year ended October 31, 1998, the Company received confirmation from Gecamines that because delays have occurred in the research of the definition of the mining and metallurgical treatment phase of the project, requirements for the completion of feasibility studies by the Company will be delayed until a period of up to 12 months after the completion of this definition phase, such starting date to be agreed upon by the Company and Gecamines. This starting date has not yet commenced.

     As part of the Gecamines Agreement, the Company has agreed to prepare, at its expense, feasibility studies covering the rehabilitation and resumption of production at the Kipushi Mine, various options for processing the copper-zinc ore, and an examination of the viability of the re-treatment of existing tailings. The Gecamines Agreement gives the Company the exclusive right to examine the Kipushi Mine, to enter into joint ventures for ore processing and tailings processing, and to make suitable arrangements for the resumption of production. The Gecamines Agreement does not give the Company any interests in the Kipushi Project. The Company will only acquire interests in the Kipushi Project if satisfactory results are obtained from the feasibility studies and if agreements, both satisfactory and conforming with the New Mining Code, can be negotiated with Gecamines and the Government of the Democratic Republic of Congo. The agreement also specifies that the Company and Gecamines will collaborate on exploration and development over the area of certain Gecamines concessions.

     On July 17, 2000, the Company entered into an option agreement (the "Option Agreement") with the Zinc Corporation of South Africa Limited ("Zincor"). Pursuant to the Option Agreement, Zincor had an option to elect to earn up to a 50% interest in the Kipushi Project. During the year ended October 31, 2001, following the performance of due diligence, Zincor exercised its option to participate in the Kipushi Project. On execution of the option, Zincor deposited the option fee of $100,000 into a joint account to meet expenditures incurred in negotiating commercial agreements between the Company, Zincor and Gecamines.

     On January 30, 2002, the Company signed a joint venture agreement with Zincor whereby Zincor can earn up to 50% of the Company's interest in the Kipushi Project by incurring $3,500,000 of expenditures on the Project, including the conducting of feasibility studies. Zincor is not obliged to conduct the feasibility studies until commercial agreements for the rehabilitation and resumption of the Kipushi Mine have been entered into between the Company, Zincor and Gecamines, security of tenure is achieved via an agreement with Gecamines, and Governmental approval is received. Zincor will be required to fund the $3,500,000 of expenditures, less already recognized expenditures of $200,000 by Zincor, over a 28 month period commencing with the completion of these items, which must be no later than September 30, 2004, otherwise the agreement will terminate.

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Six months ended April 30, 2003 and 2002 (unaudited) Years ended October 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------

7.   Convertible loans:

     In July 1998, the Company entered into an agreement (the "Rusmin Assignment") with Russian Minerals, Inc. ("Rusmin") for the assignment to the Company of all Rusmin's rights under its agreement (the "Terra Agreement") with Northern Mining and Geological Company TERRA ("Terra") to obtain a 40% interest in Terra, which held two diamond licences in the Arkhangelsk Province of Russia.

     During the year ended October 31, 1999, the Company entered into a loan agreement with Terra in respect of advances to Terra aggregating $800,000 (the "Loan"). The Loan was convertible at the option of the Company into share capital of Terra at a rate of $150,000 per 1% of the issued share capital. The Loan was repayable on April 30, 2001 if the Company did not convert the Loan into share capital of Terra. During the year ended October 31, 1999, the Company wrote off all costs incurred on the project in excess of the Loan amount of $800,000.

     In May 2001, the Company reached a settlement agreement with Terra for final settlement of the convertible loans. Under the agreement, the Company received $320,000 in cash in June, 2001, and all other rights and obligations of both parties under all previous agreements were then terminated. As the carrying value exceeded this final settlement, the Company wrote down the convertible loan by $480,000 to $320,000 during the year ended October 31, 2001.

8.   Investment in joint venture:

     Amounts included in these financial statements related to the Company's interest in the Congo Mineral Developments Limited joint venture are as follows:

        -------------------------------- -- -------------- --- -------------- -- --------------- -- --------------
                                            April 30,           October 31,        October 31,       October 31,
                                            2003                       2002               2001              2000
        -------------------------------- -- -------------- --- -------------- -- --------------- -- --------------
                                              (Unaudited)

        Cash and cash equivalents        $             -   $              -   $      2,723,835   $     5,399,265
        Loan receivable                                -                  -          1,000,000         1,000,000
        Mineral properties                             -                  -          3,883,403         1,892,287
        Current liabilities                            -                  -            468,432         1,337,845
        Loan payable                                   -                  -          1,000,000         1,000,000
        Cash flows from investing                      -           (517,851)        (1,991,116)       (1,337,626)
          activities
        --------------------------------------------------------------------- -- --------------- -- --------------

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Six months ended April 30, 2003 and 2002 (unaudited) Years ended October 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------

9.   Share capital:

     (a)  Authorized:

          Unlimited common shares without par value.

     (b)  Issued:

             ---------------------------------------------------------- --- ----------------- -- -----------------
                                                                                     Number
                                                                                  of shares               Amount
             ---------------------------------------------------------- --- ----------------- -- -----------------

             Balance, October 31, 1999                                           32,182,351   $       39,234,112
             Shares issued for cash on exercise of stock options                     15,000                9,266
             ---------------------------------------------------------- --- ----------------- -- -----------------

             Balance, October 31, 2000 and 2001                                  32,197,351           39,243,378
             Shares released from escrow and returned to treasury
                (note 13(b))                                                        (64,535)                   -
             ---------------------------------------------------------- --- ----------------- -- -----------------

             Balance, October 31, 2002 and April 30, 2003 (unaudited)            32,132,816   $       39,243,378
             ---------------------------------------------------------- --- ----------------- -- -----------------

          In May 2003, the Company completed the placement of 4,000,000 units at a price of CDN$0.45 each, for gross proceeds of CDN$1,800,000. Each unit comprises one common share and a warrant to purchase one additional common share at a price of CDN$0.75 each. The warrants will expire after five years, and are subject to an accelerated expiry period of 45 days, should the Company's shares trade for 20 consecutive trading days commencing after November 21, 2003 at a weighted average trading price of CDN$1.10 or higher. A cash finder's fee of 5% of the financing has been paid to Global Resource Investments Ltd., Haywood Securities Inc. and Canaccord Capital Corporation.

     (c)  Share purchase warrants:

          In addition to warrants described in notes 5(a) and 9(b), as at April 30, 2003, October 31, 2002, 2001 and 2000, the Company had 3,550,000
          warrants outstanding, which were issued during the year ended October 31, 1999. Each warrant may be exercised by the holder at any time to and including October 4, 2004 into one common share of the Company by payment of CDN$3.50 per share. In addition, each warrant must be exercised by the holder into one common share of the Company by payment of CDN$3.50 per share no later than 30 days after the satisfaction of certain conditions. The principal conditions include the issuance of Presidential decrees by the President of the Democratic Republic of Congo ratifying various agreements governing the development of the Kolwezi Tailings Project and provided that within 90 trading days following the satisfaction of all other conditions the weighted average share price of all trades of the Company's shares on the Toronto Stock Exchange for any period of 30 consecutive trading days is CDN$3.20 per share or more. In the event that the Company issues further equity securities prior to the exercise of the warrants, the subscriber will be provided with the opportunity to subscribe for such number of shares as will result in the subscriber immediately following the further issue holding such percentage of the issued shares as is equal to the percentage of issued shares held by the subscriber immediately prior to such further issue.

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Six months ended April 30, 2003 and 2002 (unaudited) Years ended October 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------

9.   Share capital (continued):

     (d)  Director and employee options:

          On January 12, 1998 the Company adopted a stock option plan (the "Plan"), which was subsequently amended on April 29, 1999. Under the Plan the Board has sole discretion to award up to 5,600,000 options to directors and employees. The Plan states that:

          o the number of shares reserved for issuance pursuant to stock options granted to insiders may not exceed 10% of the Company's issued and outstanding share capital;
          o the issuance to any one insider and such insider's associates, within a one year period, of a number of shares cannot exceed 5% of the Company's issued and outstanding share capital;
          o the option exercise price shall not be less than the market value of the Company's shares at the date of grant; and
          o    the maximum term of options granted is 10 years.

          The Plan terminates on March 19, 2007. However, the Board may terminate the Plan prior to this date providing that the termination does not alter the terms or conditions of any option granted prior to the termination.

          Details of options are as follows:

             -------------------------------------------------------- --- ---------------- --- --------------------
                                                                                  Number          Weighted average
                                                                              of options              price (CDN$)
             -------------------------------------------------------- --- ---------------- --- --------------------

             Balance, October 31, 1999                                         3,886,000                  $  2.21
                Granted                                                           30,000                     0.90
                Exercised                                                        (15,000)                   (0.90)
                Cancelled/expired                                               (372,500)                   (1.58)
             -------------------------------------------------------- --- ---------------- --- --------------------

             Balance, October 31, 2000                                         3,528,500                     2.28
                Granted                                                        1,260,000                     0.60
                Cancelled/expired                                             (2,495,000)                   (2.64)
             -------------------------------------------------------- --- ---------------- --- --------------------

             Balance, October 31, 2001                                         2,293,500                     0.97
                Cancelled/expired                                                (23,500)                   (0.60)
             -------------------------------------------------------- --- ---------------- --- --------------------

             Balance, October 31, 2002                                         2,270,000                     0.98
                Granted                                                           61,000                     0.69
                Cancelled/expired                                               (225,000)                   (2.29)
             -------------------------------------------------------- --- ---------------- --- --------------------

             Balance, April 30, 2003 (unaudited)                               2,106,000                  $  0.83
             -------------------------------------------------------- --- ---------------- --- --------------------

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Six months ended April 30, 2003 and 2002 (unaudited) Years ended October 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------

9.   Share capital (continued):

     (d)  Director and employee options (continued):

          The following table summarizes information about the stock options outstanding at October 31, 2002:

             ----------------------------------- ---------------- ---------------------- -------------------------
                                                                       Weighted average          Weighted average
             Exercise price (CDN$)                        Number         remaining life     exercise price (CDN$)
             ----------------------------------- ---------------- ---------------------- -------------------------


             $0.60                                    1,220,000              3.25 years                   $  0.60
             $1.10 - $1.35                              900,000              1.35 years                      1.13
             $2.15 - $3.65                              150,000              0.88 years                      3.15
             ----------------------------------- ---------------- ---------------------- -------------------------

                                                      2,270,000              2.34 years                   $  0.98
             ----------------------------------- ---------------- ---------------------- -------------------------

          As at October 31, 2002, 2,133,750 options were vested with a weighted average exercise price of CDN$1.02. Options vest at various dates over their period of grant. During the year ended October 31, 2001, 1,763,000 options were re-priced and re-issued as 910,000 options with an exercise price of CDN$0.60, expiring on January 29, 2006. During the period November 1, 2002 to April 30, 2003, the Company has granted 61,000 options. For 36,000 options granted to non-employees, the Company has recorded an expense of $10,329 for the six month period ended April 30, 2003, calculated based on the fair value method, with the offsetting amount credited to contributed surplus. No compensation cost has been recognized on 25,000 stock options granted to employees. However, if the fair value method of accounting had been applied to employee stock options granted since November 1, 2002, the pro forma effect to loss and basic and diluted loss per share would be as follows:

          ---------------------------------------------------- -----------------
                                                                  Six months
                                                               ended April 30,
                                                                    2003
          ---------------------------------------------------- -----------------

             Loss, as reported                                 $  1,018,586
             Loss, pro forma                                      1,026,511

             Basic and diluted loss per share, as reported     $       0.03
             Basic and diluted loss per share, pro forma               0.03
          ----------------------------------------------------------------------

          The fair value of each option grant has been calculated using the Black-Scholes option pricing model with the following weighted average assumptions: expected life of 3.5 years, volatility of 137%, no dividend yield, and a risk free interest rate of 4.02%. Subsequent to April 30, 2003, the Company granted 550,000 options exercisable at CDN$0.75 per share until May 15, 2008.

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Six months ended April 30, 2003 and 2002 (unaudited) Years ended October 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------

10.  Income taxes:

     The tax effect of the significant temporary differences that would comprise future tax assets and liabilities at October 31, 2002 are estimated as follows:

        ------------------------------------------------- -- ---------------- -- ------------- --- ---------------

        Future income tax assets:
           Non-capital loss carry forwards                                                      $      4,013,000
           Deferred mineral property expenditures                                                      2,387,000
           Property, plant and equipment                                                                 101,000
        ------------------------------------------------- -- ---------------- -- ------------- --- ---------------

        Total  gross  future  income tax  asset,  before
          valuation allowance                                                                          6,501,000
        Valuation allowance                                                                           (6,501,000)
        ------------------------------------------------- -- ---------------- -- ------------- --- ---------------

        Net future income tax assets                                                            $              -
        ------------------------------------------------- -- ---------------- -- ------------- --- ---------------

     As at October 31, 2002 the Company has non-capital losses carried forward in Canada of approximately $11.3 million, which are available to reduce future years' income for income tax purposes. These non-capital loss carry forwards expire as follows:

        --------------------------------------------------------------- --- ---------------- --- ----------------

        2003                                                                                 $        1,079,000
        2004                                                                                          1,371,000
        2005                                                                                          1,440,000
        2006                                                                                          2,655,000
        2007                                                                                          1,783,000
        2008                                                                                          1,367,000
        2009                                                                                          1,579,000
        ---------------------------------------------------------------- -- ----------------- -- -----------------

                                                                                              $       11,274,000
        ---------------------------------------------------------------- -- ----------------- -- -----------------

     In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projecting future taxable income, and tax planning strategies in making this assessment. The amount of the future tax asset considered realizable could change materially in the near term based on future taxable income during the carry forward period.

     Substantially all of the difference from the income tax recovery of nil and the expected amounts computed by applying the combined federal and provincial tax rate to pre-tax loss relates to losses not recognized.

11.  Related party transactions:

     During the year ended October 31, 2002, the Company has paid or accrued an aggregate of $99,958 (2001 - $97,843; 2000 - $109,509) for legal services to a law firm in which a director of the Company was a partner during the year.

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Six months ended April 30, 2003 and 2002 (unaudited) Years ended October 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------

11.  Related party transactions (continued):

     During the year ended October 31, 2000, the Company granted a 5% net profits interest in the Santo Inacio mineral property to a significant shareholder for $15,000. During the year ended October 31, 2001, the Company agreed to sell the Santo Inacio property to a significant shareholder. The sale of the Santo Inacio property completed during the year ended October 31, 2002, as described in note 5(d)(ii).

12.  Segmented information:

     The Company's operations are primarily directed towards the acquisition, exploration and development of mineral resource properties and represent a single reportable segment. All material revenues of the Company are attributable to the corporate head office. Property, plant and equipment, which includes mineral properties and mineral property evaluation costs, by geographic area are as follows:

        ----------------------------------- -------------------------------------- -------------- -- -------------
                                                   April 30,      October 31,       October 31,      October 31,
                                                        2003             2002              2001             2000
        ----------------------------------- -- --------------- -- ------------- -- -------------- -- -------------
                                                  (Unaudited)

        Democratic Republic of Congo        $      5,459,430   $    4,487,472   $     4,199,277   $    4,054,303
        Angola                                       585,908          402,738           100,251                1
        United Kingdom                                18,792           24,256            47,814           80,133
        Zambia                                             1                1         1,824,128        1,838,766
        Brazil                                             -                -                 -        1,059,329
        ----------------------------------- -- --------------- -- ------------- -- -------------- -- -------------

                                            $      6,064,131   $    4,914,467   $     6,171,470   $    7,032,532
        ----------------------------------- -- --------------- -- ------------- -- -------------- -- -------------

13.  Commitments and contingencies:

     In addition to commitments and contingencies disclosed elsewhere in these financial statements, the Company is subject to the following items:

     (a)  Commitment:

          The Company is committed to payments under operating leases for office premises through to March 2003 for the total amount of approximately $23,347.

     (b)  Contingency:

          The Company agreed when it acquired IDAS (note 5(b)) to assume certain liabilities claimed by the former IDAS shareholders totaling $1,346,000, subject to their verification by audit, agreement or arbitration. One half of such debts, or $673,000, was to be satisfied through the issue of the Company's shares, while the remaining amount would remain a debt of IDAS. At the time the IDAS Acquisition Agreement was entered into, the Company issued 113,726 common shares of the Company, with a value of $400,000, to the former IDAS shareholders, as an advance payment on such debt. To satisfy the remaining $273,000, 77,613 of the Company's shares were issued and put in escrow, pending the outcome of the audit, agreement or arbitration. Although the Company issued shares as payment for $673,000 of this debt, the Company has disputed a significant portion of the $1,346,000 that was claimed as owing to the former IDAS shareholders.

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Six months ended April 30, 2003 and 2002 (unaudited) Years ended October 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------

13.  Commitments and contingencies (continued):

     (b)  Contingency (continued):

          During the year ended October 31, 2001, the Company reached a settlement agreement with parties who had originally claimed $854,000 of the total liabilities and for whom $200,000 had been previously settled by the issuance of 57,459 shares and 64,535 shares had been issued and put in escrow, to settle $227,000 of such debt. These parties agreed to drop their remaining claims in return for a $50,000 cash payment from the Company. The 64,535 shares were released from escrow, returned to the Company and cancelled during the year ended October 31, 2002 (note 9(b)). As a result of the above, the Company has 13,078 shares held in escrow as at October 31, 2002 (2001 - 77,613) and has not accrued in these financial statements for the one half of such debts claimed by the former IDAS shareholders, aggregating approximately $246,000 (2001 - $673,000) as the Company has not been able to verify the debts.

     (c)  United Nations:

          In October 2002, the United Nations Security Council was presented with a report prepared by a Panel of Experts established by the Security Council entitled "Final Report of the Panel of Experts on the Illegal Exploitation of Natural Resources and Other Forms of Wealth of the Democratic Republic of the Congo" (the "Report"). The Company is named in a part of the Report which identifies investors in the DRC whom the Panel considers to have acted in violation of the Organization for Economic Cooperation and Development Guidelines for Multinational Enterprises (the "Guidelines"). The Report does not indicate, in any way, how the Company is not compliant with the Guidelines. The Company considers that it operates to the highest ethical standards in the countries where it does business and fully complies with the applicable laws and regulations. The Company has twice written to the Secretary General and has also written to all members of the Security Council outlining its position and seeking clarification of the reference to it in the Report. In addition, the Company is actively seeking the details of the process and due diligence undertaken by the Panel. The Company will pursue its investigation further to the fullest extent once these details are received.

14. Reconciliation to United States generally accepted accounting principles ("US GAAP"):

     These financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). A reconciliation of material measurement differences under US GAAP or from practices prescribed by the Securities and Exchange Commission ("SEC") as at and for the years ended October 31, 2002, 2001 and 2000 follows:

     (a)  Income taxes:

          As mentioned in note 2(h), during the year ended October 31, 2001, the Company adopted the asset and liability method of accounting for income taxes as prescribed by the CICA. This standard was adopted retroactively with restatement. As a result, the application of US GAAP in accounting for income taxes does not result in any material measurement differences from Canadian GAAP.

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Six months ended April 30, 2003 and 2002 (unaudited) Years ended October 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------

14. Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

     (b)  Stock-based compensation:

          Under Canadian GAAP, prior to November 1, 2002, the Company did not recognize any compensatory element for options granted to employees, directors or non-employees. The Financial Accounting Standards Board in the US has issued Statement of Financial Accounting Standards No.123, "Accounting for Stock-Based Compensation", which became effective for fiscal years beginning after December 15, 1995. The Statement encourages entities to adopt a fair value methodology of accounting for stock-based compensation. As permitted by the Statement, the Company has elected to continue measuring compensation costs for employee stock-based compensation using the intrinsic value based method of accounting for US GAAP purposes.

          Under the intrinsic value method, compensation is the excess, if any, of the quoted market value of the stock at the date of the grant to employees and directors over the exercise price the optionee must pay to acquire the underlying stock. The excess is recognized by a charge to operations over the service period. As the exercise price of options granted by the Company to employees and directors approximates, or is greater than, the market value at the grant date, the Company has determined that the adoption of this accounting policy for stock options granted to employees and directors has no material effect on its financial position or results of operations for US GAAP purposes. Options to purchase 600,000 common shares of the Company granted during the year ended October 31, 1999, but approved by shareholders during the year ended October 31, 2000, have been accounted for by this method during the year ended October 31, 2000. At the date of shareholder approval, the exercise price of the options exceeded the market price of the Company's common shares and, accordingly, no compensation has been recorded.

          Stock options granted to non-employees for services rendered to the Company are accounted for based on the fair value of the stock options granted and are measured and recognized as the services are provided and the options are earned. The stock-based compensation expense in respect of stock options to non-employees, under US GAAP, based upon the fair value of the options using an option pricing model, would be nil for the year ended October 31, 2002 (2001 - $11,442; 2000 - nil) and would be a cumulative amount of $205,553 from the year of adoption of FAS 123 to October 31, 2002. The significant assumptions used to estimate the market value of the options in the year ended October 31, 2001 included a risk free rate of return of 4.5%, a weighted average expected life of 4 years, expected volatility of 162% and expected dividends of nil.

          Under the Financial Accounting Standards Board Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation", ("FIN No. 44"), the stock options that have been repriced as described in note 9(d) are classified as variable options with the effect that a compensation expense is recorded in each period on these options to the extent that the market price of the Company's shares as at each period end exceeds the exercise price, with changes in value recognized in the determination of income. As the market price at October 31, 2002 and 2001 was not greater than the exercise price of these repriced options, the compensation expense for the years ended October 31, 2002 and 2001 on these repriced options is nil for US GAAP purposes.

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Six months ended April 30, 2003 and 2002 (unaudited) Years ended October 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------

14. Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

     (b)  Stock-based compensation (continued):

          In addition, pursuant to EITF 00-23 Issue 31, certain options granted after January 18, 2001 are accounted for as variable options as the exercise price of the options is denominated in a currency (CDN$) other than the currency of the primary economic environment of either the employer or employee. As the market price at October 31, 2002 and 2001 was not greater than the exercise price of these options, the compensation expense for the years ended October 31, 2002 and 2001 for these options is nil for US GAAP purposes.

          With respect to escrowed shares, US GAAP generally considers escrowed shares to be a compensatory arrangement between the Company and the holder of the shares. Accordingly, the difference between the market value of escrowed shares at the time the shares are eligible for release from escrow and the issue price of the shares is recognized and charged to operations as compensation expense in the period the escrowed shares are eligible for release from escrow.

          375,000 common shares of the Company in escrow at October 31, 1997 became eligible for release during fiscal 1997 and therefore, $1,593,989 was charged to operations for US GAAP purposes in 1997. No charge was made or required under Canadian GAAP.

     (c)  Proportionate consolidation:

          US GAAP requires that investments in joint ventures be accounted for under the equity method. As the Company's investment in the CMD joint venture was accounted for using the proportionate consolidation method, a difference would exist in the classification or display that would result from applying the equity method until May 31, 2002 (see notes 2(a) and 5(a)). However, rules prescribed by the SEC permit the Company, in the reconciliation to US GAAP, to omit differences in classification or display that result from using proportionate consolidation as the joint venture is an operating entity, and the significant financial operating policies are jointly controlled by all parties having an equity interest in the joint venture. The SEC has proscribed the disclosure of certain information with respect to the joint venture. This information is set out in note 8.

     (d) Impairment of long-lived assets and long-lived assets to be disposed of:

          US GAAP requires that the carrying value of long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. SEC staff have interpreted US GAAP to require that mineral property exploration and land use costs be expensed as incurred until commercially mineable deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination. Accordingly, for US GAAP purposes, the Company has expensed all mineral property exploration costs, land use costs and mineral property evaluation costs as incurred.

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Six months ended April 30, 2003 and 2002 (unaudited) Years ended October 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------

14. Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

     (d) Impairment of long-lived assets and long-lived assets to be disposed of (continued):

          For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities. For US GAAP, these costs would be characterized as operating activities.

     (e)  Shareholder contributions:

          During the year ended October 31, 1999, long-term debt payable of $375,000 to a significant shareholder was settled by the issuance of common shares. For Canadian GAAP purposes, the carrying value of the debt has been assigned to the shares issued. For US GAAP purposes, the fair value of the shares at the settlement date, being $94,984, would be assigned to the shares issued. The resulting gain of $280,016 would be recognized as a capital contribution since the creditor was a significant shareholder. As the resulting effect is a transaction within shareholders' equity, this difference is not presented separately in the attached tables.

     (f)  Reconciliation:

          The effect of the measurement differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the consolidated balance sheets as at October 31, 2002, 2001 and 2000 and for the consolidated statements of operations and cash flows for each of the years then ended is summarized as follows:

          (i)  Assets:

                  -------------------------- ------------------------------------- -------------- -- --------------
                                                                  October 31,       October 31,        October 31,
                                                                         2002              2001               2000
                  -------------------------------------------- -- ------------- -- -------------- -- ---------------

                  Assets, under Canadian GAAP                  $    7,179,570   $    13,205,011   $     18,829,796
                  Adjustment for mineral property
                    exploration and development (d)                (4,868,903)       (6,083,885)        (5,945,720)
                  -------------------------------------------- -- ------------- -- -------------- -- ---------------

                  Assets, under US GAAP                        $    2,310,667   $     7,121,126   $     12,884,076
                  -------------------------------------------- -- ------------- -- -------------- -- ---------------

          (ii) Share capital and contributed surplus:

                  -------------------------------------------- -- ------------- --- ------------- -- ---------------
                                                                  October 31,       October 31,        October 31,
                                                                         2002              2001               2000
                  -------------------------------------------- -- ------------- --- ------------- -- ---------------

                  Share  capital  and  contributed   surplus,
                    under Canadian GAAP                        $   39,243,378   $    39,243,378   $     39,243,378
                  Adjustment  for  stock-based   compensation
                    for non-employees (b)                             205,553           205,553            194,111
                  Adjustment for escrow shares (b)                  1,593,989         1,593,989          1,593,989
                  -------------------------------------------- -- ------------- --- ------------- -- ---------------

                  Share  capital  and  contributed   surplus,
                    under US GAAP                              $   41,042,920   $    41,042,920   $     41,031,478
                  -------------------------- ------------------------------------- -------------- -- --------------

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Six months ended April 30, 2003 and 2002 (unaudited) Years ended October 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------

14. Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

     (f)  Reconciliation (continued):

          (iii) Deficit:

                  ------------------------------------------ -- -------------- -- ------------- --- ---------------
                                                                 October 31,      October 31,         October 31,
                                                                        2002             2001                2000
                  ------------------------------------------ -- -------------- -- ------------- --- ---------------

                  Deficit, under Canadian GAAP               $   (32,381,088)  $  (28,848,014)  $     (26,056,954)
                  Adjustment for  stock-based  compensation
                    for non-employees (b)                           (205,553)        (205,553)           (194,111)
                  Adjustment for escrow shares (b)                (1,593,989)      (1,593,989)         (1,593,989)
                  Adjustment  for  mineral  properties  and
                    mineral property evaluation costs (d)         (4,868,903)      (6,083,885)         (5,945,720)
                  ------------------------------------------ -- -------------- -- ------------- --- ---------------

                  Deficit, under US GAAP                     $   (39,049,533)  $  (36,731,441)  $     (33,790,774)
                  --------------------------- ---------------------------- --------------------- --- --------------

          (iv) Loss and loss per share for the year:

                  ------------------------------------------ --- --------------------------------------------------
                                                                              Years ended October 31,
                                                                 --------------------------------------------------
                                                                         2002              2001      2000
                  ------------------------------------------ --- -------------- --- ------------- -- --------------

                  Loss for the year, under Canadian GAAP     $     (3,533,074)  $    (2,791,060)  $    (7,898,565)
                  Adjustment for stock-based compensation
                    for non-employees (b)                                   -           (11,442)                -
                  Adjustment  for  mineral  properties  and
                    mineral property evaluation costs (d)           1,214,982          (138,165)        2,248,284
                  ------------------------------------------ --- -------------- --- ------------- -- --------------

                  Loss for the year, under US GAAP           $     (2,318,092)  $    (2,940,667)  $    (5,650,281)
                  ------------------------------------------ --- -------------- --- ------------- -- --------------

                  Basic and diluted  loss per share,  under
                    US GAAP                                          $  (0.07)         $  (0.09)         $  (0.18)
                  ------------------------------------------ --- -------------- --- ------------- -- --------------

          (v)  Cash used in operating activities:

                  ------------------------------------------ --- --------------------------------------------------
                                                                              Years ended October 31,
                                                                 --------------------------------------------------
                                                                         2002              2001      2000
                  ------------------------------------------ --- -------------- --- ------------- -- --------------

                  Cash used in operating activities,  under
                    Canadian GAAP                            $     (1,900,274)  $    (2,582,778)  $    (1,613,166)
                  Mineral properties and mineral property
                    evaluation costs (d)                           (1,470,830)       (2,069,173)       (1,484,954)
                  ------------------------------------------ --- -------------- --- ------------- -- --------------

                  Cash used in operating activities,  under
                    US GAAP                                  $     (3,371,104)  $    (4,651,951)  $    (3,098,120)
                  ------------------------------------------ --- -------------- --- ------------- -- --------------

          (vi) Cash used in investing activities:

                  ------------------------------------------ --- --------------------------------------------------
                                                                              Years ended October 31,
                                                                 --------------------------------------------------
                                                                         2002              2001      2000
                  ------------------------------------------ --- -------------- --- ------------- -- --------------

                   Cash  used  in   investing   activities,
                     under Canadian GAAP                     $     (1,465,384)  $    (1,755,199)  $    (1,448,022)
                    Mineral properties and mineral
                     property evaluation costs (d)                  1,470,830         2,069,173         1,484,954
                   ----------------------------------------- -- --------------- --- ------------- -- --------------

                   Cash  provided by investing  activities,
                     under US GAAP                           $          5,446   $       313,974   $        36,932
                   ----------------------------------------- -- --------------- --- ------------- -- --------------

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Six months ended April 30, 2003 and 2002 (unaudited) Years ended October 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------

15.  Subsequent events:

     (a) In June 2003, the Company (through CMD) and Gecamines completed an agreement with respect to the ownership of the exploitation license for the Kolwezi Tailings Project. The parties agreed that the Company will control, upon its formation, up to 87.5% of KMT Sarl (subject to the potential relinquishment of 5% of its existing interest to the Government of the DRC pursuant to the New Mining Code). Gecamines has agreed to transfer its exploitation license for the Kolwezi Tailings Project to KMT Sarl upon the formation of KMT Sarl. Gecamines will hold a 12.5% interest in KMT Sarl and will also receive from the Company US$5 million upon formal transfer of the exploitation license to KMT Sarl and US$10 million upon the finalization of the project financing for the Kolwezi Tailings Project. This agreement is subject to ratification by the DRC government.

     (b) On September 19, 2003 the Company entered into an agency agreement with Canaccord Capital Corporation (the "Agent") and Canaccord Capital (Europe) Limited ("Canaccord Europe") whereby the Agent and Canaccord Europe have, severally and not jointly, agreed to use their reasonable efforts to sell and place 25,212,000 common shares of the Company in the Canadian provinces of Ontario, Alberta and British Columbia, the United Kingom and any other jurisidiction that may be agreed upon by the Company, the Agent and Canaccord Europe at a price of CDN$1.10 per common share. Net proceeds to the Company are expected to be CDN$24,868,590. The Company has also agreed to issue broker warrants to Canaccord Europe to purchase up to an additional 5% of the common shares sold and placed pursuant to the agency agreement at a price of CDN$1.10 per common share exercisable at any time within 12 months following the closing of the offering under which the common shares are sold and placed. The net proceeds from this issuance are to be used towards further development of the Company's mineral property projects and for working capital purposes.

                   CERTIFICATE OF AMERICA MINERAL FIELDS INC.

Dated: September 19, 2003

         The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the Securities Act (British Columbia), Part 9 of the Securities Act (Alberta) and Part XV of the Securities Act (Ontario) and the respective regulations thereunder.



         (signed) Timothy Read                      (signed) Thomas David Button
  President and Chief Executive Officer                Chief Financial Officer

                       On behalf of the Board of Directors

         (signed) Bernard Vavala                      (signed) Patrick J. Walsh
               Director                                         Director

                            CERTIFICATE OF THE AGENT

Dated:  September 19, 2003

         To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the Securities Act (British Columbia), Part 8 of the Securities Act (Alberta) and
Part XV of the Securities Act (Ontario) and the respective regulations thereunder.

                          CANACCORD CAPITAL CORPORATION

                        By: (signed ) Jean-Yves Bourgeois

[Ontario Securities Commission Logo Omitted}

Ontario Securities Commission

Commission des valeurs mobilieres de l'Ontario

P.O. Box 55, 19th Floor 20 Queen Street West Toronto ON M5H 3S8

CP 55, 19e etage, 20, rue queen ouest Toronto ON M5H 3S8

                    IN THE MATTER OF NATIONAL POLICY 43-201
                        MUTUAL RELIANCE REVIEW SYSTEM FOR
                   PROSPECTUSES AND ANNUAL INFORMATION FORMS

                                      AND

                                IN THE MATTER OF

                          America Mineral Fields Inc.

                               DECISION DOCUMENT

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of British Columbia, Alberta, Ontario have been issued for the Prospectus of the above Issuer dated September 19th, 2003.

DATED at Toronto this 19th day of September, 2003.

                                                      "Cameron McInnis"

                                                      Cameron McInnis

                                                      Manager, Corporate Finance

                                                           SEDAR Project #566110

NEWS RELEASE                                              [COMPANY LOGO OMITTED]


                                                        St. George's House
                                                        15 Hanover Square
                                                        London W1S 1HS
                                                        England
                                                        Tel: ++ 44 20-7355-3552
                                                        Fax: ++ 44 20-7355-3554
                                                        Website: www.am-min.com
                                                        Email: london@am-min.com

For Immediate Release

            AMERICA MINERAL FIELDS INC. ANNOUNCES PRICING OF OFFERING

LONDON, U.K. (September 22, 2003) Canadian mining company America Mineral Fields Inc. ("AMZ" or the "Company") (TSX: AMZ), announces that on Friday, September 19, 2003 it filed a final prospectus with the securities regulatory authorities in the provinces of Ontario, Alberta and British Columbia (the "Securities Regulators") with respect to an offering of 25,212,000 common shares of AMZ at a price of Cdn.$1.10 per common share (the "Offering"). Canaccord Capital Corporation is acting as agent in respect of the Offering in Canada. The Company is also offering the common shares in the United Kingdom and other European jurisdictions with Canaccord Capital (Europe) Limited acting as the Company's agent in these jurisdictions

The closing of the Offering is expected to occur on September 25, 2003, and is subject to customary closing conditions. The Company has sought a secondary listing on the Alternative Investment Market of the London Stock Exchange plc ("AIM"), expected to be effective on September 25, 2003. Canaccord Capital (Europe) Limited has, in conjunction with the AIM listing, been appointed as nominated adviser and broker to the Company. The Company has agreed to grant to Canaccord Capital (Europe) Limited, on closing of the Offering, a broker warrant to purchase up to an additional 5% of the number of shares sold under the Offering at a price of Cdn.$1.10 per common share at any time within 12 months of the closing of the Offering.

AMZ intends to use the net proceeds of the Offering to fund a payment due to La Generale des Carrieres et des Mines (Gecamines, the state-owned mining company in the Democratic Republic of Congo) upon transfer of the exploitation license to the Kolwezi Tailings Project to a joint venture company in which AMZ will have up to a 87.5% equity interest, to fund feasibility studies for the Kolwezi Tailings Project, to fund a programme of work on the Company's Angolan properties and for general working capital.


London                             North America                      London
Tim Read - CEO                     Martti Kangas                      Simon Robinson / Justine Howarth
America Mineral Fields Inc.        The Equicom Group                  Parkgreen Communications
London                             Toronto
Tel: +44-20-7355-3552              Tel: +416-815-0700 x. 243          Tel: +44-20-7287-5544
Fax: +44-20-7355-3554              800-385-5451 (toll free)           Fax: +44-20-7287-5640
London@am-min.com                  Fax: +416-815-0080                 justine.howarth@parkgreenmedia.com
                                   mkangas@equicomgroup.com


This announcement does not constitute an offer to sell or the solicitation of an offer to buy these securities in any jurisdiction.

NEWS RELEASE                                              [COMPANY LOGO OMITTED]

This announcement has been issued by AMZ and the directors of AMZ accept responsibility for this announcement. Canaccord Capital (Europe) Limited which is authorised and regulated by the Financial Services Authority, has approved this announcement for release solely for the purpose of Section 21 of the Financial Services and Markets Act 2000.

Canaccord Capital (Europe) Limited is acting as agent to AMZ in connection with the Offering in the United Kingdom and other European jurisdictions and will not be responsible to any other person or persons for providing the protections afforded to customers of Canaccord Capital (Europe) Limited or for giving advice in relation to the Offering or the content of this announcement. In acting for AMZ, Canaccord Capital (Europe) Limited has relied on information provided to it by both AMZ and its directors.

The common shares issued under the Offering have not and will not be registered under the U.S. Securities Act of 1933, as amended, or the securities laws of any state, and have not been offered or sold within the United State or to or for the account or benefit of U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to purchase securities in the United States.

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company's plans for its principal properties in the Democratic Republic of Congo ("DRC"). These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company's operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended October 31, 2002 and Reports on Form 6-K filed with the Securities and Exchange Commission.

       NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN
                               THE UNITED STATES.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  America Mineral Fields Inc.
                                                  (Registrant)

Date  September 22 2003                  By:      /S/"Paul C. MacNeill"
     -------------------                          ------------------------------
                                                  (Print) Name: Paul C. MacNeill
                                                  Title: Director